annual report 2003

COMMERZBANK



MMERZBANK

highlights of commerzbank group

	2003	2002
Income statement		
Operating profit (€ m)	559	192
Operating profit per share (€)	1.03	0.36
Pre-tax profit (€ m)	–1,980	–372
Net loss (€ m)	–2,320	–298
Net loss per share (€)	–4.26	–0.56
Operative return on equity (%)	4.9	1.6
Cost/income ratio in operative business (%)	73.3	77.3
Pre-tax return on equity (%)	–17.4	–3.1

	31.12.2003	31.12.2002
Balance sheet		
Balance-sheet total (€ bn)	381.6	422.1
Risk-weighted assets according to BIS (€ bn)	140.8	160.2
Equity as shown in balance sheet (€ bn)	9.1	8.8
Own funds as shown in balance sheet (€ bn)	18.7	19.3
BIS capital ratios		
Core capital ratio, excluding market-risk position (%)	7.6	7.5
Core capital ratio, including market-risk position (%)	7.3	7.3
Own funds ratio (%)	13.0	12.3
Commerzbank share		
Number of shares issued (million units)	597.9	542.2
Share price (€, 1.1.–31.12.) high	17.58	21.29
low	5.33	5.04
Book value per share*) (€)	17.37	18.98
Market capitalization (€ bn)	9.3	4.0
Customers	6,840,000	6,039,000
Staff		
Germany	25,426	28,603
Abroad	6,951	7,963
Total	32,377	36,566
Short/long-term rating		
Moody's Investors Service, New York	P-1/A2	P-1/A2
Standard & Poor's, New York	A-2/A-	A-2/A-
Fitch Ratings, London	F2/A-	F2/A-

*) excluding cash flow hedges

ructure of commerzbank group


Board of Managing Directors
Corporate Divisions
Group Management
Services
Staff departments
Banking departments
Service departments
ccounting and Taxes
ompliance and ecurity
orporate ommunications and conomic Research
inancial Controlling
roup Treasury
uman Resources
nternal Auditing
egal Services
isk Control
trategy and Controlling
• Asset Management
• Credit Operations Private Customers
• Private Banking
• Retail Banking
• Corporate Banking
• Financial Institutions
• Global Credit Operations
• Multinational Corporates
• Real Estate
• Securities
Domestic and foreign branch network
Cooperation in bancassurance area
• Global Operations Investment Banking
• IT Development
• IT Investment Banking
• IT Production
• IT Support
• Organization
• Transaction Banking
• Hypothekenbank in Essen AG
• Erste Europäische Pfandbrief- und Kommunalkreditbank AG
• EUROHYPO AG
• Korea Exchange Bank
• COMINVEST Asset Management GmbH
• ADIG-Investment Luxemburg S.A.
• AFINA Bufete de Socios Financieros, S.A.
• Caisse Centrale de Réescompte, S.A.
• CICM Fund Management Limited
• Commerz International Capital Management (Japan) Ltd.
• Jupiter International Group plc
• Commerzbank Europe (Ireland)
• Commerzbank International S.A.
• Commerzbank (South East Asia) Ltd.
• Commerzbank (Switzerland) Ltd
• comdirect bank AG
• COMMERZ PARTNER Beratungsgesellschaft für Vorsorge- und Finanzprodukte mbH
• Commerz Service GmbH
• BRE Bank SA
• Commerzbank (Budapest) Rt.
• Commerzbank (Eurasija) SAO
• Commerzbank (Nederland) N.V.
• Commerz (East Asia) Ltd.
• P.T. Bank Finconesia
• Commerz Grundbesitzgesellschaft mbH
• CommerzLeasing und Immobilien AG
• CBG Commerz Beteiligungsgesellschaft Holding mbH
• Commerzbank Capital Markets Corp.
• Commerz Futures, LLC
• Commerz Securities (Japan) Co. Ltd.
• Commerz Business Consulting AG
• pdv.com Beratungs-GmbH
• SOLTRX Solutions for financial business GmbH
• TC TrustCenter AG


| what happens if somewhere in the world a new trend appears? | your phone rings |
| ideas ahead |
COMMERZBANK


| what should an optimal property-financing deal look like? | how you want it to |
| ideas ahead |
COMMERZBANK


| with whom do german companies do the best deals abroad? | with commerzbank |
| ideas ahead |
COMMERZBANK


| what do we do with funds that are better than our own? | we get them into the team |
| ideas ahead |
COMMERZBANK


| what if you have more important things to do than to go to your bank? | then we simply come to you |
| ideas ahead |
COMMERZBANK


TAXI
| it's quite normal to be available for customers at all hours | we think so, at any rate |
| ideas ahead |
COMMERZBANK

/ ideas ahead /

OR: HOW DO WE GET OUR MESSAGE ACROSS?

In banking, the advertising "battle" for customers primarily takes place at the emotional level: how can we position our Bank such that our customers both have more trust in us and think we are capable of more than our rivals?

/
/

Based on a broad survey of various target groups in Germany, France and Italy, we have identified two key points distinguishing us from our competitors: our customers are relatively well satisfied with Commerzbank. Non-customers imagine that, as a "small" major bank, we are more flexible, creative and act more quickly than our competitors.

/
/

The right positioning for Commerzbank is, therefore: "Commerzbank is a creative major bank. In an interactive relationship with customers and its business associates, it offers the best financial services." That is the starting point for all our advertising messages and presentations. The core concept "creativity" distinguishes us, for one thing, from our competitors and, for another, it entails a promise.

/
/

Our slogan "ideas ahead" sums this up. It serves as a "heightened translation" of the expectations placed in us and at the same time embodies what we offer customers by way of creative cooperation. It enhances the Bank's attractiveness, makes it more sympathetic and arouses curiosity for its services. It has a motivating impact on staff, but also calls upon them to generate new ideas.

The translation of the slogan into advertising takes account of the various target groups, but addresses them in the same tonality: for Commerzbank, much is matter-of-course which for others is quite the exception. Commerzbank has surprisingly straightforward solutions for apparently complex problems. Our advertising identifies the problem and presents a convincing, target-group-oriented solution.

/
/

The motifs used as images in our advertising – and which appear as illustrative material throughout this report – repeatedly show people in situations that tell entire stories in combination with the headline. Exciting, unusual, surprising and striking, but always in close touch with the topic. We are the flexible bank which is full of ideas in responding to customers' wishes. The deliberate use of colour, contrast and sharpness depicts reality as more attractive and impressive than it actually is. Small is made larger and the normal more unusual. The campaign is intended to make an impression; it should also polarize and arouse curiosity about Commerzbank. For we have ideas, and they get our customers ahead.



Klaus-Peter Müller
Chairman of the Board
of Managing Directors

March 2004

Dear shareholders,

Commerzbank is now a better bank. Step by step, we have made progress towards restoring a satisfactory level of profitability. Naturally, our customer and our employee orientation have not been overlooked in the process. Quite the contrary – these are essential if we want to be successful in the long term. We want to be a highly efficient, credible and trustworthy partner in financial matters for everyone, for the entire public at large.

While the disappointment on the part of the employees affected is understandable, the cancellation as of December 31, 2004, of the Bank's internal agreements on the company pension scheme based on the last net salary drew some very polemical, and for the most part poorly informed, commentaries in the public sphere. We were unable to communicate in an appropriate form and adequately the crucial point – namely, that our company pensions as well should be made calculable and should be maintained for future generations.

In the meantime, we have held sober and constructive negotiations at our Bank. We are grateful to the staff council and the senior staff representatives for helping us to search for an adequate solution. Together with the central staff council, we had established the framework for a new defined-contribution company pension by mid-February. The details are to be agreed upon by mid-year.

We expressly support the institution of the company pension scheme as an ever more important pillar in Germany's system of old-age provision. However, it is essential for companies that their future expenses – as part of their wage-related costs – can be calculated clearly and remain within a tolerable framework.

We were quicker and better at convincing people as regards the outcome of our painful restructuring phase, which began in mid-2001. Now that existing capacities have been adjusted to the weaker demand for banking services, there is fresh scope for expansion which we are going to use in a selective manner. One example here is the recently agreed takeover of SchmidtBank. As a result, we have not only increased our customer base by about ten per cent, but have also strengthened our presence in an area where Commerzbank was previously hardly represented at all.

Our capital base is strong enough to support further acquisitions or organic growth. Any restrictions in this respect tend to be imposed by the rigid "three-pillar structure" of the German banking market. It is still not possible to say whether and at what point politicians will be in a position to reform this – in our view – outdated model, which is unique among industrial nations. However, the international criticism on the part of the EU Commission in Brussels and the IMF in Washington has apparently triggered a process of rethinking, as has the attempt by the city parliament in Stralsund to sell the local savings bank.

Commerzbank at any rate has completed its fitness cure and is now on the way to becoming the "first choice" for retail customers in Germany. We are focusing intensively on *Mittelstand* firms, as here, too, we intend to become the "number one" nationwide in this segment. At the same time, we want to be an interesting relationship partner for European larger corporates and multinationals. Admittedly, these are ambitious goals that can only be attained through the best service, excellent products and dedicated personnel. Nonetheless, these are also goals which we consider realistic.

Our shareholders will be able to measure the successes which we achieve step by step in the form of rising share prices and of dividend payments reflecting the Bank's ever stronger earnings performance.

Over the past few years, we have concentrated our international network of outlets and reshaped it with a view to the structures needed over the long term. In the United States in particular, we have been really successful and profitable for decades. In Central and Eastern Europe, we similarly have a network of branches and subsidiaries which are established in the market, giving us an outstanding starting position for the eastern enlargement of the European Union. We believe that the enlargement of the Union this May will give rise to further strong expansion in our business in this region.

For years, it has been speculated in a broadly-based public debate that Commerzbank is too small to exist all by itself. But size is relative, and who knows what is the optimal size for a bank?

At Group level, we serve just over 6.8 million customers. Too small? Our business volume stands at about €380bn. Too little? Germany's exports and imports added up to almost €1,200bn in 2003; roughly 16% of this total passed through the books of Commerzbank. Too small? Of course, such figures are no answer to the question. Rather, the right thing is to ask whether we will be in a position in the long run to achieve a reasonable return, in line with market rates, on the equity which Commerzbank employs. We have set ourselves the target of demonstrating this by 2005. The groundwork has been laid; that is why we look with confidence and assurance to an independent future for Commerzbank. We also owe this to our customers, to our employees and to our shareholders.

All the same, the management is also obliged to examine alternatives in the consolidation process that is taking place in the German and European financial market. Theoretically, very many possibilities exist; yet there are far fewer practical solutions. In the future as well, we will study all the realistic options. However, no one will remove from us the responsibility for embarking on the right course. In the final analysis, it is up to you, our shareholders, to decide to what extent – and indeed whether – you are satisfied with your investment in Commerzbank shares.

We do not know what opportunities the future holds in store for us. But we are self-assured and strong enough to play an active role in the European banking market.

I hope to be able to welcome you in large numbers to our Annual General Meeting in the Jahrhunderthalle Frankfurt on May 12. I will then present to you the interim report for the first quarter of 2004.





survey of the commerzbank group

Mounting confidence in the world economy

Expansionary monetary policy in the industrial nations and the related extremely low interest rates had their impact in 2003. Worldwide, the prospects for growth improved. Once again, the United States led the way, as monetary stimuli were reinforced there by massive tax cuts and public spending programmes. But there are signs that Asia, too, is regaining its former dynamic momentum, with China assuming a special significance as the region's engine of growth. The foundations have been laid, therefore, for the world economy to expand rapidly in the current year. We expect real growth of 4.6%; world trade should expand even far more strongly.

By comparison, Western Europe's economic progress is modest. But here as well, economic activity emerged from its stagnation at mid-year or so. The development in Germany was crucial in this respect, where after declining in the first half of the year, GDP registered subdued growth from last summer onwards. Initially fuelled by brisk demand for exports, business investment also rose at long last in the final quarter after a lengthy interruption. We expect this rebound to continue throughout the current year, with the first positive effects of the economic upturn on the labour market probably being felt roughly as from the summer.

For the financial markets, historically low interest rates combined with the expectation of an upswing were the forces which revived the stock market in particular. Worldwide, stock indices improved considerably; climbing by 37%, the DAX index was even one of the top performers. If the hopes of an upswing are fulfilled in Germany and the government does not slacken in its reform efforts, conditions for the financial markets, and consequently for banks as well, will continue to develop positively.

Revaluation measures shape 2003 results

Last autumn, we decided to free the Commerzbank Group from its unrealized losses. On the one hand, this helped set the stage for a sustained increase in our profitability. On the other, we have improved our position, enabling us to play an active, structuring role in possible changes in the banking landscape.

Germany:
rebound in investment


Real investment in machinery and equipment
(forecast as from 1st quarter 2004)
percentage change on year
Ifo business climate
(trade and industry in western Germany)
index 2000=100
4
3
2
1
0
-1
-2
-3
-4
100
95
90
85
2001
2002
2003
2004

In our revaluation initiative, the unrealized losses identified in our securities and investments portfolio per September 30 were written down. This entailed reducing the book values of listed investments, which despite the recovery of prices since mid-2003 were still higher than their market values, to a value that can be realized in the market. Industrial participations were affected here as well as holdings in financial institutions, such as Mediobanca, Generali and Santander Central Hispano.

We wrote other participations down to their fair value. These were primarily Eurohypo AG and our London asset-management subsidiary, Jupiter. In the case of Eurohypo, market conditions and business plans had changed so much since 2002 that we deemed it necessary to adjust its valuation. This measure will directly affect our income statement in future. Our interest expenses will be substantially reduced, as this company is consolidated on an at-equity basis and the now lower write-downs on those components relevant for an IAS valuation are also deducted from our interest position. The reduction in goodwill at Jupiter will greatly help our Asset Management to return to profitability.

The revaluation measures, for which we needed to use €2.3bn, gave rise to a large net loss for the year in our financial statements for 2003, which will be balanced by a withdrawal from the capital reserve. In order to compensate for the decline in our regulatory equity, we placed a capital increase without subscription rights in November, which raised a net amount of €742m for us.

All told, by revaluing our securities and investments portfolio we have removed sizeable burdens for the current year, thanks to lower amortization of goodwill and lower funding costs for our investments.

Consolidated balance-sheet total at €382bn

In the course of 2003, the Commerzbank Group's balance-sheet total shrank by 9.6% to €381.6bn. The weak dollar accounted for €12bn of this decline. In addition, we systematically maintained our strategy of selectively reducing risk-weighted assets. These were down by 12.1% to €140.8bn.

We trimmed interbank lending by €2.7bn to €51.7bn; claims on customers contracted by €10.1bn to €138.4bn.

In our investments and securities portfolio, which expanded by 3.9% to €87.8bn overall, we mainly added to bonds, notes and other fixed-income securities. By contrast, the item Investments in associated companies was 35.8% lower. This was due, for one thing, to the amortization of goodwill at Eurohypo and, for another, to the transfer of our holding in Korea Exchange Bank to Investments. In the final quarter of last year, we sold part of our interest in KEB. At the same time, KEB effected a capital increase, to which we did not subscribe. This reduced our interest from 32.6% to 14.8%. Since this transaction, therefore, we have no longer included KEB on an at-equity basis.

On the liabilities side, interbank borrowing fell by €19.7bn to €95.2bn and securitized liabilities by €8.7bn to €84.0bn. By contrast, we achieved a €4.3bn increase in customer deposits to €100.0bn. Savings deposits advanced slightly by €200m, but time deposits registered the strongest growth at €2.9bn. Attractive interest rates played a role here, which both the Parent Bank, Commerzbank AG, and comdirect used to gain new customers.

Equity slightly higher

Per end-2003, we had equity as shown in the balance-sheet of €9.1bn, compared with €8.8bn a year earlier. The Bank's capital ratios continue to exceed our target levels: at 7.3%, the core capital ratio remained at its year-earlier level; the own funds ratio rose to 13.0%. As a result of our clean-up, the revaluation reserve moved from -€769m at end-2002 to a current €1,240m.

Marked improvement in operating results

Our efforts – above all on the cost side – bore fruit last year. As against €192m in the previous year, we achieved an operating profit of €559m in 2003.

However, net interest income made no contribution towards improved results, falling by 11.4% to €2.8bn. In addition to the weak dollar and the absence of interest income from Rheinhyp (roughly €220m), the further reduction of risk-weighted assets made itself felt. While we managed to widen our average interest margin at the Parent Bank, this was not enough to compensate for the decline in volume.

Provision for possible loan losses was down by almost €240m from its level of €1.3bn in 2002. At the start of the year, we had assumed an amount of €1.2bn. Ultimately, we used €1,084m for provisioning purposes, even though the economic situation remained tight in 2003 and the number of insolvencies was even higher. We attribute the need for less provisioning to our further improved risk management and in particular to the reduction of bulk risks. We have also systematically scaled back latently endangered credits. In this way, we have not been involved in several of the major cases of insolvency that have occurred in recent years.

We also managed a turnaround in our net commission income, which showed a small increase to €2.14bn after two years of decline. Above all, as from mid-year we benefited from a recovery in securities markets and also achieved growth in both foreign commercial business and payment transactions.

We were also more successful with our trading profit than we had been a year previously; it was 35.5% higher at €737m. We were able to draw upon our strength in equities business, which was also lifted by the emerging recovery of the markets.

Structure of provision for possible loan losses

Commerzbank Group, in € m	2003	2002	2001	2000	1999
Germany	813	946	555	529	522
Abroad	260	365	325	148	89
Global provision	11	10	47	8	78
Total net provisioning	1,084	1,321	927	685	689

The Net result on the investments and securities portfolio reached €291m, compared with a minus of €11m a year earlier. Among other things, we disposed of our interests in Buderus and T-Online. Write-downs were needed on only a limited scale following our clean-up last autumn.

The Other operating result, which mainly comprises allocations to and reversals of provisions, as well as expenses and income from building and architects' services, reached €174m. In 2002, we achieved a much higher surplus on this item through the proceeds from the deconsolidation of Rheinhyp.

Operating expenses practically €650m lower

The success of our two cost-cutting offensives is clearly underlined by the expense items in our income statement. Operating expenses fell by 12.5% to €4.5bn. With this outcome, we realized our target for 2004 a year earlier than planned.

At end-2003, we had a Group workforce of altogether 32,377, practically 4,200 fewer than a year previously. Due above all to this development, personnel expenses were down by 8.8% to €2.4bn.

We cut other operating expenses by 16.5% to €1.6bn and the depreciation of office furniture and equipment by 16.2% to €475m.

We will not relax our efforts to keep costs within very narrow limits. Precisely at times when we are focusing on earnings growth, we have to continue to watch costs closely. Only in this way will we achieve sustained success and permanently raise our profitability.

The above-mentioned income and expenses yield an operating profit of €559m. From this, for one thing, goodwill amortization of €110m has to be deducted. For another, we already recognized in the first quarter of 2003 restructuring expenses of €104m for measures under our second cost-cutting offensive. Last but not least, the loss of €2.3bn resulting from our clean-up is included in the item Expenses arising from special factors. Once these items have been deducted, a pre-tax loss of -€1,980m remains, as against -€372m in the previous year.

In view of the sizeable loss, the 2003 tax position of €240m seems too large at first sight – especially compared with a year earlier, when we showed tax income of €103m. However, it should be noted here that some of our subsidiaries in Germany and abroad generated profits and paid tax on them. In addition, the large loss as a result of revaluation is not relevant for tax purposes.

After tax expenses and minority interests of €91m have been deducted, the Commerzbank Group has a net loss for the year of €2.32bn, which will be balanced by a withdrawal from the capital reserve. As we are also posting a "zero" result at the Parent Bank, we are unable to pay a dividend for the 2003 business year. Holders of our profit-sharing certificates will receive a full payment. This expense is covered in our 2003 interest position.

Uneven development of segments

In Retail Banking, the upswing that had begun in 2002 gathered momentum. However, revenues are developing very unevenly. Net interest income was lower than a year earlier, in line with the general trend. This means that the wider average margin achieved on the credit side was not enough to offset the reduction in volume, and the margin we realized on borrowed funds sank, due to the low level of interest rates. On the other hand, net commission income rose by 12.6%. Here, our attractive range of real-estate funds, certificates and reverse convertibles compensated for the weaker demand for equities in the first half of the year.

Especially noteworthy is the 11.0% fall in operating expenses. The operating profit rose from €53m in 2002 to a sizeable €258m. The operative return on equity increased from 3.2% to 14.3% and the cost/income ratio receded from almost 90% to 79.2%.

We believe that Asset Management is also developing really well, even though its net commission income was down by 14.2%. Here, the revenues from Montgomery Asset Management and Commerzbank Asset Management Italia were missing in 2003. We have sold both companies. Our consolidation measures showed a positive impact on the cost side: operating expenses fell by no less than 28.3% to €345m.

Consequently, the operating result rose substantially, from €13m to €90m. The return on equity improved from 1.6% to 14.1% and the cost/income ratio from 97.4% to 79.3%.

In the Corporate Customers and Institutions segment, the heavy dependence on economic performance and interest rates was felt. Net interest income declined by 20.6%. The volume of lending contracted; to some extent, this was quite deliberate due to our active clean-up of the loan portfolio; at the same time, though, it was also involuntary because of the low dollar and companies' weak investment activity.

Despite flat economic activity, our early-warning systems made it possible to reduce provisioning considerably. Net commission income was also encouraging, rising 19.8% to €726m, thanks to intensive and creative sales efforts.

Operating profit, by segment

in € m


2002
2003
500
400
300
200
100
0
-100
-200
-300
Retail Banking
Asset Management
Corporate Customers and Institutions
Securities
Group Treasury
Mortgage banks

The decline in operating expenses, at -4.6%, was not as strong as in the other segments. For this reason, lower earnings could not be compensated for, which meant that the operating profit was down 21.6% in a year-on-year comparison. At €5.2bn, by far the greatest part of our equity is tied up in this segment. The return on equity sank from 8.5% to 6.9%, while the cost/income ratio rose from 45.9% to a still very good 49.8%.

The largest swing in operating profits was registered by Securities. Both net interest and net commission income were lower, but the trading profit was raised by 56.6% to €783m.

As operating expenses were brought down substantially – principally through staff reductions – the operating profit achieved a plus of €3m, after a minus of €296m a year previously. This meant a return on equity of 0.3%, as against -22.7%, and a cost/income ratio of 99.7%, as against 136.1%.

At Group Treasury, revenues were 15.5% higher than a year earlier, while operating expenses receded by 20.0%. The operating profit rose sharply, therefore, to €220m. With only a small amount of equity tied up, a return of 203.7% was registered, as against 100.6%, and another very low cost/income ratio of 20.3%, as against 29.3%.

Comparison with the previous year is difficult in the case of the mortgage banks. In the first seven months of 2002, namely, Rheinhyp was included with its consolidated figures. Since August 2002, this segment has comprised Hypothekenbank in Essen, Erste Europäische Pfandbrief- und Kommunalkreditbank in Luxemburg and Eurohypo, which is consolidated at equity. These institutions achieved quite a good operating profit of €242m overall. This gave rise to a return on equity of 27.3%, compared with 14.6% a year earlier. The cost/income ratio is traditionally low in this segment, reaching an extreme low of 10.2% (as against 22.4%) in 2003.

Within the Group as a whole, the operating profit of €559m led to an operative return on equity of 4.9%. A year earlier, it had been 1.6%. The cost/income ratio improved from 77.3% to 73.3%.

Mortgage banks

	2003
Equity tied-up (€ m)	888
Operative return on equity	27.3%
Cost/income ratio in operating business	10.2%

Development in individual quarters

2003 financial year

€ m	Total	4th quarter	3rd quarter	2nd quarter	1st quarter
Net interest income	2,776	663	662	746	705
Provision for possible loan losses	–1,084	–256	–273	–303	–252
Net interest income after provisioning	1,692	407	389	443	453
Net commission income	2,136	591	509	516	520
Net result on hedge accounting	40	3	12	15	10
Trading profit	737	121	107	278	231
Net result on investments and securities portfolio	291	68	64	54	105
Operating expenses	4,511	1,113	1,078	1,141	1,179
Other operating result	174	15	98	29	32
Operating profit	**559**	**92**	**101**	**194**	**172**
Regular amortization of goodwill	110	21	29	30	30
Profit from ordinary activities before expenses arising from special factors and restructuring expenses	**449**	**71**	**72**	**164**	**142**
Expenses arising from special factors	2,325	–	2,325	–	–
Restructuring expenses	104	–	–	–	104
Profit from ordinary activities after expenses arising from special factors and restructuring expenses	**–1,980**	**71**	**–2,253**	**164**	**38**
Extraordinary profit	–	–	–	–	–
Pre-tax profit	**–1,980**	**71**	**–2,253**	**164**	**38**
Taxes on income	249	139	30	78	2
After-tax profit	**–2,229**	**–68**	**–2,283**	**86**	**36**
Profit/loss attributable to minority interests	–91	–20	–22	–16	–33
Net loss/profit for the year	**–2,320**	**–88**	**–2,305**	**70**	**3**

2002 financial year

€ m	Total	4th quarter	3rd quarter	2nd quarter	1st quarter
Net interest income	3,133	678	721	861	873
Provision for possible loan losses	–1,321	–323	–436	–308	–254
Net interest income after provisioning	1,812	355	285	553	619
Net commission income	2,120	490	501	554	575
Net result on hedge accounting	–56	–54	–21	51	–32
Trading profit	544	91	36	104	313
Net result on investments and securities portfolio	–11	368	–531	60	92
Operating expenses	5,155	1,220	1,229	1,308	1,398
Other operating result	938	2	884	40	12
Operating profit	**192**	**32**	**–75**	**54**	**181**
Regular amortization of goodwill	108	25	26	29	28
Profit from ordinary activities before expenses arising from special factors and restructuring expenses	**84**	**7**	**–101**	**25**	**153**
Expenses arising from special factors	247	247	–	–	–
Restructuring expenses	209	177	32	–	–
Profit from ordinary activities after expenses arising from special factors and restructuring expenses	**–372**	**–417**	**–133**	**25**	**153**
Extraordinary profit	–	–	–	–	–
Pre-tax profit	**–372**	**–417**	**–133**	**25**	**153**
Taxes on income	–103	–141	–20	6	52
After-tax profit	**–269**	**–276**	**–113**	**19**	**101**
Profit/loss attributable to minority interests	–29	33	–16	–17	–29
Net loss/profit for the year	**–298**	**–243**	**–129**	**2**	**72**

corporate governance at commerzbank

On February 25, 2002, an independent commission set up by the German government presented the German Corporate Governance Code for the first time. It describes key statutory provisions for the management and supervision of German listed companies and embodies internationally and nationally recognized standards for good and responsible governance. The Code makes the German system of corporate governance transparent and understandable. At the same time, it is designed to promote the trust of international and national investors, customers, employees and the general public in the management and supervision of German listed companies.

Responsible corporate governance has always been a high priority at Commerzbank. That is why we – the Supervisory Board and Board of Managing Directors – expressly welcome and support the Code as well as the goals and objectives which it pursues. On February 4, 2003, we issued our annual declaration of compliance pursuant to Art. 161, German Stock Corporation *(Aktiengesetz)* and published it on the internet. In it, we stated that, with one exception, we have complied with all the recommendations of the Code. The single exception relates to section 5.3.2., according to which the Audit Committee of the Supervisory Board should also deal with risk-management issues. We have entrusted these functions to the Risk Committee, which for years has dealt with the Bank's credit and market risks.

Even at the time of publication of the German Corporate Governance Code, the articles of association of Commerzbank AG as well as the procedural rules of the Board of Managing Directors and Supervisory Board complied with its requirements for the most part. To the extent necessary, we have adapted the articles of association of Commerzbank AG and also the procedural rules for the Board of Managing Directors and the Supervisory Board to the regulations of the Corporate Governance Code. The changes in the articles of association were resolved by the AGM on May 30, 2003.

German Corporate Governance Code as amended in July 2003

In July 2003, a partly revised version of the German Corporate Governance Code was published in the Federal Gazette *(Bundesanzeiger)*. We subsequently examined our own code and updated our declaration of compliance on November 11, 2003. Overall, we deviate from three of the Code's recommendations. In addition to the already existing deviation from section 5.3.2, two new ones have arisen through the amendments to the German Corporate Governance Code:

Pursuant to section 4.2.2, the full Supervisory Board should discuss and regularly examine the structure of the system of compensation for the Board of Managing Directors. The Supervisory Board has entrusted matters related to compensation to the Presiding Committee, which independently resolves upon and deals with them. This procedure has proved successful. The Presiding Committee discusses the structure of the system of compensation, regularly examines it and determines the amount of compensation for members of the Board of Managing Directors. It regularly reports to the full Supervisory Board on its deliberations and decisions in this connection.

Section 4.2.4 recommends that the compensation of the members of the Board of Managing Directors should be reported in the Notes to the consolidated financial statements, subdivided according to the various components and presented in individualized form. In the Notes on page 161f., we present their compensation subdivided according to fixed amount, variable performance-related components and long-term incentive components, but not in individualized form. The total compensation of the Chairman of the Board of Managing Directors alone is shown separately. This enables shareholders to infer the compensation received by the other members of the Board of Managing Directors, thus representing in our opinion a good compromise between shareholders' desire for information and the protection of the personal rights of board members.

Principles of the system of compensation

The compensation of the members of the Board of Managing Directors is made up of a fixed remuneration and a variable bonus, based on the Group's business success and the attainment of individual targets. In addition, there is remuneration in kind on the usual scale and possibly remuneration for board functions at subsidiaries. Details can be found in this annual report on page 161f. In addition, like other executives and selected staff of the Group, the members of the Board of Managing Directors are able to acquire "virtual" stock options which run for three to five years under so-called long-term performance plans (LTPs). The exact structure of these LTPs is explained on page 103f. of this annual report. Details of the current value of these options may be found on page 162. The structure of compensation was not altered in the past year.

Suggestions of the German Corporate Governance Code

We comply with virtually all the suggestions of the German Corporate Governance Code, deviating from them in only five points:

In section 2.3.4, it is suggested that the Annual General Meeting be broadcast in its entirety via internet. We make it possible to follow the speeches of the Chairman of the Supervisory Board and the Chairman of the Board of Managing Directors. The general debate is not broadcast. For one thing, this seems inappropriate given the length of our Annual General Meetings; for another, we do not want to infringe upon the personal rights of the individual speaker.

Section 3.6 of the German Corporate Governance Code suggests that separate meetings to prepare Supervisory Board meetings should be held regularly for the representatives of the shareholders and the employees. We arrange such preparatory meetings only if the need arises.

Section 5.3.2 suggests that the chairman of the Audit Committee should not be a former member of the Board of Managing Directors. We have not adopted this suggestion as we are interested especially here in the expertise of the person in question.

The suggestion contained in section 5.4.4 that the members of the Supervisory Board should be elected at different dates and for different periods of office is not compatible with the German system of co-determination. Employee representatives, namely, have to be elected at the same time for five years. The suggestion could only be applied, therefore, in the case of shareholder representatives and would lead to unequal treatment.

Last but not least, the German Corporate Governance Code suggests that the variable compensation of Supervisory Board members should be linked to the long-term performance of an enterprise. At Commerzbank, variable compensation is bound up with the dividend payment. We consider this to be a transparent and readily understandable system.

Board of Managing Directors

The Board of Managing Directors is responsible for the independent management of the Company. In this function, it has to act in the Company's best interests and is committed to increasing the sustainable value of the Company. It develops the Company's strategy, coordinates it with the Supervisory Board and ensures its implementation. The Board of Managing Directors conducts Commerzbank's business activities in accordance with the law, the articles of association, its procedural rules and the relevant employment contracts. It cooperates on a basis of trust with the other bodies of Commerzbank and with the employee representatives.

The composition of the Board of Managing Directors and the responsibilities of its individual members are presented on pages 180-181 of this annual report.

Supervisory Board

The Supervisory Board advises and supervises the Board of Managing Directors in its management of the Company. It conducts its business activities in accordance with the legal provisions, Commerzbank's articles of association and its procedural rules; it cooperates closely and on a basis of trust with the Board of Managing Directors. The Supervisory Board regularly examines the efficiency of its activities, at least every two years.

The composition of the Supervisory Board and its committees is presented on page 177f. The report of the Supervisory Board on pages 173-176 provides information on the work of this body, its structure and its control function.

Accounting

For accounting purposes, the Commerzbank Group uses the International Accounting Standards (IAS), whereas HGB rules are still applied in the case of the individual financial statements of Commerzbank AG. The consolidated and Parent Bank financial statements are prepared by the Board of Managing Directors and approved by the Supervisory Board. The audit is performed by the auditors appointed by the Annual General Meeting. The annual financial statements also include a detailed risk report, providing information on the Company's responsible handling of the various types of risk. It appears on pages 52-79.

Shareholder relations and communication

Once a year, the Annual General Meeting of shareholders takes place. Above all, it resolves upon the appropriation of the distributable profit, approves the actions of the Board of Managing Directors and Supervisory Board and authorizes the Board of Managing Directors to undertake capital-raising measures. Each share entitles the holder to one vote.

Our shareholders are regularly – four times a year – informed about the Bank's financial position and earnings performance; further corporate news items that are relevant for the share price are published in the form of a so-called ad hoc release. By means of press conferences and analysts' meetings, the Board of Managing Directors reports on the annual financial statements or the quarterly results. For reporting purposes, we increasingly use the possibilities offered by the internet; at www.commerzbank.com, those interested can find a wealth of information on the Commerzbank Group. We feel committed to communicating in an open and transparent manner with our stakeholders. We intend to realize this claim in the future as well.

Frankfurt, March 23, 2004

Commerzbank Aktiengesellschaft

The Board of Managing Directors | The Supervisory Board



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HOW DOES A SUCCESSFUL TEAM COME ABOUT? YOU LOOK FOR THE BEST. AND THAT'S PRECISELY HOW WE SELECT OUR FUNDS FOR YOU. FOR THIS PURPOSE, WE PERFORM A COMPLETELY NEUTRAL ANALYSIS OF THOUSANDS OF OFFERS. AND IF THE FUNDS OF OTHER COMPANIES ARE INTERESTING, WE RECOMMEND THEM.

| ideas ahead |

retail banking and asset management

The business lines which form Retail Banking and Asset Management continued their restructuring and consolidation efforts in 2003, for the most part completing them successfully. The segment reporting figures provide impressive evidence that we embarked on the right course with these measures.

Retail Banking department

Retail Banking department

	2003
Equity tied-up (€ m)	1,804
Operative return on equity	14.3%
Cost/income ratio in operating business	79.2%

Thanks to excellent sales performance and the "play to win" restructuring programme introduced in 2002, break-even point was reached in 2003. At €258m, the operating profit was well ahead of our medium-term planning. Despite the persistently difficult market environment and the reduced sales force, revenues were held at their year-earlier level. This translates into a productivity increase of over 20%.

The pilot phase of the bank agency, the advisory branch model with automatic cash-desk functions available on a 24-hour basis, was launched last year. After the test phase has been successfully completed, the bank agency will enable us to extend our geographical presence in selected locations efficiently and in a cost-conscious manner.

Successful against market trend

While the number of bank accounts in Germany has been reduced by 9.4 million over the past twelve years, Commerzbank has managed to hold its market share steady against this trend over the past ten years. In securities and lending business in particular, Commerzbank has expanded thanks to the individualized and professional advice it offers.

Commerzbank an ideas laboratory

Talks with customers and market research have prompted us to examine the subject of general financial knowledge. For despite a high degree of competence, many customers seem to have a deep-rooted uncertainty with regard to financial topics. In Commerzbank's "ideas laboratory", therefore, independent experts are exploring topics related to personal finances. The experts formulated the demand for a canon of general financial knowledge. This triggered a debate in society which attracted great attention in both the media and the political sphere. In restructuring its advisory processes, the Bank has already anticipated the outcome and is, for example, systematically focusing on a comprehensive structured survey of demand. The ideas laboratory will continue to pursue the topic of general financial knowledge inside and outside the Bank.

We are translating the "ideas ahead" claim into innovations in the areas of advice and products. Our goal here remains to offer customers all financial services under a single roof – regardless of whether these are our own products or products provided by others.

Pioneer in selling third-party funds

In order to increase the quality of advice and customer satisfaction, we have added the investment funds of other institutions to our range. In May 2001, we recommended the first non-Group fund, the Fidelity European Growth Fund. In the meantime, half of our recommended investment funds are not produced by ourselves.

By deciding in favour of open architecture, Commerzbank has assumed a pioneering role among Germany's major banks. Last year, third-party investment funds already accounted for 37% of the overall net inflow. When selecting its own or third-party products, Commerzbank also takes into consideration the assessments of external rating agencies. This procedure leads to a high-quality range of funds on offer and makes objective, customer-oriented advice possible.

Attractive products for retail investors

Close contact with our customers is an important element in creating attractive, innovative products. In 2003, we were especially successful with our portfolio insurance funds. Our Best End Certificate, for example, enables customers to dispose of investments before they reach maturity at the highest possible price – a frequently expressed wish of investors in times of volatile markets.

The ADIG Total Return Product is also a response to the uncertain situation in securities markets. By means of flexible investment in equities and bonds, the investor can benefit from interest-rate changes or rising share prices according to market phase. What is more, the fixed-income element serves to secure the investment and the achieved gains.

The Comas Unlimited Certificate offers even more protection against market movements; it systematically decouples itself from the short-lived performance of the equity, bond and foreign-exchange markets. For this purpose, the certificate is based on an index characterized by a broad diversification in professionally managed hedge funds. The investment goal is simple: a steady return of roughly 10% p.a. with a narrow fluctuation band of 3-6%. With these product innovations, Commerzbank is making available to retail investors a major bank's extensive knowledge of capital-market instruments.

In 2003, Commerzbank also became the first bank to bring to the market a special interest-rate product of KfW for retail customers. This represented an innovative approach in property financing to making state promotion available to retail customers, providing home buyers with very reasonable market conditions.

Strong growth surge for bancassurance

We built further upon our successful cooperation with our strategic partner, the AMB Generali group. This was above all thanks to the activities of our mobile advisers for old-age provision and building finance under the roof of our joint subsidiary CommerzPartner. In connection with a sales offensive in the branches, we managed to boost the volume of life insurances sold by 50% to €760m last year. The rise in home-loan savings by 70% to €660m was even more marked. We believe that we are well equipped for the future as well, therefore, to participate successfully in the growing market for old-age provision.

Fresh expansion of customer base in branch business

In 2003, too, we stepped up our activities to gain new customers. A series of innovative sales measures produced over 100,000 extra customers for the Bank. New customers were offered an attractive deposit interest rate. This was the first time that the Bank had used an incentive to make the changeover and test phase easier for new customers.

The strategic cooperation with TUI has been extended until 2012. About 450,000 TUI card-holders use Commerzbank credit cards. A systematic programme for contacting customers and offering products is designed to bind this group even more closely to Commerzbank. Thanks to its many years of good experience with TUI, Commerzbank is now a professional partner for further cooperation agreements of this kind.

Steady expansion in online banking

Since its launch in 1997, commerzbanking.de, the virtual branch for retail customers, has met with ever greater interest. In mid-2003, commerzbanking.de was geared more strongly to sales and acquiring new customers; since then, it has offered not only a broad range of information but also non-customers the opportunity to conclude their banking transactions online. By end-2003, more than 500,000 customers were taking advantage of the possibility to effect banking transactions in this form. With comdirect bank included, we are one of the leading providers in the German market, with roughly 1.2 million online-banking customers.

Growth initiative "grow to win"

The encouraging result of Retail Banking in 2003 shows that the turnaround has been achieved through a sustained reduction of costs and an increase in productivity. On the way to becoming the best bank nationwide for retail and business customers, we now need a sustained growth strategy. That is why we have followed "play to win" in quick succession with a programme that, for one thing, significantly optimizes the business model (excellence) and also generates sustained growth. Through the "grow to win" programme, we intend to achieve and hold a result that, independently of market performance, is on a par with our target return.

International benchmarks in retail banking show that operative excellence is the decisive success factor in retail business and the necessary condition for profitable and sustained growth.

Naturally, we are constantly examining whether we can expand through selective acquisitions. We took our first step in this direction by purchasing the branch operations of SchmidtBank with its roughly 360,000 retail customers.

We are sure that we can lay the foundations for profitable expansion in retail business with this programme.

comdirect achieves best result since it was formed

In the 2003 business year, comdirect bank achieved a pre-tax consolidated profit of €39.1m – easily the best since the bank was formed in 1994. In a year-on-year comparison, this meant an improvement of €57.7m. The result enables comdirect to make its first dividend payment. The management board will propose to the annual general meeting on April 28, 2004, that a dividend of €0.16 per share be paid.

The increase in results can mainly be traced to two effects: for one thing, operating expenses were significantly reduced again, by almost 19% to €112.5m; for another, comdirect generated higher commission income. This is above all due to the "com one programme for the future", introduced in 2002, with which comdirect has stabilized its revenues, lowered costs and streamlined structures.

Compared with the previous year, its customer base expanded by almost 18,000 to reach 640,220 at group level. As a result, comdirect continues to be Germany's market leader in online investment. Its UK subsidiary, comdirect ltd., increased its number of customers to 49,700.

Securities markets have steadily recovered from their low levels. With a year-on-year rise of 11.8% in securities orders, comdirect benefited to an above-average extent from this development. Its net commission income reached €83.1m, representing a 7.7% increase on the previous year. However, net interest income before provisioning declined by 10.5% to €57.2m. Apart from the lower level of interest rates, the rise in interest paid was instrumental in this respect, fuelled by special campaigns to acquire new customers. This was prompted by the conviction that investing in attractive interest-bearing products is an efficient way to gain new customers. While interest expenses rose, the bank took in €800m in funds and acquired roughly 25,700 new customers. The total assets under custody expanded altogether by €3.4bn to €10.4bn, thus reaching their highest level in three years.

In response to the needs of its customers, comdirect bank established and built up two further strategic pillars in the 2003 business year – parallel to the ongoing extension of its Online Investment services. In its Direct Banking field of competence, it bundles the products for short-term financial investments and modern payments. In its Financial Advisory field of competence, comdirect looks after its customers' needs in the area of old-age provision and asset accumulation. For this purpose, its comdirect private finance AG subsidiary was formed in 2003. It opened its first office in Munich on October 1, 2003. Hamburg and Düsseldorf followed in the same year, Frankfurt in January 2004. By implementing this three-pillar strategy, comdirect is realizing its objective of being the bank for the modern investor. It combines the efficiency of the online-based business model with an individual, personal and all-inclusive service for the customer.

The share price of comdirect rose by 182% in the 2003 financial year. The share thus registered the strongest performance in the MDAX index, in which comdirect was included in September as the only bank with an online-based business model.

Private Banking department

In 2003, the Private Banking department was able to build upon its position as one of the three leading institutions in German private banking. The basis for this success is the all-inclusive service which excellently qualified private-banking advisers provide for our wealthy clients. Drawing upon the support of systematic analytical instruments, they develop specific solutions for each individual customer. Further factors in our success last year were the good performance of our portfolio management and the innovative additions to our range of products. The private-banking units in Switzerland, Luxembourg and Singapore are also able to look back upon a successful year. In 2004 as well, Private Banking will continue to pursue a growth course thanks to selective investment in closer contact with clients, product innovations and advisory services. We are confident that these measures will enable us to acquire further new customers.

Asset Management department

Asset Management department

	2003
Equity tied-up (€ m)	639
Operative return on equity	14.1%
Cost/income ratio in operating business	79.3%

At end-2003, Asset Management had altogether €83.3bn of assets under custody. By far the greater part of this amount is concentrated at our European production units in Frankfurt, London and Paris. The Frankfurt-based COMINVEST, formed in 2002, managed considerably more than half of the total assets under management for its private and institutional customers.

In the past financial year, we altered our previous approach in Italy and sold our Commerzbank Asset Management Italia unit. As part of our European focus, we also disposed of our American subsidiary Montgomery Asset Management, thus withdrawing entirely from the United States in this segment. The two disposals removed a sizeable burden from the cost side in Asset Management.

COMINVEST achieves positive result

Even after all the costs and amortization had been deducted, we achieved a distinctly positive result with COMINVEST in the first year of its existence, thanks to optimized procedures and effective cost management. With the administration and service units in Luxembourg, Dublin and Munich included, which belong to the COMINVEST group, an amount of €28m emerges. In addition, we launched numerous initiatives to extend our market- and customer-based activities and to improve our market position.

Retail funds back in favour

Despite a persistently difficult market situation and investors' continuing uncertainty, the retail funds arm of the COMINVEST group with its ADIG brand managed to generate a positive net inflow of €493m in its high-earning securities funds in 2003. Customers and distribution partners were especially attracted to our successful portfolio insurance funds such as the ADIG Europa Invest family with its inflows of €346m, our established bond-based funds and also the newly issued ADIG Total Return Protect, with an inflow of €340m. The funds under management expanded from €23.8bn to €24.4bn last year. This was partly due to the revitalization of the ADIG brand through sponsorship of the long-established soccer club Hamburger Sportverein.

The performance of our funds also proved highly encouraging. Practically 70% of all funds beat their underlying benchmark; in some cases, the increases easily exceeded the latter.

The refocusing of the product range, greater efficiency in terms of both administration and settlement as well as tight cost management all led to a marked rise in profitability.

Innovative products for institutional clients

At end-2003, the institutional segment of COMINVEST was managing an overall volume of €25.2bn in 336 *Spezialfonds* (non-publicly-offered funds), 25 portfolios under free portfolio management and 15 retail funds not offered for public sale. In addition, €2.2bn was invested in 33 advisory mandates.

Last June, COMINVEST Institutional launched the first German mutual fund for institutional investors which invests almost exclusively in securitized issues (asset-backed securities). This innovative product generated inflows of an overall €81.6m.

Custody service and custody outsourcing

The European Bank for Fund Services (ebase), a wholly-owned subsidiary of CAM Holding GmbH, is a full-service platform for custody services and custody outsourcing. In its second year of existence, it passed further important milestones in its business development. In the field of capital investment company outsourcing, it concluded a cooperation agreement with Siemens KAG and Credit Suisse Asset Management GmbH. The custody accounts of these companies were combined with those of ebase and successfully integrated into the ebase IT system. With its IT expertise and professional project management, ebase has staked out a claim for itself in the fiercely contested market for service platforms. In the second product segment, multi-fund custody accounts, it has reached agreement with its cooperation partners to make a range of 3,500 funds available. At end-2003, ebase was managing altogether 910,047 accounts with €6.2bn of assets under control.

Subsidiaries in Europe

Our subsidiary in the United Kingdom, Jupiter International Group plc, benefited from the positive trend for the UK stock market. Assets under management grew by 22%. Hedge-fund management was especially successful with its flagship Jupiter Hyde Park. The funds under management expanded from US$190m at the start of 2003 to US$614m. At year-end, Jupiter was managing roughly €15bn. This year as well, Jupiter is pursuing a profitable growth strategy so that its funds can outperform comparable funds over the long term. Activities in the current year are focused on improving the market position of its retail funds in the United Kingdom. In addition, hedge-fund business is to be expanded and growth potential tapped in Continental Europe by making use of synergies with COMINVEST.

Our French subsidiary, Caisse Centrale de Réescompte (CCR), registered an encouraging rise in its 2003 results of 22% to €23.3m. At end-2003, CCR was managing assets of €12.8bn, an increase of 3.3% on the previous year. The management of equities based on the "value" approach, introduced by CCR in the French market in 1998, displayed an impressive and extraordinary development,

generating a plus of 122%. Thanks to this success, our subsidiary is benefiting from a further diversification of its asset-management activities. At the same time, it is maintaining its traditionally strong position as a leading provider of money-market products.

ADIG-Investment Luxemburg S.A. (ALSA) was administering funds of €11.8bn in its core business – fund services for Group and non-Group associates – at end-2003. In the shareholder services area, it was looking after 24,978 investment accounts with an overall volume of €1.0bn at year-end, €419.8m of which was attributable to institutional investors. This represents a year-on-year increase of 80%. In the current financial year, it is planned to focus on implementing the interest-taxation guidelines and to concentrate further on core competencies.

The Irish subsidiary, CICM Fund Management in Dublin, managed €3.2bn in its core business of fund administration. In 2003, six new funds were launched for Commerzbank and relations with other business lines, such as Private Banking, were further strengthened. Thanks to the stepped-up expansion of information technology, CICM established a straight-through processing (STP) link with all the custodian banks last June. Up to now, this has been realized by only a handful of institutions.

The Spanish AFINA company maintained its growth strategy in 2003, raising its assets under management by 50%. In order to increase market coverage and to tap the attractive Catalonian market, an offshoot was established in Barcelona.

Successful in Asia

As Asian markets rebounded strongly and sales activities became more intensive, our asset-management companies in Asia were able to expand their customer base and their assets under management substantially. To an increasing extent, regional products were developed in order to serve the growing intra-regional investment flows. Profitability was boosted sharply again in 2003.

Group companies and equity participations in the Retail Banking and Asset Management division

Retail Banking department

comdirect bank AG Quickborn 58.7%[2]	**Commerz Service Gesellschaft für Kundenbetreuung mbH** Quickborn 100.0%	**COMMERZ PARTNER Beratungsgesellschaft für Vorsorge- und Finanzprodukte mbH** Frankfurt am Main 50.0%

Private Banking department

Commerzbank Europe (Ireland) Dublin 44.0%[1]	**Commerzbank International S.A.** Luxembourg 100.0%[2]	**Commerzbank International Trust (Singapore) Ltd.** Singapore 100.0%[1]	**Commerzbank (South East Asia) Ltd.** Singapore 100.0%
Commerzbank (Switzerland) Ltd Zurich 100.0%[2]			

Asset Management department

COMINVEST Asset Management GmbH Frankfurt am Main 100.0%[2]	**European Bank for Fund Services GmbH (ebase)** Haar near Munich 100.0%[2]	**ADIG-Investment Luxemburg S.A.** Luxembourg 100.0%[2]	**AFINA Bufete de Socios Financieros, S.A.** Madrid 48.7%
Caisse Centrale de Réescompte, S.A. Paris 99.6%	**Capital Investment Trust Corporation** Taipei 24.3%[1]	**CICM Fund Management Ltd.** Dublin 100.0%[2]	**Commerz Advisory Management Co. Ltd.** Taipei 100.0%[2]
Commerzbank Asset Management Asia Ltd. Singapore 100.0%[2]	**Commerz International Capital Management (Japan) Ltd.** Tokyo 100.0%[2]	**Jupiter International Group plc** London 100.0%[2]	**KEB Commerz Investment Trust Management Co. Ltd.** Seoul 45.0%

1) The Parent Bank holds some of the interest indirectly.
2) The Parent Bank holds the interest indirectly.




| with whom do german companies do the best deals abroad? | with commerzbank |
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| ideas ahead |

corporate and investment banking

The Corporate and Investment Banking division is responsible for business relationships with companies and institutions as well as the product and trading areas geared to these groups of customers.

Strategically, the systematic development of business with the successful German *Mittelstand* continues to be of outstanding significance for us. We intend to become Germany's best nationwide bank for *Mittelstand* companies. At the same time, we want to be the partner of choice for our larger corporates and multinationals, able to provide them with the right solutions.

Corporate Banking department

Corporate Banking department

	2003
Equity tied-up (€ m)	5,154
Operative return on equity	6.9%
Cost/income ratio in operating business	49.8%

In view of the flat economic performance in Germany for the third year in succession and a further rise in company insolvencies, the overall conditions for corporate business remained difficult in 2003. They were felt above all in persistently weak demand for financing, primarily reflected at the Bank in a decline in our lending to larger corporates and multinationals. While provisioning for problem credits is still at a high level, we were able to reduce the valuation allowances in our lending by altogether more than a fifth, not least thanks to the acknowledged efficiency and state-of-the-art character of our systems for managing risk.

We attach great priority to reflecting risk in our pricing, which in any case will become obligatory at the latest with the introduction of Basel II. Margins in corporate business remain narrow and do not adequately reflect the risk. Alongside these efforts, we have stepped up our cross-selling in order to sell more of our other banking products and services and we are intensifying the dialogue with our customers.

Lending offensive for *Mittelstand*

In order to underscore our *Mittelstand* orientation and to counter the frequently and indiscriminately raised accusation that the private-sector banks are no longer lending to *Mittelstand* firms, we launched a lending offensive last spring especially designed for this group of customers. In a first step, we made available an extra one billion euros in funds. Shortly afterwards, we were able to arrange a global loan of €500m with Kreditanstalt für Wiederaufbau for financing the investments of smaller businesses. In addition, we made available – for the first time at individual state level – a global loan of €250m with L-Bank Baden-Württemberg especially for companies in this state. A third general loan facility of €100m for firms in Bavaria was arranged with LFA Förderbank Bayern. We pass on the funding advantage realized through these general loan facilities to our *Mittelstand* borrowers. All told, we provided almost €2bn from these programmes alone for the new business of smaller firms, thereby holding our lending to *Mittelstand* companies steady against the general trend – in marked contrast to popular talk of a credit squeeze.

In order to improve the financial standing of smaller businesses and to create greater transparency, we have strengthened our rating-based advisory service. There has been remarkably strong demand for our "rating:coach" product. In the meantime, we have found over 200 customers for this very individual advisory service.

Dynamic expansion of "public sector"

In addition to traditional corporate customers, we are increasingly serving institutions of the public sector as an independent target group of Corporate Banking. Above all, these are the federal, state and local authorities, and especially "Konzern Kommune" with its often numerous municipal companies and financial peculiarities.

As a rule, the main emphasis is on communal loan business, which registered an encouraging development. In 2003, for instance, Commerzbank was once again the European market leader in selling credits under the EIB global loans programme. But we were also successful in finding financing solutions for social-insurance institutions, local utilities and waste-disposal companies as well as for healthcare institutions. There was also lively demand for derivative instruments for use in interest-rate management. Institutions availed themselves to a very great extent of the persistently low level of interest rates both to finance investments and to reduce their interest burdens.

Advising municipal enterprises, such as public utilities, continues to be particularly important. On account of the trend towards more competition and greater deregulation, organization and rating are the main topics here. In the area of municipal investment, we have created a special mixed fund consisting of equities and bonds, "KommunalCorent", as a portfolio insurance instrument and have been quite successful with it.

Improved functions for corporate-customer portals

We added several functions to our two Commerzbank corporate-customer portals last year, thereby making electronic access to the Bank even easier. The *Mittelstand* portal, for example, now has a forward money-market function. In the meantime, this "companydirect" portal is regularly selected and used by more than 22,000 of our corporate clients. This represents virtually half of the relevant target group.

Additional modules and functions have also been integrated into "companyworld", the internet portal for larger *Mittelstand* firms. These make documentary foreign commercial business and also bulk payments via internet simpler and international payments easier. Our goal continues to be to introduce new applications, creating greater financial scope for corporate customers through these portals and providing them with a better overview of their day-to-day transactions.

New fund products for financial investments

In order to tap new attractive financial investment opportunities for *Mittelstand* customers and smaller institutional investors, Commerzbank has reached an agreement for close cooperation with the American SEI Investments Company. First and foremost, our customers, who are able to choose between two investment funds applying the manager-of-managers approach, will benefit from the

independent selection and control of SEI, one of the world's leading companies in the area of investment consultants. This will give them access to the best managers in all the relevant markets and investment styles. Through the cooperation with SEI Investments, our investors will achieve far better performance for their company funds, especially over the medium to long term.

Commerzbank is the first bank in Germany to conclude such an exclusive cooperation agreement with a broadly-based manager-of-managers platform.

Mezzanine to overcome weak capital base

With our new product initiative "Mezzanine for the *Mittelstand*", we are seeking to tackle a core problem of Germany's smaller businesses: their overly high debt/equity ratios. By offering mezzanine financing, we are expressing our confidence in their future. They can then receive the liable funds to enable them to realize their investment plans without having to restrict their decision-making scope. The mezzanine funds are made available by our subsidiary Commerz Beteiligungsgesellschaft and have an average lifetime of five to seven years.

Our goal: more *Mittelstand* customers

In the current business year as well, Corporate Banking is set to steer an expansion course. In the *Mittelstand* segment in particular, we want to gain new customers and raise the proportion of such companies which have a Commerzbank account from its present level of 39%. An important role in this connection is played by our four financial engineering centres set up in 2002, providing on-the-spot support for our corporate relationship managers in the form of quality structured and corporate-finance products. We will do all that is in our power to complement our attractive product range in the areas of interest-rate, currency and liquidity-risk management, transaction and cash management, as well as international trade and export financing by adding innovative solutions designed for *Mittelstand* firms. At the same time, our *Mittelstand* offensive is intended to help make our corporate business as a whole more profitable.

"Move to the top"

At the start of 2004, our Bank's entire Corporate Banking repositioned itself. We gave this important corporate project the name "Move to the top". The main emphasis in this repositioning is to make a clear distinction in the support which we provide for our key target groups – on the one hand, for smaller businesses at our 20 main branches with more than 150 sales locations; on the other, for the larger corporates centres, specialized in dealing with our larger corporate customers in the major business locations of Hamburg, Düsseldorf, Frankfurt, Stuttgart and Munich. Retaining our successful existing practice, we will continue to look after roughly 100 selected multinationals from our head office, applying a global relationship management approach. With this systematic target-group orientation, we will further strengthen our excellent competitive position.

Experts at finding solutions for such management problems as interest and currency risk or complex solutions in the area of cash and transaction management are available to support these customer segments. They are assigned to the newly formed product areas Interest, Currency & Liquidity Management (ICLM) and Trade Finance & Transaction Services (TFTS), which have a single management. Maintaining the previous successful arrangement, a qualified

relationship manager will coordinate the overall business relationship with the client. We believe that this new orientation will above all generate sustained growth in the *Mittelstand* segment and more intensive commitments in the larger corporates area.

Financial Institutions department

On behalf of the Group, the Financial Institutions department looks after relations with German and foreign banks and financial services providers as well as central banks and countries. Applying a global approach, it also complements our network of operative outlets. In the 2003 financial year as well, it made a stable contribution to results.

Our strength abroad is based on a closely-knit network of 26 representative offices as well as delegates of the Bank in all the leading economic regions. In addition, the relationship managers at head office possess detailed knowledge of the cultural, legal and economic conditions in the regions for which they are responsible.

In foreign commercial business, contacts with over 6,000 banks document Commerzbank's position as a leading external-trade bank. We handle the financial side for 16% of Germany's external trade – a large market share which has been growing for years and which we easily maintained in 2003; for exports alone, the share is even as much as 17%. We are especially well-positioned in the emerging markets, for which this department serves as a centre of competence.

Comprehensive range of services

We provide businesses active in external trade with a comprehensive and high-quality service. Here, Financial Institutions forms the bridge between German corporate customers and foreign banks. Our main products and services are:

- Advice on delivery transactions and planned investments
- Handling payments via direct accounts in more than 70 currencies
- Provision of foreign guarantees, taking into consideration local regulations
- Cover against claims arising from letters of credit or guarantees
- Forward exchange cover even for exotic currencies
- External-trade financing, from forfaiting to complex structured products, as well as
- Direct on-the-spot support.

In 2003, we were able to confirm our important position as a European transaction bank and participant in the euro-clearing system.

Good opportunities in Central and Eastern Europe

Despite geographical concentration on our European home market, Commerzbank still has a direct presence in 43 countries.

In Central and Eastern Europe, we have even increased our presence in some places. At the end of the year, for example, our new branch in Bratislava began operations, which had developed from the Bank's former representative office

in Slovakia. In the current year, a further representative office will follow in the Serbian capital, Belgrade. Our network in the Central and Eastern European region, where we are one of the largest foreign banks, is complemented by minority stakes in several procredit banks, the former microfinance banks.

By far our most important involvement in the region is our interest in BRE Bank in Poland, which having achieved a turnaround last year is now back on an expansion course. With its market share of a good 6.5%, it is one of the country's leading banks. After receiving the approval of the authorities to raise our existing 50% interest in BRE Bank to a maximum of 75%, we acquired further shares through two public tender bids. In the meantime, our stake amounts to more than 72%. This puts us in a position to play a major role in a consolidation of the Polish banking market.

US branches successful

Last year, the Commerzbank branches and subsidiaries operating in Western Europe had to contend with a persistently unfavourable market environment. We mainly concentrated on improving the networking of our units and on strengthening our sales teams through specialists for complex financing solutions. Larger corporates and multinationals in particular benefited as a result.

In North America, we maintain four branches; last year, they remained on a successful course, once again turning in exceptionally good results. Their pretax return on equity reached 24%. Above all, asset/liability management and secondary-market activities registered above-average performance again. The cost base was further reduced, by a tenth. Due to the strong economic upswing, we see good opportunities for our Northern American outlets this year as well.

Securities department

Securities department

	2003
Equity tied-up (€ m)	995
Operative return on equity	0.3%
Cost/income ratio in operating business	99.7%

The strongest improvement in the results of our operative business lines last year was registered by the Securities department, which has included foreign-exchange business since mid-2002. Thanks to substantial reductions in costs, accompanied by a recovery in trading revenues, and with a gradually more positive outlook in the markets, Securities returned to profitability.

Central to business strategy in 2003 was an expansion in services for corporate clients in Germany, but also throughout Europe as a whole and the United States. For the first time, the range extended from capital raising and products for hedging and asset enhancement to advising companies facing the need to reorganize their balance sheets.

Synergies from integration of bond and FX businesses

The fixed-income area benefited last year not only from the persistent buoyancy of new issues and trading activity in many markets, but also from the integration of foreign-exchange and interest-rate business. Both of these will now be provided from a single platform and can draw upon the synergies to their mutual benefit, given the ever greater influence that exchange rates have on interest rates.

In options business as well, the advantages of this integration are becoming evident, with a positive trend in both client business and proprietary trading. The launch of long-dated/exotic FX options will add further to revenues this year. A new electronic trading platform, developed last year, will give our private and corporate clients direct access to the global FX market.

In the run-up to EU enlargement, we have integrated trading in Central and Eastern European bonds into our major European centres in London and Frankfurt, enabling us to provide the complete service of an international investment bank for all customers in the accession countries as well.

Turnaround in equity capital markets

Thanks to the strong recovery in equity markets and increased fund-raising activity on the part of many companies, we considerably expanded our equity capital markets business. Among other things, Commerzbank acted as adviser to France Télécom in their €15bn capital increase, the largest-ever rights issue. The deal was named Equity Issue of the Year by *International Financing Review*. The improved performance of ECM was achieved despite a disappointing IPO market in Germany.

The development of a European-based M&A business remains a key part of the strategy to provide our clientele with a complete range of investment-banking products and services. In a subdued market environment for M&A, we advised clients in ten completed deals last year.

Combining the syndicated loan and debt capital markets groups also had a positive impact on our business opportunities. We served as joint lead arranger for a two-year credit of €13bn for DaimlerChrysler. In addition, we were the lead manager of syndicated loan deals for such prominent companies as Volkswagen, Degussa and Linde.

In the bond market, we played a major role in a floating-rate issue, once again for DaimlerChrysler. Other important issues in which we were involved were launched by the Republic of Turkey and the European aerospace company, EADS.

In asset-backed securities, we built further upon our strong market position and franchise. Among other things, we were the sole bookrunner for both of the two largest European securitization deals, for Aareal Bank and Eurohypo. We believe that the true sale initiative, which Commerzbank has worked to establish, will generate sustained growth for the securitization market over the next few years.

Success with hedge fund certificates

Our derivatives group benefited from both the recovery in equity markets and our efficient distribution channels for institutional and private investors in Germany. The star product proved to be our hedge fund of fund index-linked certificates, offered under the name of Comas. The new Comas unlimited certificate in particular achieved excellent performance combined with low volatility. Commerzbank is now regarded as a major player in the fund-linked derivatives markets.

Independent Commerzbank research
Research activities are increasingly focused on a core German expertise across all asset classes, geared to the needs of both institutional and corporate customers. In different independent surveys, we performed exceptionally well, underlining our approach of offering absolutely independent research that meets high quality standards.

Real Estate department

Our Real Estate department has remained unchanged, comprising Commerz Leasing und Immobilien AG (CLI), Düsseldorf, and Commerz Grundbesitz Gesellschaft GmbH (CGG), Wiesbaden. Once again, it achieved an encouraging profit contribution of about €100m.

CLI – a leading German leasing company
Despite a difficult overall economic and tax framework, our subsidiary CLI was able to strengthen its position as one of the leading and most profitable German leasing companies. The group consists of CommerzLeasing und Immobilien AG together with 13 subsidiaries and four equity participations, covering the entire spectrum of leasing and real-estate business. Last year, it generated its largest volume of new business to date, at €2.5bn, with expansion fuelled by activities in Germany. The leasing of moveable goods grew by a particularly dynamic 22%.

All in all, the CLI group asserted its market position in the real-estate area, which includes – apart from the leasing of property and large moveable goods – structural financings and funds, and further expanded it in the leasing of moveable goods. At end-2003, the overall portfolio of contracts amounted to €32bn. The year's most important transactions were:

- In real-estate/structured investments, a leasing contract for a fund-based plan of over €400m for the new head office of a major company, a major municipal investment with a volume of more than €300m and a €100m supplier financing for investment in machinery and equipment by an automobile components supplier.
- In the fund area, the inclusion of five ships of identical construction in a shipping fleet fund with a volume of US$167m and a stadium fund of €163m. In addition, a project development plan was implemented in Düsseldorf with roughly 22,000 square metres of office space and included in a closed-end property fund. As a result, the overall volume of investors' capital held in funds rose to €3.4bn, representing 82,000 individual investments.
- In the leasing of moveable goods, the acquisition of Hansa Automobil Leasing GmbH and also the integration of ComSystems GmbH, a company for the leasing of hardware and software, sold by DaimlerChrysler in 2002.

CGI/HAUS-INVEST remains on successful course

Once again, the Commerz Grundbesitz group achieved above-average success with its sales. Under the roof of Commerz Grundbesitz Gesellschaft, it consists of Commerz Grundbesitz-Investmentgesellschaft mbH (CGI), which manages the open-ended property fund HAUS-INVEST europa, and Commerz Grundbesitz-Spezialfonds-Gesellschaft mbH (CGS) for business related to non-publicly-offered property funds.

Last year, a net €1.75bn flowed into HAUS-INVEST europa – roughly 13% of the net inflows for all of Germany's open-ended property funds. The fund's assets rose to €11.9bn. As a result, it remains the market leader, at 14%, and also the largest German investment fund.

The large net inflows were immediately invested in attractive real estate. At year-end, the overall portfolio comprised 152 properties in 10 countries and 60 cities. The non-German share of the assets amounted to more than 75%.

Commerz Grundbesitz-Spezialfonds-Gesellschaft can also look back on a successful year. It has now launched four property funds for institutional investors and acquired altogether 28 properties in nine European countries, for which it invested an amount of roughly €600m.

Group companies and equity participations in the Corporate and Investment Banking division

Corporate Banking department

Company	Location	Share
BRE Bank SA	Warsaw	72.2%
Commerzbank (Budapest) Rt.	Budapest	100.0%
Commerzbank (Eurasija) SAO	Moscow	100.0%
Commerzbank (Nederland) N.V.	Amsterdam	100.0%[2]
Commerz (East Asia) Ltd.	Hong Kong	100.0%
P.T. Bank Finconesia	Jakarta	51.0%

Securities department

Company	Location	Share
CBG Commerz Beteiligungsgesellschaft Holding mbH	Bad Homburg v.d.H.	100.0%
Commerzbank Capital Markets Corporation	New York	100.0%
Commerz Futures, LLC	Chicago	100.0%[1]
Commerz Securities (Japan) Company Ltd.	Hong Kong/Tokyo	100.0%

Real Estate department

Company	Location	Share
Commerz Grundbesitzgesellschaft mbH	*Wiesbaden*	100.0%
CommerzLeasing und Immobilien AG	*Düsseldorf*	100.0%

1) The Parent Bank holds some of the interest indirectly.
2) The Parent Bank holds the interest indirectly.





| what if you have more important things to do than to go to your bank? | then we simply come to you |
YOU CAN SETTLE A LOT OF THINGS BY PHONE OR ONLINE. BUT NOT EVERYTHING. WE PREFER TO DISCUSS WITH YOU PERSONALLY WHAT IS CRUCIAL FOR YOU. ANYWHERE YOU WISH.
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staff and welfare report

In view of the persistently unfavourable economic situation, we launched a further cost-cutting offensive with the aim of reducing operating expenses by almost €700m to altogether €4.5bn by end-2004. Apart from numerous savings in non-personnel costs as well as various painful cuts in pay and extra benefits, this also called for additional staff reductions of 3,100 full-time personnel – this time mainly at head office and in our foreign outlets.

In 2003, we realized all our targets. The Commerzbank Group's regular workforce shrank from 34,336 in June 2001 to 27,630 full-time staff at end-2003. This means that over 6,700 jobs were shed, which we have achieved up to now without dismissals. In 2004, just under 700 jobs have to go, which, as things stand today, we will be able to realize according to plan.

Company pension

A further measure adopted by the Board of Managing Directors to reduce personnel costs was the cancellation of the company old-age provision schemes – the so-called bank pension – as of December 31, 2004. The cancellation, which was a hard decision for the management to take, had become very necessary for economic reasons. It related exclusively to the Bank's own pension scheme. Employees' benefits stemming from Bankenversicherungsverein (BVV), the banking industry scheme representing the second and much larger pillar of Commerzbank's old-age provision, was not affected.

Moreover, by the end of January 2004, in response to calls by the central staff council, the Bank declared its readiness to negotiate on a possible new system for company pensions, on condition that a new system of benefits would eliminate the risks attached to previous arrangements.

The former systems, which were based on the final salary, entailed substantial and also incalculable risks that would have become economically intolerable and unjustifiable for the Bank. Above all, changing external factors, such as lower state pension payments and tax changes, are leading to ever greater financial commitments on the part of the Bank. Given the difficult economic setting in which Commerzbank is operating and in view of the medium to long-term perspectives, the Bank has to be able to calculate the cost of the company pension scheme better. This was not the case under the existing arrangements.

In mid-February, the Board of Managing Directors and the central staff council reached agreement on the framework for a new system of company provision for old age. The three existing internal agreements on the bank pension are to be replaced by a uniform defined-contribution internal agreement. Negotiation of the details was to begin at end-February and is to be concluded by end-June 2004.

Data on Commerzbank's personnel*)

	2003	2002	Change in %
Total staff Group[1]	**32,377**	**36,566**	**–11.5**
Permanent staff Group[2]	**29,580**	**33,224**	**–11.0**
Total staff Parent Bank[1]	**25,260**	**28,343**	**–10.9**
including: based abroad	2,303	2,604	–11.6
including: trainees	1,331	1,568	–15.1
Permanent staff Parent Bank	**22,966**	**25,303**	**–9.2**
Years of service			
more than 10	56.2%	53.2%	
more than 20	22.3%	21.0%	
Total pensioners and surviving dependents	11,587	11,267	2.8
including: those retiring during the year	475	446	6.5
those entering early retirement	140	291	–51.9
Older staff on part-time scheme	338	316	7.0

*) Actual number employed; 1) including local staff in representative offices and cleaning and kitchen personnel, excluding staff on maternity leave and long-term sick; 2) employees, excluding trainees, junior executive staff, temporary staff, volunteers, cleaning and kitchen personnel, staff on maternity leave and long-term sick.

Looking ahead

In order to streamline our administration even further, we have subjected work procedures in personnel support to critical examination. The aim of the project was to maintain the quality of personnel work or even improve it in times of cost-cutting. The core features of the restructuring which has been initiated are: less administration through more efficient structures and procedures, a higher degree of automation through the use of modern technology and more intensive advisory functions.

The new electronic portal "Personal Online" gives employees, managers and human resources staff direct access to all the necessary personnel information, services and applications. Many activities – such as entering periods of leave, making an adjustment to flexitime or notifying a change of address – can now be handled swiftly and smoothly online.

In a new information centre, members of staff and managers receive extensive and professional advice on all personnel-related topics which are not covered by "Personal Online".

In addition, specialists at ten regional service units advise managers of our Bank in particular on complex issues arising in various ways from the responsibility borne for managing personnel.

Internal suggestions scheme

Our internal suggestions scheme, COMIDEE, which was radically overhauled five years ago, continues to meet with very high acceptance. In the years ahead as well, we will ensure that it remains a dynamic process. There is hardly another forum which employees can use to express their ideas and criticism so directly by having an impact on the company with their own ideas and receiving an attractive award in return.

Skill management – coming to grips with personal development

Employees frequently express the wish to form a clear picture of the opportunities for their personal development and deployment within the Bank. By introducing our skill-management system, we are able to fulfil this wish. Staff can now make their personal qualifications, experience, abilities and interests within the company transparent electronically and thus actively shape their professional development. At the same time, skill management provides managers and human resources personnel with transparency as regards the potential of the staff in the areas for which they are responsible. With the aid of the system, managers can analyse the need for staff in their department to gain further qualifications, seek suitable candidates to fill vacancies in their department and optimally support their staff in achieving their development goals. Participation in skill management is voluntary and is dependent on the active involvement of employees and managers. Following the successful pilot phase in our management circle B and on the retail side of our Mannheim main branch, skill management will be successively introduced nationwide starting this year.

Developing managerial potential – more important than ever

Especially in economically difficult times, developing managerial potential is of key importance. The main emphasis is on the management circles which we have established to develop management personnel for the most part from within the Bank and to prepare them for their next post. All of Commerzbank's management circles begin with a selection procedure, followed by various qualification modules.

Which management circle for which function?

In management circle C, 188 staff are currently gaining the qualifications for their future functions as either group leaders or branch managers. At present, management circle B has 123 future sectional heads or regional branch managers. The 26 members of management circle A are preparing themselves to manage a main branch or head-office department. The management circles enable us to secure a constantly high level of managerial skills at Commerzbank.

Training younger staff

In the difficult economic environment of the past few years, we have maintained our training of younger personnel at a level well in excess of our own needs. In addition to commercial training, we offer training as bank information scientists, courses at vocational academies, qualification for younger staff through Commerzbank study circles, tertiary-level studies in banking and further training via our own internal junior executive programmes and courses of study at Bankakademie.

Altogether 419 young people started their training at Commerzbank in 2003. Most of them – 313 participants – are future qualified bank employees *(Bankkaufleute)*, while 72 are students at the vocational academy.

A major feature last year was the systematic implementation of our new approach to the training of qualified bank employees. The main goal of the new approach is to encourage people to act with a sales orientation and to learn of their own accord. We want to put our trainees in a position to seize the initiative, to actively approach customers, systematically analyse what is needed, develop satisfactory solutions, present them convincingly, thereby achieving customer satisfaction. With the aid of detailed correspondence lessons and new media, it is possible to acquire the necessary theoretical foundations and then train the application of the knowledge acquired in practical workshops. The stronger link between learning at college, on the one hand, and on-the-job learning at the Bank, on the other, enables our future bank employees to work even more successfully for the benefit of our customers and the Bank.

We thank our staff

Successful personnel work can only be realized in constructive cooperation with the management and the employee representatives. That is why we want to take this opportunity to thank the staff councils, the spokesmen of the Bank's senior staff, and the representatives of both the physically disabled and the younger staff for the responsible nature of their cooperation.

Naturally, our special thanks go to all those staff who, despite the difficult overall conditions, have put in intensive efforts to help us achieve a return to profitability in our operating business.



| what happens if somewhere in the world a new trend appears? | your phone rings | YOU SHOULDN'T CHASE AFTER OPPORTUNITIES, BUT RATHER MEET THEM HEAD-ON. BUT WHO LETS YOU KNOW WHERE THINGS ARE HAPPENING AND WHAT'S PROMISING? WE DO. FOR EXAMPLE: WHEN WE FIND SOMETHING SUITABLE, WE TELL YOU IMMEDIATELY.

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our share, strategy and outlook

Data and facts on the Commerzbank share

Bearer shares	803 200
Reuters	CBKG.DE
Bloomberg	CBK GR
ISIN	DE0008032004

After the year's crises, the fear of terrorism, but above all the war in Iraq and the long period of sluggish economic activity, the quick recovery in the equity markets and the return to normal undoubtedly came as a surprise. German financials in particular registered marked price gains in 2003, advancing at double- or three-digit rates.

With a plus of 108.7%, the Commerzbank share even claimed first place in the DAX index. The performance not only of its national competitors but also of European financials improved to a far lesser extent. Over the twelve-month period, the DowJones EuroStoxx Banks index climbed by roughly 35%. In a year-on-year comparison, Commerzbank's market value surged from €4.0bn to €9.3bn due to its price performance and the increase of about 10% in the number of shares.

Performance of the Commerzbank share 2003

Daily figures, 30.12.2002=100


Commerzbank share
DJ Euro Stoxx Banks
CDAX (Banks)
240
220
200
180
160
140
120
100
80
60

Group restructuring makes progress – capital increase without rights issue
The extensive revaluation of our entire securities and investments portfolio came as a positive surprise for the market. We see the following advantages:

- Permanent reduction of goodwill amortization;
- Disposals from investments portfolio have been made easier;
- Lower funding costs;
- Sustained profitability and ability to pay dividend have been achieved, which will also benefit shareholders in the form of a higher share price and dividend payments;
- Strengthening of position vis-à-vis competitors and in current consolidation process.

This revaluation measure, whose rigour and scale were unique up to now in the European banking sector, went hand in hand with the issue of new shares. The capital increase without subscription rights for shareholders was resolved in order to dampen the effects of the measure on the Bank's regulatory capital. Interest in subscribing to the roughly 53.3 million new shares was so great that the transaction was concluded within only a few hours. The book had been over-subscribed more than four times. The new shares were allocated at a price of €14.25. This transaction lifted the number of issued shares to almost 598 million.

Change in shareholder structure

Through the capital increase, several changes have occurred in our shareholder structure. The interest of Munich Re, for instance, was reduced from 10.4% to 9.5%, while that of WCM initially fell from 5.5% to 4.9%; the company has since disposed of at least a further 4% of our shares.

As only an interest in a company that exceeds 5% is deemed a permanent investment, the free float in Commerzbank shares rose to 81.7%. The free float is crucial for a company's weighting in various indices. For this reason, the Commerzbank share now accounts for 1.792% of the DAX index.

In January 2004, we commissioned a fresh survey of our shareholder structure. The findings are now available and present an interesting picture, not least by comparison with the last detailed surveys in 1994 and 1999.

The most obvious shift is that over the past ten years the percentage of Commerzbank's shares held by institutional investors has steadily increased, from 49% to 60%, and now to as much as 76%. This confirms that the disposals of blocks of shares and the November 2003 capital increase have landed for the most part in the custody accounts of institutional investors.

Private investors hold over 24% of Commerzbank AG in 347,600 accounts, with 23% held in Germany. 29% is in the hands of German companies and institutional investors. At the start of 2004, therefore, 52% of Commerzbank shares were held by German investors, the largest domestic investor being Munich Re.

Non-German banks and institutional investors account for 48% of Commerzbank's shares. 32% is held in member states of the European Union, with Italy especially prominent at 12%. Above all, Assicurazioni Generali (9.1%), Mediobanca (1.4%) and Banca Intesa (1.9%) should be mentioned in this connection. Since the last survey five years ago, the position of non-German investors has increased by ten percentage points. At 8%, the United Kingdom occupies the next place, followed by Spain with 4%; here, Bank Santander Central Hispano has a 3.4% stake in Commerzbank. Swiss investors hold 6% of Commerzbank's shares and US investors 4%.

When share prices boomed in the second half of the nineties, the number of Commerzbank shareholders surged from 190,000 to 410,000. The more sober mood of the past few years has reduced the number of direct investors some-


Abroad
Germany
1.0 Private investors
9.1 Generali
3.4 SCH
1.4 Mediobanca
1.9 Banca Intesa
31.2 Institutional investors
23.3 Private investors
9.5 Munich Re
19.2 Institutional investors

Commerzbank's 360,000 shareholders

in per cent
share of capital held
(as of start of March 2004)

what. However, with 360,000 investors Commerzbank remains one of Germany's major public companies. Its employees and pensioners represent a significant group, to which the Bank has regularly issued special employee shares for practically three decades. In the meantime, they own just over 3% of the Bank.

Turnover in Commerzbank shares 2003

in € bn, quarterly figures


5
4
3
2
1
0

Daily turnover

High	35.32m units
Low	0.81m units
Average	3.70m units

Stock-exchange listings of the Commerzbank share

Germany	Berlin, Bremen, Düsseldorf, Frankfurt, Hamburg, Hanover, Munich, Stuttgart, Xetra
Europe	London Switzerland
Asia	Tokyo
North America	Sponsored ADR (CRZBY) CUSIP: 202597308

The year's IR highlight: Investors' Day 2003

In 2003 as well, Commerzbank's Investors' Day was a convincing event: more than 90 analysts and fund managers took up the invitation to come to Collegium Glashütten in order to hear about the latest developments at the Bank and the progress made by the individual business lines. More people participated than in the previous year, reflecting the growing interest of the financial community in Commerzbank.

Capital-market communication

Apart from Investors' Day, which has established itself as a fixed element of IR activity, we also – as in previous years – held a number of analysts' meetings, conference calls and roadshows as well as group and individual discussions. In order to improve our service for analysts and investors, we further improved Commerzbank's IR internet portal.

Recently, mounting interest has been registered on the part of fixed-income analysts in Germany and elsewhere in information about Commerzbank. So far, the enquiries have primarily related to the equity capital side; in future, the Investor Relations team will include this group to a greater extent in its communication activities.

Our outlook

More positive overall economic conditions and stable or improving markets make us confident as regards the development of our net interest and commission income. We expect provisioning at Group level to recede further to below one billion euros. We had already achieved the cost targets we had set ourselves for 2004 by end-2003. As things stand today, we will be able to hold our workforce at its current level. In 2004, we intend to come close to our target of 8% for the after-tax return on equity, even though in our planning we do not exceed this level until 2005. For 2006, we plan a return on equity that is higher than the medium-term cost of capital of 10%. At the same time, we want to get our cost/income ratio down to 65% by then.

Commerzbank's major shareholdings in the financial sector

Assicurazioni Generali	Trieste	1.1%
Banca Intesa S.p.A.	Milan	3.8%
Korea Exchange Bank	Seoul	14.8%
Mediobanca	Milan	1.7%
Santander Central Hispano	Madrid	1.9%
Unibanco – União de Bancos Brasileiros S.A.	São Paulo	5.1%[1]

1) held indirectly

In February 2004, we agreed with SchmidtBank to take over its branch business. In concrete terms, we are acquiring 70 branches and 29 self-service centres in Bavaria, Thuringia and Saxony. Thanks to this transaction, our retail customer base will expand by 10% or so. In addition, there are roughly 4,000 corporate customers. We expect the newly acquired business activities to be profitable by 2005.

Our strategic goals are:

- to be the efficient provider of financial services for demanding private customers in Germany;
- to become the number one bank for Germany's successful *Mittelstand* and the creative relationship bank for larger corporates and institutions in Europe as well as for multinationals from all over the world;
- to achieve a close integration of corporate business and investment banking;
- to allocate equity to reflect business lines' growth potential;
- and to reduce strategically unnecessary shareholdings.

Commerzbank's 2004/2005 financial calendar

May 12, 2004	Interim report as of March 31, 2004
May 12, 2004	AGM, Jahrhunderthalle Frankfurt
August 4, 2004	Interim report as of June 30, 2004
September 22, 2004	Commerzbank Investors' Day
November 10, 2004	Interim report as of September 30, 2004
February 2005	Annual results press conference 2005
Early May 2005	Interim report as of March 31, 2005
May 20, 2005	AGM, Jahrhunderthalle Frankfurt
Early August 2005	Interim report as of June 30, 2005
Early November 2005	Interim report as of September 30, 2005

All the major Commerzbank corporate news items are also available from "Investor Relations" on our homepage: www.commerzbank.com.


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risk report

Contents

I. Risk-oriented overall management of Commerzbank

1) Risk-policy principles

Commerzbank regards the professional treatment of risks as an important core competency and an integral part of a value-oriented overall Bank management.

Apart from the **risk strategy** formulated by the Bank's Board of Managing Directors, the basis for monitoring and steering risk throughout the entire Commerzbank Group is a comprehensive **risk manual**, presenting the organizational guidelines, responsibilities and procedures of the Bank's overall risk-management system. Both frameworks are regularly examined and adjusted to accommodate internal and external developments. This creates the basis for a uniform Group-wide standard in dealing with all the major types of risk. Responsibility for implementing the risk strategy is borne by the Chief Risk Officer (CRO), who is a member of the Board of Managing Directors.

Commerzbank's system for the early recognition and monitoring of risk is geared to identifying risks in good time and to taking measures to counteract such risks in the sense of a proactive management and control of risk. The methods applied to measure, steer and aggregate all types of risk are continually being refined and regularly adapted to Commerzbank-specific requirements and current market conditions. Comprehensive, objective reporting enables the Board of Managing Directors as well as shareholders and market participants regularly to assess the Bank's risk situation.

As an elementary feature of the steering of risk and earnings, the systematic portrayal of risk provides the basis for business activities at the Commerzbank Group to be appropriately backed with capital and through its integration into the management of economic capital, it helps bring about an optimal allocation of capital and a sustained increase in the Bank's market value.

2) Risk categories

For the purpose of risk management, the following types of risk are distinguished at Commerzbank:

Credit risk is the risk of losses or lost profits due to unexpected defaults or unexpected deterioration in the creditworthiness of counterparties. In addition to this, credit risk covers above all issuer risk, counterparty risk and country risk.

The ***general market risk*** represents the potential loss of a portfolio due to changes in share prices, exchange rates, precious-metal/commodity prices or interest rates in the market as a whole and their volatilities. The ***specific market risk (spread risk)*** covers the risk of loss due to changes in price of individual interest-rate and equity-based financial instruments relative to changes in the relevant market indices – which are reflected by the general market risk.

For risk-management purposes, the ***risks arising from equity holdings*** of Commerzbank are also subsumed under market risk. They result from changes in the valuation of listed and non-listed equity holdings, which may be due to issuer-specific factors or also to general market movements.

Liquidity risk, also understood in the narrower sense as the solvency or refinancing risk, is the risk of the Bank not being able to meet its current and future payment commitments. The ***market-liquidity risk*** describes the risk of the Bank being unable to settle or hedge its trading positions on time to the desired extent due to the market situation.

Operational risk is the risk of loss resulting from inadequate or defective internal processes and systems, human and technical failures, or from external events. The adopted definition is geared to the current supervisory discussion and consequently also includes ***legal risks*** arising from inadequate contractual agreements or from the overall legal framework as part of operational risk.

Business risk is understood by Commerzbank as the risk of unexpected negative developments in results, which may be due to unforeseeable changes in business volume or the margin situation on account of changed overall conditions such as the market environment, customers' behaviour or technological developments.

Strategic risk is the risk of unexpected negative developments in results stemming from previous or future fundamental business-policy decisions. These may take the form of decisions with regard to business lines or business associates or the choice of a local strategic approach.

Reputational risk is the danger of losses or lower earnings on account of publicized business occurrences which erode the confidence of the public or business associates in the Bank. Reputational risk may result from other types of risk or may arise alongside these.

3) Integration of risk and capital management into the Bank's overall management

A close meshing of risk and earnings components is especially important for value-based overall Bank management. Apart from guaranteeing that the entire Bank has a capital base that is adequate for its risk profile, the objective of overall management of the Bank is to allocate the resource equity as optimally as possible – in other words, to use it in business lines which yield a strong return, even with risk taken into consideration.

All the Group's risks – insofar as they are quantifiable – are aggregated in a risk-taking capability calculation and the overall risk figure worked out for the Group is set off against its risk capital. The purpose of this comparison is to ascertain whether the Bank is in a position to anticipate potential unexpected losses without serious negative effects on its business opportunities and to cushion their impact. In order to distinguish it from other definitions of capital used in accounting and for regulatory purposes, the calculated risk is also referred to as **economic capital**, as it is economically necessary for cushioning unexpected fluctuations in results.

Commerzbank calculates economic capital by taking market risk, credit risk, operational risk and – in the year under review for the first time – also business risk into consideration. In the case of market risk, a further distinction is made between market risk in the trading book and in the banking book as well as that arising from equity holdings. As, in addition to the regulatory core capital that is tied up (KWG Principle I), the individual need of the various business lines for economic capital is identified, it is generally possible to work out risk-adjusted performance.

The chart below shows the percentage share of the various types of risk in the Bank's overall economic capital.

Economic capital, by type of risk, as of 31.12.2003


8% Market risk (trading book)
7% Market risk (banking book)
29% Market risk (equity holdings)
42% Credit risk
9% Operational risk
5% Business risk

In order to achieve a more sophisticated risk/return-based overall Bank management, Commerzbank's Board of Managing Directors resolved in the year under review that the economic capital concept should be integrated into the management of business lines. In this connection, a project for steering via economic capital was implemented at Commerzbank, drawing upon external verification and validation of the economic-capital approach which was applied. This confirmed that the models used met the market standard. In addition last year, key parameters for quantifying and aggregating economic capital were adjusted to a more conservative view of risk.

To ensure compatibility between the various risk categories, all types of risk are scaled consistently over a twelve-month period. Last year, the confidence level of 99.95% used here was far more conservative (previous year: 99.80%). With the diversification effects taken into consideration, the economic risk of the Commerzbank Group stood at €7.9bn as of December 31, 2003, which cannot be directly compared with the year-earlier figure as different assumptions were used for the parameters.

Economic capital in € bn	31.12.2003
Market risk (trading book)	0.8
Market risk (banking book)	0.7
Market risk (equity holdings)	2.9
Credit risk	4.3
Operational risk	0.9
Business risk	0.5
Total	**10.1**
Total (after diversification effects)	**7.9**

The Bank is convinced that over the medium term the integration of economic capital into the management of business lines, using a RAPM (risk-adjusted performance measurement) approach, will make a notable contribution towards raising the Bank's earnings/profitability. In addition, higher transparency will be achieved with regard to the comparability and profit contribution of the various business lines under risk and return aspects, and shareholder value will be created, as the scarce resource capital will be allocated even more efficiently as part of a risk-based overall Bank management.

II. Risk-management/risk-control organization

The organizational structure of **risk management** and risk control within the Commerzbank Group provides the basis for an effective risk- and return-based steering of the overall Bank. Risk management implies all the measures appropriate for increasing the Bank's market value on the basis of an active and conscious management of all risks by the risk-management units. **Risk control**, however, comprises the identification, quantification, limitation and monitoring, as well as the reporting, of risks. On the basis of the quantitative and qualitative assessments, risk control also provides recommendations and impulses for the operative steering of the front-office units.

Responsibility for the implementation throughout the Group of the risk-policy guidelines laid down by the Board of Managing Directors lies with the **Chief Risk Officer (CRO)**, who in this function regularly informs the **Board of Managing Directors** and the **Risk Committee of the Supervisory Board** about the Group's overall risk situation. In addition to assuming responsibility for Risk Control (ZRC), the CRO is also in charge of Global Credit Operations (ZCO) and Credit Operations Private Customers (ZCP).

For the operative implementation of risk management, the Board of Managing Directors have delegated functions to specific committees, which support them in making decisions on all risk-relevant issues:

Risk-management/risk-control organization


Risk Committee of the Supervisory Board
Board of Managing Directors
Risk strategy
Risk control
Risk quantification
Risk identification
ZRC
Risk mitigation
Risk transparency
CRO
Risk Committee
Credit Committee
Risk management
ALCO
Back office (operative credit function)
Front office
ZCO*
ZCP*
ZAM
ZCB
ZFI
ZGS
ZGT
ZIM
ZMC
ZPK
ZKE
ZRA
* including regional back-office units
Types of risk
Credit risk, market risk, liquidity risk, operational risk (incl. legal risk), business risk, strategic risk
Independent control: Internal Auditing (ZRev)

- The **Credit Committee** – chaired by the CRO, and made up of equal numbers of front- and back-office personnel – is responsible for the entire credit risk at the individual and portfolio level. Within the overall hierarchy of loan approval powers, it decides all of Commerzbank's lending commitments of up to 2% of its liable equity and also issues a recommendation on all the lending decisions to be taken by the Board of Managing Directors. In addition to the Credit Committee, further head-office and regional sub-credit committees exist which, depending on the size of the commitment, can take lending decisions independently.

- The **Risk Committee**, chaired by the CRO, is responsible for issues related to the monitoring of all the major types of risk, as well as their aggregation as part of the economic-capital approach and for the overall risk situation; it also helps the Board of Managing Directors in formulating the risk strategy.

- As a sub-committee of the Risk Committee, the **New Product Committee** is made up of representatives of various trading units and service departments and is chaired by the head of ZRC. It is responsible for approving the introduction of new products and markets.

- The **Operational Risk Committee** (OpRiskCo), chaired by ZRC, performs its function as a sub-committee of the Risk Committee in dealing with all the broader issues relating to operational risk.

- The **Asset Liability Committee** (ALCO), chaired by the Board member responsible for treasury, determines the Bank's asset/liability and liquidity strategy and policy.

1) Risk control

Overall responsibility for Group-wide risk control for all types of risk lies with Risk Control (ZRC), which reports directly to the CRO.

The core functions of ZRC within the risk-control process include the ongoing identification, evaluation and monitoring of market, credit, business and operational risks in particular and also their proactive control. To ensure uniform risk standards throughout the Group, ZRC works out internal guidelines for dealing with all the major types of risk, also establishing and refining adequate methods for quantifying risk. In addition, ZRC is responsible for internal and external risk reporting and performs within the Bank an advisory function on all risk-relevant issues and with regard to the conception of the risk strategy.

Apart from implementing risk-related supervisory requirements, ZRC concentrates on preparing information for the Board of Managing Directors and producing quantitative risk analyses and key ratios for steering trading portfolios. A central role here is played by the Group-wide aggregation of all types of risk to form an overall risk position and the development of an ever more sophisticated risk- and return-oriented overall Bank management as part of the economic-capital approach.

2) Risk management: the operative credit function (back office)
Commerzbank sees itself as a pioneer in implementing throughout the Group the organizational pattern and structuring of operations called for by the "Minimum requirements for the lending business of credit institutions" (MaK). Last year, the restructuring of credit risk management along MaK lines, begun in 2002, was completely concluded worldwide. As required by MaK, the independence of lending decisions from the front office has been ensured by the systematic separation of sales and risk assessment/risk decision-making in every phase of the credit process and up to management board level.

For corporate customers, financial institutions and banks worldwide, as well as for private customers abroad, the operative credit function (back office) has been concentrated on the Global Credit Operations (ZCO) banking department. For retail customer business in Germany, the back-office function is performed by the Credit Operations Private Customers (ZCP) department. Both departments are organized along decentralized lines and monitor risk closely; they report directly to the CRO.

In both corporate and retail business, credit-approval powers are clearly structured according to the principle of committee decision-making. All committees, in which the two sides are equally represented, are chaired by credit-analysis and approval specialists. Below management board level, a credit may not be granted if the representative of the back-office side votes against it. At each level of approval, the front-office side has the possibility of declaring its disagreement. The decision is then taken at the next highest level.

Thanks to the existence of a distinct interface for the intensive treatment of commitments which are latently endangered to a great extent and also to the firm responsibility of the credit side for intensive treatment commitments, problem credits can be treated intensively at an early stage. For this purpose, units have been installed both at head office and at the regional level specializing in the handling of such commitments. The prime goal of this intensive treatment is to improve the Bank's risk position and, wherever possible, to return the intensive-treatment loans to the better credit brackets. In cases in which it is thought possible to improve the Bank's risk position considerably through operative action, the Bank seeks a lead-manager role, drawing upon its entire expertise. Above all in cases where the Bank can exert little influence, alternative exit possibilities are increasingly sought. In particular, this includes the identification of credits in poor risk categories which can be reduced through secondary-market activities and the introduction of the respective measures. Secondary-market activities help to mitigate risk, taking into account the cost/benefit ratio, and also to release tied-up capital.

In addition to their traditional credit function, ZCP and ZCO maintain their own head-office risk-management departments for operative credit portfolio management. Their core functions are to analyse the development of relevant parts of portfolios and sectors (volume, risk concentration, risk/return ratio, provisioning) and also the development of solutions for making portfolios more dynamic and improving them. Transactions are closely coordinated between front- and back-office teams.

3) Risk management: operative risk-steering of market units (front office)
Within the scope of their business activities, the individual divisions and subsidiaries of the Bank bear immediate responsibility for risk and earnings. Risk management in the narrower sense – i.e. the operative steering of risk – is handled for the various types of risk – with the exception of credit risk – on a local basis by the relevant market units. These local risk units are also responsible within their division for implementing and observing the Group's risk standards.

Responsibility for steering operational risk – insofar as systems, processes and technology are affected – is borne by the head-office service departments. The steering of legal risk is entrusted to the Legal Services staff department (ZRA), while responsibility for strategic risk lies with the Strategy and Controlling staff department (ZKE).

4) Internal risk reporting
Prompt, objective reporting is of special significance in managing risk. The central information medium and steering instrument for internal purposes is the monthly risk report produced by the Risk Control department, which is presented by the CRO to the Risk Committee, the Board of Managing Directors and the Risk Committee of the Supervisory Board.

The monthly risk report contains detailed evaluations and presentations of all the major types of risk within the Commerzbank Group, aggregating them – insofar as they are quantifiable – into an overall risk position. As part of the calculation of risk-taking capability, the identified risks are set off against the regulatory and economic capital for risk coverage. If necessary, the report is adjusted to accommodate current developments and presents the latest status of major projects relevant for risk (e.g. Basel II, MaK). At the same time, it forms the basis for presenting risk data to supervisory bodies and rating agencies.

5) Internal auditing
The functioning and adequacy of all risk-control and risk-management activities are examined by the Internal Auditing staff department (ZRev) in accordance with the Minimum requirements for the organization of the internal auditing function (MaIR). Internal Auditing forms an integral part of the Group-wide risk-control and risk-management system and works, free from directives and external influence, as a unit independent of business processes with the goal of identifying risk at an early stage and monitoring it. In the course of its auditing activities, it monitors compliance with both internal and supervisory standards such as the Minimum requirements for the trading activities of credit institutions (MaH).

The main emphasis in internal auditing is on testing and assessing the effectiveness of both security measures built into the work process and existing internal checks, as well as on reporting on the structure, functioning and adequacy of risk monitoring to the Bank's management and the Group units affected. Risk-oriented auditing includes the recognition, analysis, limitation, limit monitoring and reporting of credit and market risk, as well as the establishment and limitation of operational risk.

6) Implementation of developments in supervision: Basel II and MaK

For Commerzbank's risk strategy, the changes in the overall framework of banking supervision are also of crucial importance. Currently, the main factors here are the introduction of the Minimum requirements for the lending business of credit institutions (MaK) and the implementation of the New Basel Capital Accord (Basel II).

A principal goal of the **New Capital Accord of the Basel Committee on Banking Supervision (Basel II)** is to promote the security and stability of the banking and financial system. In addition to the risks involved having to be reflected in the capital backing provided for credits, the other central elements of Basel II requirements are the elaboration of banks' internal systems of control, their monitoring by the supervisory authorities and market discipline. According to current plans, banks are supposed to implement the new capital accord by end-2006.

The introduction of the new capital requirements will lead to a convergence of the regulatory and the economic views of risk; it makes possible an analysis of risk at the portfolio level and thus also lays the basis for a risk-adjusted steering of the overall Bank. For implementing the Basel II requirements, a project team was set up in the Risk Control department in 2001. Working together with the banking departments, the staff departments and subsidiaries, it coordinates the implementation of the Basel II requirements throughout the Group.

In addition to the technical and substantive implementation of Basel II, the project is already looking into the time "afterwards", i.e. the impact of the new capital adequacy rules after Basel II, and is instigating the relevant activities. Through its participation in international and national bodies such as the Institute of International Finance (IIF) and the risk-policy committee of the Bundesverband deutscher Banken (Association of German Banks), Commerzbank is also involved in the substantive discussion for developing the rules further.

The **Minimum requirements for the lending business of credit institutions (MaK)**, published by the German Financial Supervisory Authority in 2002, define qualitative standards for the organization of credit business to be met by German banks by June 30, 2004. Should adjustments be necessary in the IT area, the deadline for implementation can be extended until end-2005.

The requirements mainly focus on ensuring an adequate risk environment, within which credit business may be conducted. Banks are obliged, therefore, to create and internally implement the overall conditions for establishing the appropriate organization and procedures for credit business and also for the development of methods for identifying, steering and monitoring credit risk.

Prominent among the overall conditions is the formulation of a credit-risk strategy, in which credit activities are defined for an appropriate planning period. Here, the existing credit-risk strategy has been refined in accordance with regulatory requirements with the cooperation of the market and credit units. This also took into account the Bank's risk-taking capability as well as an analysis of the given business situation and the related risks.

The core requirement of MaK as regards organization is the separation of front- and back-office functions. The credit-risk control function consists of an independent monitoring of risk at the portfolio level and independent reporting. Here, Commerzbank has already met the standards for loan-approval procedures and the organizational separation of front- and back-office functions. More far-reaching requirements, such as the implementation of risk-classification methods have similarly already been met, but they are being made more sophisticated in order to achieve a constant improvement in the methods applied.

For the purpose of realizing further MaK requirements, a detailed target/performance comparison and analysis of the fields of activity were drawn up for Commerzbank's entire lending business pursuant to Art. 19, (1), German Banking Act – KWG. Drawing upon these findings, the Bank has begun to build up a comprehensive data warehouse to store the combined MaK and Basel II data for the implementation of the necessary adjustments in the IT area.

The MaK project, launched at end-2002, was meshed even more closely with the existing Basel II project in the year under review in order to guarantee a consistent database for implementation throughout the Group.

III. Risk-control/risk-management process

1) Monitoring and controlling credit risk

The credit-risk strategy elaborated with a view to the Minimum requirements for the lending business of credit institutions (MaK) describes the planned lending activities, thus creating important strategic impulses. With the Bank's general risk appetite taken into consideration, the starting point in this respect is a critical analysis of the strengths and weaknesses of the current credit portfolio. Complemented by a forward-looking evaluation of the opportunities and risks in the target markets, this provides the framework for the definition of a risk/return-oriented target portfolio together with the related planning of measures.

In the realization of the targeted risk/reward profile, this "benchmark portfolio" forms the basis for Group-wide portfolio-management activities. Apart from the acquisition of new customers from specific target groups, these also include the conscious use of asset trading, credit derivatives and asset-backed securities (ABS), thereby covering the entire spectrum of the initiatives of business lines. In order to ensure that actions conform to the credit-risk strategy and to restrict concentrations of risk, Risk Control establishes risk ceilings for sections of portfolios and concentration risks (business lines, sectors, products and regions). As part of a comprehensive controlling process, utilization of these caps is subjected to constant independent monitoring and reporting.

Internal rating system

For many years, Commerzbank has drawn upon detailed rating and scoring procedures for checking creditworthiness and standardizing credit decisions. These are binding for our branches and subsidiaries in Germany and elsewhere. Borrowers are assigned to ten different rating levels, ranging from 1.0 (exceptionally good creditworthiness) to 5.5 (very weak creditworthiness) as well as two rating levels for problem loans (6.0 for pre-work-out commitments and 6.5 for work-out commitments).

The internal rating procedures are continually being further developed and undergo a regular validation procedure, in which adequate methods are used to check the ability of every rating system to classify risks properly. In order to ensure that all of the Bank's lending commitments are covered by ratings and that the rating procedures are applied uniformly throughout the Group with the various accounting standards taken into consideration, permanent professional checks and documentation assume a key role.

Commerzbank has accepted the structural change in the German credit market and the statutory requirements expected on account of the Basel capital adequacy rules as an opportunity and is currently subjecting its existing rating systems to efficient professional and technical checks and also revision. The aim is to secure and build upon our strategic competitive edge by consistently realizing risk-adjusted pricing on the basis of best-practice rating tools. To achieve these ambitious goals, the Bank is taking extensive measures in the credit-risk area in order to recognize the Basel II Internal Ratings-Based (IRB) Advanced Approach.

Assessing creditworthiness in corporate business

The rating for *Mittelstand* clients based in Germany is calculated with the help of an expert system Codex, which analyses the key figures of the financial statements, but also takes qualitative company data into account.

Commerzbank regards its rating system for corporate business as a distinct competitive advantage and decided last year to pursue a stronger mathematical-statistical approach, in addition to the assessment of experts, in the methods it applies in rating corporate customers. In 2004, these models will be refined and combined with the existing methods. It is Commerzbank's aim to achieve better portfolio diversification and thereby reduce its cost of capital and average margins.

Assessing creditworthiness in retail business

In its retail lending, Commerzbank has successfully used application scoring procedures and rating methods for assessing the creditworthiness of both dependently employed borrowers and business customers for several years now. All of these methods are computer-based and draw upon acknowledged and highly reliable, predominantly mathematical-statistical methods for the early recognition of risk. In addition, Commerzbank has introduced a behavioural-scoring procedure on a nationwide basis, which – monitoring in-payments and the customer's payment record – makes a permanent and fully automatic monitoring and adjustment of limits possible for over one million customers maintaining accounts for payment transactions. It is to be extended to business customers who do not have to prepare a balance sheet.

The procedures that are relevant for ratings, whose employment depends, for example, on the customer group in question or the use to which the credit is to be put, have been added to step by step. The behavioural scoring developed by Commerzbank has been steadily refined in order to make possible a constant computer-based evaluation of the creditworthiness of dependently employed

borrowers. Even today, therefore, a regulatory requirement has been met which will become effective in 2007 when the new Basel Accord is implemented. As a rule, it is not necessary for borrowers to become actively involved in this process (e.g. by making available income statements, etc.) insofar as this does not violate statutory requirements.

Quantification of credit-portfolio risk

Commerzbank's internal credit-risk model is of key importance for risk monitoring, portfolio management and steering sales efforts. It provides important data for quantifying credit risk in moving towards an overall Bank management based on economic capital. The portfolio model's range of application stretches from the global, Group-wide monitoring of portfolios to measuring the risk contributions for individual transactions. As a result, the results produced by the model are reflected in risk measurement and sales management in a variety of ways.

The main result produced by the portfolio model is the so-called loss distribution, permitting probability statements on possible losses in credit business. From this, both the expected loss (EL) and the credit value-at-risk (credit VaR) as the measure of unexpected loss (UL) are derived. For a given confidence level, the credit VaR represents an upper estimate of the extent to which the potential loss of a credit portfolio may exceed the expected loss. At the same time, the credit VaR for the Group portfolio represents the credit-risk portion of the Bank's economic capital. In a revision of the parameters designed to produce a more conservative approach to risk, the confidence level used has been raised from 99.80% to 99.95%.

Quantification of the credit value-at-risk within the Commerzbank Group is based on the CreditRisk+™ model, which is widely used in banking; however, it has been substantially refined and adapted to the specific requirements of Commerzbank. The model makes possible, for instance, a risk-adjusted redistribution of the portfolio and diversification effects right down to individual customer level on the basis of conditional expectations. In this way, the relative share of the overall credit risk borne by the individual units can be determined at various levels of aggregation.

A variety of risk factors and parameters are included in the model. Apart from estimates of the exposure to be expected in the case of default and the conservative recognition of collateral, guarantees and netting agreements, these also incorporate such statistical quantities as default rates, recovery rates und sectoral correlations. As part of the ongoing modification of the model, the input parameters for calculating risk were altered in 2003. In particular, further results of the statistical methods of estimation implemented as part of the Basel II project were integrated into the model. Together with the raising of the confidence level, this led to a marked increase in the credit VaR as well as a slight rise in the expected loss.

All told, the Group's credit VaR per December 2003 was €4.3bn and its expected loss €1.25bn. The median for the loss distribution, serving as a yardstick for the potential loss which with 50% probability will not be reached, is

somewhat below €1.1bn. If the model with its new parameters is retroactively applied to December 2002, it becomes evident that the 2003 financial year was characterized by a lowering of credit risk (reduction of expected loss and credit VaR by 7.5% and 13.8%, respectively).

Expected loss and credit value-at-risk as of 31.12.2003

Breakdown by business line, in € m


Corporate Banking, Germany
Corporate Banking, abroad
Retail Banking
Subsidiaries
Multinational Corporates
Securities
Financial Institutions
Asset Management
Treasury
0
500
1000
1500
2000
EL
Credit VaR

The above chart shows the contributions of the various business lines to the Group's expected loss and credit VaR. In the traditional *Mittelstand* segment (Corporate Banking), where the Bank's main credit risk develops, the ratio of unexpected to expected risk is roughly 3:1. Given a high level of diversification, this relationship is more favourable in retail business, where expected loss is more important as a result. In business involving multinational corporates and in investment-banking areas, however, the risk is significantly determined by unexpected loss, as the structure of creditworthiness is generally very good here and bulk risks alone with their volatility represent a potential loss.

For portfolio-management purposes, the expect loss and credit VaR shares of individual sectors are additionally worked out and a loss-at-default value is assigned to each sector. The risk volume (loss-at-default [LaD]) of an individual transaction is defined as the forecast loss in the case of a customer's default – with collateral and recovery factors taken into consideration. It may therefore be interpreted as a risk-adjusted credit volume.

The risk data discussed up to now make it possible to assess credit risk for a one-year time frame (risk measurement). These variables provide key information for portfolio management, the calculation of risk-taking capability and the implementation of the credit-risk strategy between the two poles of risk and return.

For longer time frames, the portfolio model is used to work out standard risk costs and economic capital costs as well, which provide sales personnel with customer-specific signals. The standard risk costs are used in calculating the return-on-equity (RoE) at the level of the individual transaction. As part of the transition, begun in 2003, to the economic value added as the control variable, the economic capital costs are successively being integrated into the steering of business relationships with individual customers. To an increasing extent, they

are being used in the Bank's risk-adjusted pricing and define a system of incentives in the acquisition of new and follow-up business. In this way, it is ensured that the portfolio targets established by the Bank under its credit-risk strategy are already observed at the loan origination level.

Credit-approval powers

The basis for managing credit risk throughout the Group is a structure of rating-related credit approval powers, which also extends to the subsidiaries Hypothekenbank in Essen and Erste Europäische Pfandbrief- und Kommunalkreditbank (EEPK).

Credit decisions for individual borrowers or groups of borrowers are made on the basis of either the aggregated exposure pursuant to Art. 19, (2), German Banking Act – KWG (borrower unit), or a larger economic risk entity. The Board of Managing Directors has delegated credit decisions up to a maximum amount of 2% of the liable equity to the central credit committee chaired by the CRO. Sub-credit committees at head office (up to 1% of liable equity) for banks, corporate and retail customers and regional sub-credit committees on the corporate and retail side in Germany and abroad complete the picture of credit-approval powers. The credit committees are made up of representatives of the front and back office in equal numbers.

By way of preparation for the MaK, the credit-approval powers delegated *ad personam* were scaled back, according to the degree of creditworthiness, to a low euro figure in the double-digit millions and the lending powers of the committee were strengthened. The result in terms of risk underlines the success of this structure of credit-approval powers.

Monitoring of credit risk for trading activities

In Commerzbank's management of the Group's credit risks arising from trading activities, special attention is paid to counterparty and issuer risk. A system of limits is used to monitor whether daily utilization remains within the set framework. The system of limits directly intervenes in trading systems and ensures that credit exposure arising from trading activities is monitored globally, in real time, and right around the clock.

The size of the credit risk for trading activities is worked out using simulation methods, which project credit risks on to the future. Here, the risk-mitigating effects of netting agreements are taken into consideration, as is the effect of collateral agreements. In addition to such information, trading units are provided with data on whether the relevant limits are available. Only if the so-called pre-deal limit check has confirmed that free trading lines are available may deals be concluded. Limit breaches are reported daily to the management. By means of a graduated procedure, such overruns are brought back within the set limits.

The 20 largest sub-standard loans (ratings 4.5-5.5)

in € m


7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
12/02
12/03

The 20 largest problem loans (ratings 6.0-6.5)

in € m


2,000
1,750
1,500
1,250
1,000
750
500
250
0
12/02
12/03
performing
non-performing

Development of risk and risk provisioning

Doubtful credit exposures are classified by rating and kept in a special IT system, which makes it possible to process individual transactions effectively and to monitor risks. Discernible credit risks are taken account of by forming the appropriate provisions. For latent risks general provisions are formed. For concrete creditworthiness risks – which are indicated by the rating – provision is made, applying Group-wide standards, by means of specific valuation allowances on the scale of the potential loss. The amount of provisioning required for problem loans (rating of 6.0 to 6.5) is gauged by the unsecured part of the exposure. An individual assessment of the borrower in terms of future payments is also incorporated into the calculation of the need for provisioning.

In international credit business, the economic and political situation of the country is also reflected in the overall assessment of a borrower. For loans to borrowers with an enhanced country risk (transfer or event risk), provisions are formed, if necessary, on the unsecured exposure, reflecting the relevant internal country rating, in the form of provision for country or individual risks, with priority always given to the latter type.

The adequacy of the Bank's risk provisioning is regularly monitored at the portfolio level. In addition, the expected need for provisions throughout the entire financial year is worked out each spring and autumn on the basis of careful bottom-up estimates. These are complemented in the course of the year by further regular top-down estimates. As a rule, after the conclusion of insolvency proceedings, after disposal or after an accord has been reached, or debt forgiveness at the expense of existing provisions, the claims are removed from the books and residual amounts are written off or reversed.

Despite last year's persistently high level of insolvencies, it proved possible to lower the Group's net loan loss provision ratio by 11 basis points to 0.66% compared with 2002, putting Commerzbank in a good position relative to its competitors. The conservative approach to working out provisioning needs was retained; the actual amount required fell considerably short of the budgeted figure. The write-off ratio in 2003 also reflects direct write-offs through the proactive sale of critically assessed performing loans. As a result, the Bank has limited its unexpected loss in the years ahead. Despite additional burdens imposed by the last few weeks of the year, the Bank achieved its target for provisioning of just under €1.1bn. In addition, thanks to active risk management, the problem of major increasingly latent risks could be reduced.

High coverage ratio for non-performing loans

in € m


8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Excess cover €542m
7,388
6,846
5,320
385
1,683
31.12.2002
Excess cover €634m
7,711
7,077
5,506
348
1,857
31.12.2003
Non-performing loans
Collateral
Country valuation allowances and global valuation allowances
Loan loss provisions


Allocation ratio 1)
Write-off ratio 2)
1.40
1.20
1.00
0.80
0.60
0.40
0.20
0
1.30
0.70
0.70
0.50
0.60
0.50
0.50
0.30
0.29
0.39
0.77
0.66
0.12
0.11
0.15
0.17
0.29
0.46
0.21
0.15
0.35
0.28
0.48
0.50
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

1) Net provision for risks as a ratio of average commercial loan portfolio, with valuation allowances deducted;
2) Write-offs as a percentage of average commercial loan portfolio

Provisioning of Commerzbank Group

Valuation allowances and loan losses (excl. country risks), 1992-2003

Country risk
In view of the international character of Commerzbank's business activities, the monitoring and management of country risk is especially important. The essential core of country-risk monitoring is formed by a well-established so-called traffic-lights system which points the direction for future business activities and lending.

Country ratings are worked out and constantly updated by the Corporate Communications and Economic Research staff department, which is independent of the market side. Under the traffic-lights system, groups of countries with a rating of 3.0 and lower and a certain minimum exposure are covered.


74% CR 1
11% CR 2
7% CR 3
6% CR 4
1% CR 5
1% CR 6
CR = country rating

Country risk, by rating group as of 31.12.2003

The system distinguishes between commercial banking, investment banking and equity holdings, on the one hand, and short and medium/long-term exposures, on the other. For risk optimization purposes, the Bank has extended its controlling for a number of countries to so-called total exposure. This takes account not only of the net country exposure but also of the claims in a non-risk country on the foreign outlets and subsidiaries of a parent company based in a risk country.

The monitoring of country risk/exposure occurs at monthly intervals. A reporting system is used for possible discrepancies between the projected trends and the actual development of the Bank's exposure, enabling countermeasures to be taken promptly. Country-risk reports appear at periodic intervals, describing the development of individual countries and regions and establishing guidelines for future lending. In this way, we achieve risk-oriented control and geographical diversification in our exposure abroad.

Sectoral and bulk risks

Sectors are similarly managed by means of a limits/traffic-lights system. The internal assessment (scoring system) and the degree to which a sectoral limit has been exhausted determine the colour of the traffic lights, which steers sales efforts, using resources economically, and indicates where the Bank seeks new business and where its commitment is deemed to be large enough. In the case of bulk risks, the traffic lights are determined by the use of economic capital, with use of more than €20m representing a critical ceiling for borrower groups.

In addition to steering new business activities, Global Credit Operations performs active portfolio management (exits, disposal, and above all risk coverage) in close coordination with the front office and trading units. Apart from the steering of new business by means of selective instructions with regard to lending, therefore, the creation of a more dynamic portfolio is a major feature of the management of sectoral risk.

Use of credit derivatives

Commerzbank looks upon products which transfer credit risk as an important instrument for managing such risk, taking portfolio-management aspects into consideration. The Bank's credit-trading activities are primarily in proprietary trading as a market maker, above all for credit default swaps (CDS). At the same time, Commerzbank offers its customers structured, derivative credit products.

Credit derivatives (trading book) as of 31.12.2003

Reference assets, by rating class, in € m


Protection sold
Protection bought
5.0
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
-30,000
-20,000
-10,000
0
10,000
20,000
30,000

In addition to trading activities, Commerzbank employs credit derivatives in its banking book, with the focus on both limiting risk and selectively taking on credit risk. For this purpose, a team has been set up in credit derivative trading specially to hedge major credit exposures in the banking book. This team uses the centralized risk-management platform of the trading section and – observing the internal credit guidelines – also invests in credit derivative products in order to diversify the portfolio and make use of open credit lines. Through deliberate investment in these products, extra earnings potential is tapped and new asset classes explored.

Securitization transactions

Commerzbank AG is one of the leading issuers of ABS/MBS transactions in Europe. Its issuing activity is mainly concentrated on the structuring of synthetic securitizations. In these, the credit risks of the securitization pool are hedged by credit default swaps against third parties and transferred to investors by placing credit-linked notes. In addition to synthetic structures, balance-sheet claims are also securitized to a lesser extent in the form of a true sale securitization. Here, the claims – arising from trade bills – are legally assigned to a special-purpose entity, which then, for its part, issues securities. Up to now, mainly private and commercial mortgage loans and corporate credits have found their way into the securitization pool.

Commerzbank uses securitizations as defined by the new Basel capital accord (Basel II) as an originator for the significant transfer of credit risk, taking into consideration portfolio-management effects and in order to achieve a better diversification of risk. In addition, the Bank is active to a reasonable extent as an investor (in accordance with the Basel II definition) in ABS instruments.

The following table presents an overview of Commerzbank's securitized assets (nominal volume of in-house securitization programmes as of December 31, 2003):

	Nominal amount in € m
Collateralized loan obligations (CLO)*	6,305
Residential mortgage-backed securities (RMBS)	6,983
Trade bills*	193
Total	**13,481**

* As CLO and trade-bill securitizations also represent revolving pools, the actual securitized volume in 2003 was €28,722m and €1,248m, respectively.

Reporting for credit risk

For credit risk, Commerzbank uses an intranet-based management information system, CoMKIS. As an integral part of Group-wide credit-risk control, CoMKIS makes it possible to present the main steering parameters and important risk data; it can also be used to perform individual evaluations, such as rating- or sector-based portfolio analyses. In this way, analyses of weak points may be made on the basis of various search criteria and early-recognition indicators can be defined and evaluated. In addition, new indicators are provided for measuring portfolio quality. These are, for instance, rating-migration analyses, including the related upgrade/downgrade ratios.

**Borrowing,
by rating structure
Commercial banking
(gross, before collateral
and provisioning)
as of 31.12.2003**

in per cent



December 2002
December 2003
35
30
25
20
15
10
5
0
12.4
3.7
23.1
22.9
26.6
31.9
21.9
24.2
7.6
7.5
2.0
1.7
6.4
8.0
n.r.
R1
R2
R3
R4
R5
R6

**Borrowing,
by rating structure
Investment Banking
as of 31.12.2003**

in per cent



December 2002
December 2003
70
60
50
40
30
20
10
0
0.1
0.0
65.3
61.3
27.2
28.5
5.7
8.7
1.2
1.1
0.3
0.2
0.1
0.2
n.r.
R1
R2
R3
R4
R5
R6

The CoMKIS information, covering both German and foreign credit business, is incorporated into the credit section of the monthly risk report. The risk-management departments of the Group units in Germany and elsewhere have direct intranet access to CoMKIS. The control information available through CoMKIS permits a detailed analysis of portfolio developments over time and serve as a basis for launching risk-limiting measures.

Credit risk arising from trading transactions is reported on the basis of the Minimum requirements for the trading activities of credit institutions (MaH). Limit breaches are reported daily to the management. In addition, the management is informed every month about the largest drawings in off-balance business. Furthermore, limits and exposures are reported by type of business, maturity of transaction, country, risk classification and counterparty category. Portfolio reports are also prepared on a regular basis for certain groups of counterparties.

**Regions of
foreign exposure
as of 31.12.2003**



1.1% Africa (excl. North Africa)
0.6% Central/South America
1.6% Internat. Caribbean financial centres
0.6% Internat. organizations
72.0% Europe and Turkey
15.2% North America
7.5% Asia/Pacific
1.4% Middle East and North Africa

2) Monitoring and controlling market risk

At Commerzbank, a model for the internal management of specific interest-rate risks has been used since 2001. In 2002, it became one of the first banks to receive approval from the German Financial Supervisory Authority to work out the capital backing required for specific interest-rate risks on the basis of this internal model. This permits the Bank to save a significant amount of capital as far as this type of risk is concerned. In order to measure the capital required to cover general and specific market risk, Commerzbank applies an internal model, that is also used at the Parent Bank and its foreign branches. It covers the equity (including residual risk), interest-rate and foreign-exchange risk categories.

Value-at-risk approach

The value-at-risk (VaR) method is the procedure currently used by the majority of all internationally active banks for measuring market risk. The value-at-risk indicates the maximum loss in value of a portfolio with a given degree of probability (confidence level). It is assumed that the composition of the portfolio remains unchanged during the holding period. A value-at-risk of €1m at a 99% confidence level and a one-day holding period means that a loss of more than €1m within one day will only occur with a probability of no more than 1%.

Historical simulation for general market risk

In order to calculate the value-at-risk of trading portfolios, the historical simulation method is employed at Commerzbank for the general market risk. Changes in interest rates, currencies, equity prices and volatility are incorporated directly into the historical simulation. A special advantage of this method is that it is fairly easy to calculate the overall risk on the basis of the individual results for lower portfolio levels.

Variance-covariance approach for specific risk

Credit trading has become increasingly important in recent years. Here the variance-covariance method is practical, since it always employs simple approximations for the risk factors themselves and, unlike historical simulation, is robust as regards the historical market data.

Aggregated value-at-risk

The Group-wide internal calculation of the value-at-risk covers the trading units ZGS and ZGT, as well as the interest-rate and currency risk of Asset Management, the mortgage banks and other subsidiaries. The following table shows the value-at-risk of the Group and the largest units.

	Group		ZGS		ZGT		Essen Hyp	
in € m	2003	2002	2003	2002	2003	2002	2003	2002
Maximum	62.1	72.8	19.9	18.6	27.7	24.8	29.9	29.8
Median	41.4	50.5	15.5	9.9	15.7	15.6	18.4	26.6
Minimum	25.7	32.8	9.1	5.2	9.3	9.4	8.6	18.6
Year-end figure	50.0	37.0	19.9	16.2	16.9	14.9	17.6	19.1

Value-at-risk in the course of 2003

Weekly averages, in € m
1-day holding period,
97.5% confidence level



Group VaR
ZGT VaR
ZGS VaR
Essen Hyp VaR
70
60
50
40
30
20
10
0
Jan.
Feb.
March
Apr.
May
June
July
Aug.
Sep.
Oct.
Nov.
Dec.

Percentage distribution of market risk as of 31.12.2003

1-day holding period,
97.5% confidence level



32.5% ZGS
28.9% Essen Hyp
27.5% ZGT
6.7% ZAM
4.4% Other

Back-testing

In order to assess and steadily improve the forecasting quality of the internal market-risk model and also to meet supervisory requirements, the reliability of the VaR methods that are applied is regularly checked. This begins with a retrospective comparison of the forecast risks with the profits and losses which would have occurred under the assumption of unchanged positions (so-called "clean back-testing").

Accordingly, the VaR – based on a 1-day holding period – at the 99% confidence interval should be exceeded by such a loss in merely 1% of all the trading days that are examined. The total number of these exceptions is used by the supervisory authorities in evaluating internal risk models. Upon this basis, regulatory capital is calculated.

Back-testing in the course of 2003

in € m



Back-testing P&L
VaR 97.5%
VaR 99%
30
20
10
0
-10
-20
-30
Jan.
Feb.
March
Apr.
May
June
July
Aug.
Sep.
Oct.
Nov.
Dec.

In the 2003 financial year, one exception was noted at Group level due to a sharp rise in euro and US dollar interest-rate curves on June 17, 2003. This outcome is in line with statistical expectations and underlines the quality of the risk model used.

Apart from this approach, Commerzbank uses a series of additional methods for assessing and refining its risk model. These tests confirm the validity and forecasting power of Commerzbank's internal models.

Stress testing and sensitivity analysis

As the value-at-risk method mostly fails to take extreme market movements into account, the quality and reliability of risk quantification are complemented by additional analyses. Among other things, these analyses consist of stress tests and, using stress scenarios, evaluate the scale of losses under extreme market conditions, such as those which could be observed in past crisis situations.

The stress tests that are employed as part of daily reporting differ from business line to business line and are adapted to accommodate individual portfolios. In addition, a so-called global test was introduced in the year under review, in which several historical crisis scenarios – such as the 1992 currency crisis, September 11, 2001 – and their impact are simulated at regular intervals throughout the Group.


ZGT stress test
ZGS stress test
Essen Hyp stress test
350
300
250
200
150
100
50
0
Jan.
Feb.
March
Apr.
May
June
July
Aug.
Sep.
Oct.
Nov.
Dec.

Stress tests in the course of 2003

Weekly averages, in € m

The stress tests are complemented by various sensitivity analyses. These reveal the sensitivity with which the performance of a portfolio responds to a change in the risk factors – such as interest rates. The findings of the global stress tests and the sensitivity analyses are regularly presented to the Risk Committee and the Board of Managing Directors.

Interest-rate risk

The Commerzbank Group's interest-rate risk results not only from the already identified general market risk of the trading books, but also from investment-book positions. In the banking book, interest-rate risks mainly arise through different maturities for the Bank's assets and liabilities – for example, due to the short-term funding of long-dated credits. In measuring interest-rate risks, we include both balance-sheet interest items and the related hedging transactions.

As in the treatment of the trading book, the interest-rate risk of the banking book is measured using a net present value approach according to the historical simulation method (value-at-risk). This makes it possible to compare the interest-rate risk arising from both the trading book and the banking book and also to present the results in aggregated form at Group level, with portfolio effects included.

Procedure for setting and monitoring limits

Commerzbank has developed a comprehensive system of limits for restricting market risk. It is based on the already-specified risk ratios as well as on other factors such as sensitivity ratios for traded products. The market-risk limits are determined by the Board of Managing Directors or the Risk Committee. The global market-risk limits have been assigned to specific sub-portfolios within the respective trading units and may only be altered by means of a formal process for changing limits.

The daily monitoring of market risk examines the risk figures that have been generated in order to ascertain the utilization of limits and possible breaches. The risk controllers responsible for the individual trading areas constantly monitor the open trading positions and the ensuing risk. Apart from monitoring the overall positions, ZRC also examines all proprietary-trading transactions to ensure that prices reflect market conditions in accordance with the MaH rules.

Reporting for market risk

Close cooperation between risk controllers at both the head-office and local levels ensures that decision makers on the Board of Managing Directors and at trading units are kept promptly informed. The local controllers report the risk figures that they have worked out to all decision makers within the trading units. At head office, these figures are collected and aggregated to form a Group risk figure. The Board of Managing Directors is informed daily – for one thing, by means of the so-called flash risk report, representing a preliminary form of information on the value-at-risk, and, for another, by the MaH report containing not only the risk figures but also the profit-and-loss data for all the relevant portfolio levels. In addition, all the market risks of the banking and trading books are included in the monthly risk report.

In the year under review, the Commerzbank Group's market-risk reporting was extended to cover the so-called market risk hot spots, which every second week present both the Risk Committee and the Board of Managing Directors with a detailed picture of the current exposure in the Group's trading and banking books. In this connection, retroactively calculated data, such as the value-at-risk, are complemented by forward-looking forecast scenarios, in order to simulate their impact on current positions.

In close coordination with their parent company, the mortgage banks affiliated with Commerzbank – Hypothekenbank in Essen and EEPK (Erste Europäische Pfandbrief- und Kommunalkreditbank) – and also other subsidiaries have established their own risk control. The risks arising at these subsidiaries are managed and controlled at the local level and the relevant data are made available without delay to Commerzbank's central risk-control unit, which calculates and monitors the Group risk.

3) Monitoring and controlling equity holding risk

The monitoring of equity holding risk is performed by Risk Control, whereas the steering of such risks is handled by two different units of the Bank. Private equity business is coordinated by Securities (ZGS), while Strategy and Controlling (ZKE) is responsible for all the strategic and other equity holdings.

As far as new acquisitions of interests are concerned, the potential risks are analysed in advance by means of due diligence measures. However, already-existing equity investments are steered on the basis of regular reports from the enterprises in question. In addition to these measures, the market risk stemming from the Bank's listed equity investments, together with the risk from non-listed investments, is quantified – similarly to the calculation of trading positions –, monitored, and reported to the Board of Managing Directors by Risk Control.

4) Monitoring and controlling liquidity risk

Liquidity risk

Group Treasury (ZGT) is responsible for managing liquidity risk. The task of liquidity management is to guarantee that Commerzbank is solvent at all times, not only under normal conditions but also in stress situations. ZGT prepares liquidity balances and makes cash-flow forecasts, which are subjected to constant examination in the course of the year. On the basis of these analyses, the future need for borrowed funds is worked out. The aim is to achieve efficient liquidity management by raising funds regularly and to cover the Bank against market fluctuations. The measures adopted by ZGT in this connection are geared closely to the Basel II proposals:

- ZGT pursues a policy of long-term matched maturities in financing; in other words, long-term credits are largely funded at long term.

- ZGT maintains substantial liquidity portfolios in the leading currency centres. Apart from eligible (commercial) credits and bills, the portfolios are made up exclusively of prime-quality securities, which may be pledged with central banks in order to raise short-term liquidity. At end-2003, the Bank had a liquidity reserve (unused security) of €21bn.

In accordance with supervisory requirements (Principle II), an institution's liquidity is deemed adequate if the weighted liquid assets available to it within 30 days cover the weighted payment obligations callable during this period. In 2003 (2002), the liquidity coefficient lay between 1.09 (1.13) and 1.18 (1.31) and was thus at all times well above the value of 1.0 required by the supervisory authorities. This shows that Commerzbank easily met the supervisory requirements for liquidity at all times.

For internal steering purposes, ZGT regularly makes a projection of the development expected for Principle II over the next twelve months. This is based on information about planned trading activities, indications from foreign outlets and reports on the performance of customer-related business.

At the same time, the structure of the balance sheet is analysed from the qualitative standpoint, applying the stable funding concept so that measures can be adopted in good time to deal with any gaps that are identified between stable assets and stable funding.

Liquidity-risk measurement

Last year, the liquidity-risk project initiated early in 2002 was successfully brought to a conclusion. The main objective of this project, run by ZRC in close cooperation with ZGT, was the daily calculation of the expected cash flow from all positions of the Parent Bank. Here, the expected payments are calculated under the assumption of both normal and – in terms of liquidity – "stressed" market conditions. Similarly on a daily basis, the assets are worked out that can readily be made liquid and are available for closing liquidity gaps. By means of these data and the key ratios established on their basis, ZGT will be put in a position to manage the Bank's liquidity position even more efficiently (beyond the requirements of Principle II). At the same time, the implementation of this first stage of the project has already met the major requirements of Basel II with regard to the controlling of liquidity risk.

A follow-up project planned for 2004 is intended to integrate further units such as the mortgage banks and asset management into the central calculation of liquidity risk in order to comply with the regulatory requirement of Basel II with regard to the monitoring of risk at Group level.

Market-liquidity risk

Commerzbank monitors market-liquidity risk with the aid of the liquidity VaR that is based on the results of historical simulation. This liquidity VaR is defined as the possible loss during the period in which a portfolio is being entirely liquidated in terms of risk, at a given level of probability (confidence level). Unlike the one-day VaR described in the section "Monitoring and controlling market risk", it also takes into account the period needed to square the specific positions in terms of risk, which means to sell, cover or hedge them by means of the relevant transactions.

In quantifying such risk, we take into consideration the market liquidity of the underlying transactions by means of portfolio-specific selling or squaring strategies. These strategies indicate the percentage of a portfolio which, if necessary, could be squared in terms of risk and in how many days. The selling strategies employed are regularly updated in consultations with the respective banking departments.

5) Monitoring and controlling operational risk

Operational risk management framework

Last year, Commerzbank's existing operational risk management framework was made more detailed through the addition of sets of rules, elaborated and firmly established. As a result, the Operational Risk Committee formed in 2002 and those responsible for the Bank's individual organizational units performed their duties in terms of identifying, analysing, reporting and managing operational risk, in particular as regards the implementation of the Basel Committee's "Sound practices for the management and supervision of operational risk" of February 2003.

Operational risk methods

In order to calculate equity in accordance with Basel II by applying the Advanced Measurement Approach (AMA) in the future, we focused in the year under review on the main quantitative and qualitative methods for achieving this goal, taking account of the Basel requirements published to date. The structural collection of loss data – in line with Basel II – from operational risk was maintained and stepped up. Throughout the Group, all the losses stemming from operational risk that exceed €5,000 are systematically collected and centrally evaluated.

The first findings were shared with and analysed by Operational Riskdata eXchange Association, Zurich (ORX). Through ORX, it is possible to exchange data both for the purpose of benchmarking with international participants and for modelling the risk or the need for capital.

Furthermore, a pilot study in quality self-assessment was launched in individual areas of commercial banking and investment banking, for which methods and a system were worked out. This intranet-based tool integrated into the pool of loss data was used for the first time for investment-banking processes and will be extended to other areas of Commerzbank in 2004. This year, too, so-called key risk indicators are to be incorporated, which permit statements regarding the risk of future potential losses.

The combination of loss data and qualitative information in an operational-risk controlling system paves the way for the creation of operational-risk profiles for the individual business and service units. At the same time, mathematical-statistical approaches to risk modelling have been refined on the basis of collected loss data and the technical conditions have been met for their integration into the Bank's overall risk architecture.

As some of the requirements have not yet been specified clearly in the Basel II consultative papers, we are also ensuring that it will be possible to implement the standardized approach or a planned so-called partial use – i.e. preparations are being made to use both the AMA and the standardized approach for various Group units. By participating in the relevant national and international bodies, Commerzbank is continuing to play an active role in the debate on such issues.

Business contingency and continuity planning

By means of regular self-assessments, the Bank creates for itself a standardized overview of the emergency measures for which the units subject to MaH assume responsibility. In addition, the Bank conducts numerous emergency tests in which, for example, the failure of the entire trading and service centre or individual locations or systems are simulated. For this purpose, business contingency managers have been appointed at the various units.

Moreover, in a central business contingency policy the responsibilities of the diverse head-office departments and individual units are described. Starting in the year under review, these responsibilities are being adjusted to meet the requirements of the MaK and also the Sound Practices Paper.

6) Monitoring and controlling business risk
In line with their immediate responsibility for risk and earnings, the individual divisions and subsidiaries of the Bank also take charge of the operative management of business risks which occur in their area of activity.

As part of the overall steering of the Bank, business risk was included last year for the first time in the calculation of economic capital. Business risk is worked out using an earnings-volatility model based on the historical monthly deviations of the actual from the planned result for fee income. As with the procedure applied for other types of risk, the calculation is based on a confidence level of 99.95% and a one-year time frame.

7) Monitoring and controlling legal risk
The management of the Commerzbank Group's legal risk worldwide is entrusted to Legal Services (ZRA). The central function of ZRA is to recognize potential losses arising from legal risk at an early stage and to devise solutions for reducing, restricting or avoiding such risks. In this connection, ZRA produces guidelines and standard contracts for the entire Group, which are implemented in close cooperation with business lines, branches and subsidiaries. In addition to implementing and monitoring these uniform standards, ZRA advises all units of the Bank with regard to legal issues. The duties of ZRA also include informing the Board of Managing Directors and head-office departments about the impact of major legal changes and risks, as well as regularly adapting the Group's guidelines and specimen contracts to new legal overall conditions.

8) Monitoring and controlling strategic risk
Responsibility for the strategic steering of Commerzbank lies with the Board of Managing Directors, with support in the case of strategic issues provided by Strategy and Controlling (ZKE). Some business-policy decisions also require the approval of the Supervisory Board.

As strategic risk cannot be measured and controlled in quantitative terms, the management of such risk is subject to qualitative controlling. Constant observation of German and international competitors leads to an analysis of the major changes and developments, with conclusions being derived for the Bank's strategic positioning.

9) Monitoring and controlling reputational risk
Reputational risk cannot be measured with the aid of quantitative methods either and it, too, is subject to qualitative controlling. As reputational risk may also primarily result from the wrong handling of other risk categories, the functioning and appropriateness of the risk-management system for all types of risk is important. In addition, Commerzbank avoids business-policy measures and transactions which entail extreme tax or legal risks, or violate business-policy principles published in either the articles of association or other declarations.

IV. Summary and outlook

Commerzbank's risk-management and risk-control system made an important contribution to the Bank's overall result in 2003 as well. It is suited to identifying risks in good time which would endanger the Bank's existence or impair its development and it is able to control such risks in a professional manner.

The methods used to present and control risk were continually refined in the past business year, the focus being placed on credit risk and the integration of operational risk. The projects to implement the new supervisory provisions (Basel II, MaK) were maintained according to plan, with all the organizational MaK requirements now successfully implemented. Under the internal Basel II project, the ground has basically been prepared for the sophisticated IRB Advanced Approach to be applied as well as the advanced AMA approach (for operational risk).

The management of credit risk from a single source with head-office and regional units and a professional intensive treatment section has proved its worth and – in addition to a marked reduction in credit volume and limits in some regions and sectors – has led to the loan portfolio being restructured to bring it into line with the credit-risk strategy. The Bank is confident that, thanks to its targeted risk-mitigation measures, it will be able to get its loan loss provisions down to under one billion euros.

The further expansion of portfolio-management activities together with the integration of economic capital into the overall Bank management will be a main feature of risk-related activities in 2004; through an improved risk and return-oriented management of the Group, it will make a major contribution towards increasing shareholder value.

In order to be able to guarantee Commerzbank's core competency in risk management and controlling in the future as well, the Bank will continue to make every effort to maintain its high level in this area. Commerzbank believes that professional risk management and controlling represent a significant competitive edge.

financial statements in accordance with international accounting standards (ias) / international financial reporting standards (ifrs) for the commerzbank group as of december 31, 2003

Notes

Notes

income statement

	Notes	1.1.–31.12.2003 €m	1.1.–31.12.2002 €m	Change in %
Interest received		11,767	18,032	–34.7
Interest paid		8,991	14,899	–39.7
Net interest income	(29)	2,776	3,133	–11.4
Provision for possible loan losses	(11, 30, 49)	–1,084	–1,321	–17.9
Net interest income after provisioning		1,692	1,812	–6.6
Commissions received		2,505	2,416	3.7
Commissions paid		369	296	24.7
Net commission income	(31)	2,136	2,120	0.8
Net result on hedge accounting	(32)	40	–56	•
Trading profit	(33)	737	544	35.5
Net result on investments and securities portfolio (available for sale)	(34)	291	–11	•
Operating expenses	(35)	4,511	5,155	–12.5
Other operating result	(36)	174	938	–81.4
Operating profit		**559**	**192**	•
Regular amortization of goodwill	(37)	110	108	1.9
Profit from ordinary activities before expenses arising from special factors and restructuring expenses		**449**	**84**	•
Expenses arising from special factors	(38)	2,325	247	•
Restructuring expenses	(39)	104	209	–50.2
Profit from ordinary activities after expenses arising from special factors and restructuring expenses		**–1,980**	**–372**	•
Extraordinary profit		–	–	–
Pre-tax profit		**–1,980**	**–372**	•
Taxes on income	(40)	249	–103	•
After-tax profit		**–2,229**	**–269**	•
Profit/loss attributable to minority interests		–91	–29	•
Net loss	(41)	**–2,320**	**–298**	•

Appropriation of profit	2003 €m	2002 €m	Change in %
Net loss	–2,320	–298	·
Transfer from capital reserve/retained earnings	2,320	352	·
Consolidated loss/profit	**0**	**54**	·

Commerzbank Aktiengesellschaft did not achieve a distributable profit in the 2003 financial year. As a result, no dividend will be paid.

Basic earnings per share	Notes	2003 €	2002 €	Change in %
Loss per share	(41)	–4.26	–0.56	·

The calculation of the loss per share according to IAS is based on the net loss, with minority interests not taken into consideration. The diluted loss per share is identical to the loss per share, since – as in the previous year – no conversion or option rights were outstanding on the balance-sheet date and consequently there was no dilution effect.

balance sheet

Assets	Notes	31.12.2003 €m	31.12.2002 €m	Change in %
Cash reserve	(9, 44)	7,429	8,466	–12.2
Claims on banks	(10, 45, 47, 48)	51,657	54,343	–4.9
Claims on customers	(10, 46, 47, 48)	138,438	148,514	–6.8
Provision for possible loan losses	(11, 49)	–5,510	–5,376	2.5
Positive fair values from derivative hedging instruments	(13, 50)	2,552	3,131	–18.5
Assets held for dealing purposes	(14, 51)	87,628	117,192	–25.2
Investments and securities portfolio	(15, 48, 52, 55)	87,842	84,558	3.9
Intangible assets	(16, 53, 55)	802	1,151	–30.3
Fixed assets	(17, 18, 54, 55)	2,063	2,505	–17.6
Tax assets	(24, 56)	6,038	5,995	0.7
Other assets	(57)	2,646	1,655	59.9
Total		**381,585**	**422,134**	**–9.6**

Liabilities and equity	Notes	31.12.2003 €m	31.12.2002 €m	Change in %
Liabilities to banks	(19, 47, 58)	95,249	114,984	–17.2
Liabilities to customers	(19, 47, 59)	100,000	95,700	4.5
Securitized liabilities	(19, 60)	83,992	92,732	–9.4
Negative fair values from derivative hedging instruments	(20, 61)	5,932	5,696	4.1
Liabilities from dealing activities	(21, 62)	67,014	83,238	–19.5
Provisions	(22, 23, 63)	3,307	3,528	–6.3
Tax liabilities	(24, 64)	4,495	3,664	22.7
Other liabilities	(65)	2,911	3,285	–11.4
Subordinated capital	(25, 66)	8,381	9,237	–9.3
Minority interests		1,213	1,262	–3.9
Equity	(27, 68, 69, 70)	9,091	8,808	3.2
Subscribed capital	(68)	1,545	1,378	12.1
Capital reserve	(68)	4,475	6,131	–27.0
Retained earnings	(68)	3,286	3,268	0.6
Revaluation reserve	(15, 68)	1,240	–769	•
Measurement of cash flow hedges	(6, 68)	–1,236	–1,248	1.0
Reserve from currency translation	(7, 68)	–219	–6	•
Consolidated loss/profit		0	54	•
Total		**381,585**	**422,134**	**–9.6**

statement of changes in equity

€m	Sub-scribed capital	Capital reserve	Retained earnings	Revaluation reserve	Valuation of cash flow hedges	Reserve from currency translation	Consolidated profit	Total
Equity as of 1.1.2003	**1,378**	**6,131**	**3,268**	**–769**	**–1,248**	**–6**	**54**	**8,808**
Capital increase	139	603						742
Issue of shares to employees	6	8						14
Transfer from capital reserve		–2,320						–2,320
Dividend payment							–54	–54
Net changes in revaluation reserve				2,009				2,009
Net changes arising from cash flow hedges					12			12
Changes in treasury shares	22	53						75
Changes in companies included in consolidation and other changes			18	–	–	–213		–195
Equity as of 31.12.2003	**1,545**	**4,475**	**3,286**	**1,240**	**–1,236**	**–219**	**0**	**9,091**

As of December 31, 2003, the subscribed capital of Commerzbank Aktiengesellschaft stood at €1,554m pursuant to the Bank's articles of association; it is divided into 597,858,005 no-par-value shares (notional value per share: €2.60). After the 3,489,912 treasury shares held by the Bank on December 31, 2003, are deducted, its subscribed capital amounts to €1,545m.

The Bank made use of the authorization resolved by the Annual General Meeting of May 30, 2003 to purchase its own shares for the purpose of securities trading, pursuant to Art. 71, (1), no. 7, German Stock Corporation Act – AktG. Gains and losses from trading in the Bank's own shares do not appear in the income statement.

No use was made in the 2003 financial year of the resolution of the Annual General Meeting of May 30, 2003, authorizing the Bank to repurchase its own shares pursuant to Art. 71, (1), no. 8, AktG, for purposes other than securities trading.

Other changes in retained earnings relate to changes in equity at associated companies which, in accordance with IAS 28, have to be shown on a pro-rata basis with no effect on the net profit.

Changes in minority interests

€ m	Minority interests	Reval-uation reserve	Valuation of cash flow hedges	Reserve from currency translation	Gains/ losses	**Total**
Minority interests as of 1.1.2003	**1,043**	**334**	**–132**	**–12**	**29**	**1,262**
Capital increases	17					17
Allocation of profit/ offsetting of loss from net result for the year	–21				21	0
Takeover of minority interests by the Group	–85	2		–5		–88
Distributions					–50	–50
Profits/losses 2003					91	91
Net changes in revaluation reserve		–23				–23
Net changes arising from cash flow hedges			9			9
Changes in companies included in consolidation and other changes	24			–29	–	–5
Minority interests as of 31.12.2003	**978**	**313**	**–123**	**–46**	**91**	**1,213**

The takeover of minority interests related to the increase in our shareholding in BRE Bank from 50.0% to 72.16%.

cash flow statement

	2003 €m	2002 €m
Net profit	**–2,320**	**–298**
Non-cash positions in net profit and adjustments to reconcile net profit with net cash provided by operating activities:		
Write-downs, depreciation, adjustments, write-ups to fixed and other assets, changes in provisions and net changes due to hedge accounting	929	1,114
Change in other non-cash positions:		
Positive and negative fair values from derivative financial instruments (trading and hedging derivatives)	1,248	1,607
Profit from the sale of assets	–291	88
Profit from the sale of fixed assets	4	–12
Other adjustments (mainly net interest income)	–2,299	–4,000
Sub-total	**–2,729**	**–1,501**
Change in assets and liabilities from operating activities after correction for non-cash components:		
Claims on banks	2,686	9,049
Claims on customers	10,076	71,801
Securities held for dealing purposes	12,519	13,424
Other assets from operating activities	–2,603	2,604
Liabilities to banks	–19,735	5,898
Liabilities to customers	4,300	–20,698
Securitized liabilities	–8,740	–97,938
Other liabilities from operating activities	4,272	–3,102
Interest and dividends received	11,767	18,032
Interest paid	–8,991	–14,899
Income tax paid	–145	–201
Net cash provided by operating activities	**2,677**	**–17,531**
Proceeds from the sale of:		
Investments and securities portfolio	48,593	65,905
Fixed assets	424	1,955
Payments for the acquisition of:		
Investments and securities portfolio	–52,351	–47,039
Fixed assets	–317	–738
Effects of changes in the group of companies included in the consolidation		
Payments from the acquisition of subsidiaries	68	–238
Net cash used by investing activities	**–3,583**	**19,845**
Proceeds from capital increases	831	–82
Dividends paid	–54	–217
Other financing activities	–856	–1,287
Net cash provided by financing activities	**–79**	**–1,586**
Cash and cash equivalents at end of previous period	**8,466**	**7,632**
Net cash provided by operating activities	2,677	–17,531
Net cash used by investing activities	–3,583	19,845
Net cash provided by financing activities	–79	–1,586
Effects of exchange-rate changes on cash and cash equivalents	–52	106
Cash and cash equivalents at end of period	**7,429**	**8,466**

The cash flow statement shows the structure of and changes in cash and cash equivalents during the financial year. It is broken down into operating activities, investing activities and financing activities.

Under net cash provided by operating activities, payments (inflows and outflows) from claims on banks and customers and also securities from the trading portfolio and other assets are shown. Additions to and disposals from liabilities to banks and customers, securitized liabilities and other liabilities also belong to operating activities. The interest and dividend payments resulting from operating activities are similarly reflected in the net cash provided by operating activities.

The net cash used by investing activities shows payments for the investments and securities portfolio as well as for fixed assets and payments for the acquisition of subsidiaries. The effects of changes in the list of consolidated companies are also recognized under this item.

The net cash provided by financing activities covers the proceeds from capital increases as well as payments received and made with regard to subordinated capital. Distributed dividends are also shown here.

We consider cash and cash equivalents to be the Cash reserve, consisting of cash on hand, balances held at central banks and also debt issued by public-sector borrowers and bills of exchange eligible for rediscounting at central banks. Claims on banks which are due on demand are not included.

As far as banks are concerned, the cash flow statement can be considered not very informative. For us, the cash flow statement replaces neither liquidity planning nor financial planning, nor do we look upon it as a steering instrument.

notes

Consolidated accounting principles

The Commerzbank Group's financial statements as of December 31, 2003 were prepared in accordance with the directives 83/349/EEC (directive on consolidated financial statements) and 86/635/EEC (directive on annual accounts of banks) on the basis of the International Accounting Standards (IASs) – in future: International Financial Reporting Standards (IFRS) – approved and published by the International Accounting Standards Board (IASB) and with their interpretation by the Standing Interpretations Committee (SIC), or International Financial Reporting Interpretation Committee (IFRIC). A summary of the regulations that have been applied can be found on pages 91-92. The necessary compliance with the directive on the annual accounts of banks was achieved through the appropriate structuring of the items balance sheet, income statement and the notes. Pursuant to Art. 292a, German Commercial Code (HGB), these consolidated financial statements prepared in accordance with IAS exempt the Bank from the need to prepare financial statements according to German accounting principles. We have presented the main differences between IAS financial statements and those prepared in accordance with German accounting rules on pages 105-106 of this report. The consolidated financial statements also reflect the standards approved by the German Accounting Standards Board (GASB) and published by the German Federal Ministry of Justice pursuant to Art. 342, (2), HGB.

In addition to the consolidated balance sheet and the consolidated income statement, the consolidated financial statements also include a statement of changes in equity and in minority interests, a cash flow statement and the notes. Segment reporting appears in the notes on pages 114-122.

The separate report on the risks related to future developments (Risk report pursuant to Art. 315, (1), HGB) appears on pages 52-79.

Unless otherwise indicated, all the amounts are shown in millions of euros.

Accounting and measurement methods

(1) Basic principles

The consolidated financial statements are based on the going concern principle. Income and expenses are recognized on a pro-rata temporis basis; they are shown for the period to which they may be assigned in economic terms.

As in previous years, we applied IAS 39 (2000), together with the different classification and measurement principles prescribed by this standard, in our accounting in the 2003 financial year. In order to reflect the different rules of this standard, financial assets and financial liabilities have been assigned to the following categories:

1. Loans and claims originated by the Bank.
2. Financial assets held to maturity.
3. Financial assets held for trading (Assets held for dealing purposes) and certain financial liabilities (Liabilities from dealing activities).
4. Available-for-sale financial assets.
5. Other financial liabilities.

The detailed rules for hedge accounting are applied in the case of derivative hedging instruments (further details may be found in note 6).

All the companies included in the consolidation prepared their financial statements as of December 31, 2003. Uniform accounting and measurement methods are applied throughout the Commerzbank Group in preparing the financial statements.

(2) Changes in the method of disclosure
In the past financial year, we maintained the recognition, measurement and disclosure methods in accordance with the F39 IAS/IFRS framework. This had no effect on the recognition and measurement methods of previous periods.

(3) IAS, SIC and GASB rules applied
There is regularly a time gap between the approval of an IAS, or a related interpretation, and its effective date. As a rule, however, the IASB recommends the early application of not yet effective, but already approved, standards and interpretations.

Within the Commerzbank Group, as a matter of principle we base our accounting and measurement on all the IASs approved and published by December 31, 2003. The exceptions were the changes to various standards initiated by the improvement project as well as the first amendments to IAS 32 and 39 published by the IASB on December 17, 2003, which have to be applied in the 2005 financial year at the latest.

The 2003 consolidated financial statements are based on the IASC framework and the following IASs which are relevant for the Commerzbank Group:

IAS 1	Presentation of financial statements
IAS 7	Cash flow statements
IAS 8	Net profit or loss for the period, fundamental errors and changes in accounting policies
IAS 10	Events after the balance-sheet date
IAS 12	Income taxes
IAS 14	Segment reporting
IAS 16	Property, plant and equipment
IAS 17	Leases
IAS 18	Revenue
IAS 19	Employee benefits
IAS 21	The effects of changes in foreign-exchange rates
IAS 22	Business combinations
IAS 23	Borrowing costs
IAS 24	Related party disclosures
IAS 27	Consolidated financial statements and accounting for investments in subsidiaries
IAS 28	Accounting for investments in associates
IAS 30	Disclosures in the financial statements of banks and similar financial institutions
IAS 31	Financial reporting of interests in joint ventures
IAS 32	Financial instruments: disclosure and presentation
IAS 33	Earnings per share
IAS 36	Impairment of assets
IAS 37	Provisions, contingent liabilities and contingent assets
IAS 38	Intangible assets
IAS 39	Financial instruments: recognition and measurement
IAS 40	Investment property

We have not applied IFRS 1 and IAS 2, 11, 15, 20, 26, 29, 34, 35 and 41, as they are either not relevant for our institution or did not have to be applied in the consolidated financial statements.

For IAS 40, recognition is made at cost, as is permitted under this rule.

In addition to the standards mentioned, we have also taken into consideration in our consolidated financial statements the following interpretations of SIC or IFRIC that are relevant for us:

		relates to
SIC-2	Consistency – capitalization of borrowing costs	IAS 23
SIC-3	Elimination of unrealized profits and losses on transactions with associates	IAS 28
SIC-5	Classification of financial instruments – contingent settlement provisions	IAS 32
SIC-6	Costs of modifying existing software	IASC framework
SIC-7	Introduction of the euro	IAS 21
SIC-9	Business combinations – classification either as acquisitions or unitings of interests	IAS 22
SIC-12	Consolidation – special-purpose entities	IAS 27
SIC-15	Operating leases – incentives	IAS 17
SIC-16	Share capital – reacquired own equity instruments (treasury shares)	IAS 32
SIC-17	Equity – costs of an equity transaction	IAS 32
SIC-18	Consistency – alternative methods	IAS 1
SIC-20	Equity accounting method – recognition of losses	IAS 28
SIC-21	Income taxes – recovery of revalued non-depreciable assets	IAS 12
SIC-24	Earnings per share – financial instruments and other contracts that may be settled in shares	IAS 33
SIC-25	Income taxes – changes in the tax status of an enterprise or its shareholders	IAS 12
SIC-27	Evaluating the substance of transactions in the legal form of a lease	IAS 1, 17, 18
SIC-28	Business combinations – "date of exchange" and fair value of equity instruments	IAS 22
SIC-30	Reporting currency – translation from measurement currency to presentation currency	IAS 21, 29
SIC-32	Intangible assets – web site costs	IAS 38
SIC-33	Consolidation and equity method – potential voting rights and allocation of ownership interests	IAS 27, 28, 39

The SIC, or IFRIC, interpretations 1, 10, 11, 13, 14, 19, 22, 23, 29 and 31 were irrelevant for our consolidated financial statements and did not, therefore, have to be taken into consideration.

Furthermore, in the present consolidated financial statements, the following German Accounting Standards (GAS) have been taken into consideration, which had to be applied and had been approved by the German Accounting Standards Board (GASB) and announced by the German Federal Ministry of Justice up to December 31, 2003, in accordance with Art. 342, (2), HGB:

GAS 1	Exempting consolidated financial statements in accordance with §292a, HGB
GAS 1a	Exempting consolidated financial statements in accordance with §292a, HGB – goodwill and other non-current intangible assets
GAS 2	Cash flow statements
GAS 2-10	Cash flow statements of financial institutions
GAS 3	Segment reporting
GAS 3-10	Segment reporting of banks
GAS 4	Purchase accounting in consolidated financial statements
GAS 5	Risk reporting
GAS 5-10	Risk reporting by financial enterprises
GAS 7	Presenting equity in consolidated financial statements
GAS 8	Accounting for investments in associates
GAS 9	Financial reporting of interests in joint ventures
GAS 10	Deferred taxes and consolidated financial statements
GAS 11	Related-party disclosure
GAS 12	Non-current intangible assets
GAS 13	Consistency principle and correction of errors

(4) Consolidated companies

The consolidated financial statements include in addition to the Parent Bank 102 subsidiaries (95 in 2002), in which Commerzbank AG holds more than 50% of the capital directly or indirectly, or exerts control over them. Of these, 45 have their legal seat in Germany (44 in 2002) and 57 (51 in 2002) elsewhere.

156 subsidiaries and associated companies (167 in 2002) of minor significance for the Group's asset and financial position and earnings performance have not been included; instead, they have been shown under *Investments and securities portfolio* as holdings in subsidiaries or investments. These companies account for less than 0.1% (0.2% in 2002) of the Group's overall balance-sheet total.

The Commerzbank Group has three sub-groups:

- CommerzLeasing und Immobilien AG, Düsseldorf
- Jupiter International Group plc, London
- comdirect bank AG, Quickborn

which have presented sub-group financial statements.

The following 15 subsidiaries – four of them based in Germany – were included in the consolidation for the first time in 2003:

- ATBRECOM Limited, London
- CCR Actions, Paris
- CCR Chevrillon-Philippe, Paris
- CCR Gestion Internationale, Paris
- comdirect private finance AG, Quickborn
- Commerz Advisory Management Co. Ltd., British Virgin Islands
- CORECD Commerz Real Estate Consulting and Development GmbH, Berlin
- Hansa Automobil Leasing GmbH, Hamburg
- Intermarket Bank AG, Vienna
- Lanesborough Limited, Bermuda
- NALF Holdings Limited, Bermuda
- RHEINHYP-BRE Bank Hipoteczny SA, Warsaw
- Service-Center Inkasso GmbH Düsseldorf, Düsseldorf
- The New Asian Property Fund Limited, Bermuda
- Transfinance a.s., Prague

In addition to the 102 (95 in 2002) subsidiaries, we included for the first time in the 2003 financial year the following four (2002: two) special-purpose entities and 13 (2002: 13) non-publicly-offered funds in our consolidated financial statements in accordance with IAS 27 and SIC-12, or IFRIC 12. Comas Strategy Fund 1 Limited, Grand Cayman, and Plymouth Capital Limited, St. Helier/Jersey, were included as special-purpose entities for the first time.

The inclusion of these special-purpose entities has no major effects on the presentation of the Group's asset and financial position or earnings performance.

The following companies have been removed from the list of consolidated companies:

- ALTINUM Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Sonninhof KG i.L., Düsseldorf
- CFM Commerz Finanz Management GmbH, Frankfurt am Main
- Commerzbank Asset Management Italia S.p.A., Rome
- Commerzbank International (Ireland), Dublin
- Commerzbank Società di Gestione del Risparmio S.p.A., Rome
- Commerzbank U.S. Finance, Inc., Wilmington/Delaware
- Molegra Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Projektentwicklungs KG, Düsseldorf
- TI Limited i.L., Bermuda

Eleven major associated companies (16 in 2002) – eight of them based in Germany (2002: eight) – are measured using the equity method. As a major associated company, our equity holding in Eurohypo Aktiengesellschaft, Frankfurt am Main, is included in the consolidated financial statements, as it was in the previous year. For the first time, ComSystems GmbH, Düsseldorf, appears at equity.

The following companies have been removed from the list of associated companies:

- Clearing Bank Hannover Aktiengesellschaft i.L., Hanover
- Hispano Commerzbank (Gibraltar) Ltd., Gibraltar
- Korea Exchange Bank (KEB), Seoul
- RHEINHYP-BRE Bank Hipoteczny SA, Warsaw
- The New Asian Land Fund Limited, Bermuda
- The New Asian Property Fund Limited, Bermuda

In the fourth quarter of 2003, we sold 26.2m KEB shares, representing a stake of 7.1%, to a foreign investor. At the same time, KEB effected a capital increase, in which we did not participate. Due to these measures, our interest in KEB was reduced from 32.6% to 14.8%. Once these transactions had been concluded, we changed the accounting for this equity holding from the at equity method to the fair value approach. This has no major effects on our asset and financial position or on earnings performance.

Commerz Net Business AG, Frankfurt am Main, was renamed Commerz Business Consulting AG, Frankfurt am Main, and NIV Vermögensverwaltungsgesellschaft mbH, Frankfurt am Main, was renamed Commerz Immobilien und Vermögensverwaltungsgesellschaft mbH, Frankfurt am Main. Both companies remain fully consolidated. RHEINHYP-BRE Bank Hipoteczny SA, Warsaw, and The New Asian Property Fund Limited, Bermuda, have been fully consolidated since December 31, 2003.

A complete list of the subsidiaries, associated companies and special-purpose entities and non-publicly-offered funds included in our consolidated financial statements can be found on pages 167-170.

(5) Principles of consolidation

The consolidation of the capital accounts is based on the book-value method, whereby the historical cost of the holding in the subsidiary is set off against the share of the equity that was acquired at that time. As far as possible, any residual differences in amount are assigned to the subsidiary's assets and liabilities, reflecting the percentage share of equity held. If any positive differences remain after such assignment, these are shown as goodwill under Intangible assets in the balance sheet and are depreciated to reflect their probable useful economic lives over a period of 15 years, using the straight-line method.

Claims and liabilities deriving from business relations between Group companies, as well as expenses and income, are eliminated as part of the consolidation of earnings; intra-Group book gains or losses registered during the financial year are eliminated unless they are of minor importance.

Associated companies are measured according to the equity method and are shown as investments in associated companies under Investments and securities portfolio. The purchase cost of these investments and the goodwill are determined at the time of their first inclusion in the consolidated financial statements, applying the same rules as for subsidiaries. The equity book value

which is carried and either appears or does not appear in the income statement is based on the financial statements of associated companies that are prepared in accordance with local accounting rules or on auxiliary calculations in accordance with IAS/IFRS rules by the associated company.

Holdings in subsidiaries not consolidated because of their marginal significance and investments are shown at their fair value, or if this cannot be reliably established, at cost under Investments and securities portfolio.

(6) Financial instruments: recognition and measurement (IAS 39)

In accordance with IAS 39, all financial assets and liabilities – which also includes derivative financial instruments – have to be shown in the balance sheet. For this purpose, the entire portfolio has to be broken down into various groups and measured in accordance with the respective classification.

The following remarks present an overview of how we have applied the rules of this standard within the Commerzbank Group:

a) *Categorization of financial assets and liabilities and their measurement*

- *Loans and claims originated by the Bank:*
  Loans granted directly to the borrower and claims due directly from the borrower are assigned to this category. They are measured at amortized cost. Premiums and discounts appear under Net interest income over the entire lifetime.

- *Held-to-maturity financial assets:*
  Non-derivative financial assets with a fixed maturity may be included in this category if they cannot be assigned to the "Loans and claims originated by the Bank" category and if both the intent and the ability exist to hold them to final maturity. They are measured at amortized cost, with premiums and discounts being recognized over the entire lifetime to maturity. The Commerzbank Group has not used the "Held-to-maturity financial assets" category with respect to the 2003 financial year either.

- *Assets held for dealing purposes and Liabilities from dealing activities:*
  All financial assets which are held for dealing purposes are assigned to this class. These include original financial instruments (especially interest-bearing securities, equities and promissory notes), precious metals and derivative financial instruments with a positive fair value.

  All financial liabilities from dealing activities are assigned to this class. These include derivative financial instruments insofar as they have a negative fair value and delivery obligations arising from short sales of securities.

  In accordance with IAS 39, derivative financial instruments are classified as part of the trading portfolio insofar as they do not qualify as hedging derivatives used in hedge accounting.

  Assets held for dealing purposes and liabilities from dealing activities are measured at their fair value on the balance-sheet date. Measurement gains and losses appear under Trading profit in the income statement.

- *Available-for-sale financial assets:*
  All non-derivative financial assets not covered by one of the above classes are assigned to this category. Primarily, these are interest-bearing securities, equities, promissory notes and investments. This group is also referred to as the Available-for-sale portfolio.

  They are initially measured at cost and subsequently at their fair value. After deferred taxes have been taken into consideration, measured gains and losses are recognized with no effect on the income statement in a separate equity item (revaluation reserve). If the financial asset is sold, the cumulative valuation previously recognized in the revaluation reserve is released and shown in the income statement. Should the asset's value be permanently impaired, the revaluation reserve has to be reduced by the amount of the impairment, and this amount has to be reflected in the income statement. If the fair value cannot be reliably ascertained, measurement is made at amortized cost. Premiums and discounts are recognized under Net interest income over the entire lifetime.

- Other financial liabilities:
  These include all original financial liabilities, especially liabilities to banks and customers and also securitized liabilities. Measurement is made at amortized cost. Premiums and discounts are recognized under interest income over the entire lifetime.

b) Embedded derivatives

IAS 39 also regulates the treatment of embedded derivatives. These are derivatives which are part of an original financial instrument and are inseparably linked to it. Such financial instruments are also referred to as hybrid financial instruments in IAS 39. Hybrid financial instruments include reverse convertible bonds (bonds whose repayment may take the form of equities) or bonds with indexed interest payments. In accordance with IAS 39, the embedded derivative should be separated from the original host contract under certain conditions and accounted for and measured separately at fair value as a stand-alone derivative. Such separation has to be made if the characteristics and risks of the embedded derivative are not closely related to those of the host contract. In this case, the embedded derivative has to be regarded as part of the trading portfolio and recognized at its fair value. Changes in the fair value have to be shown in the income statement. The host contract is accounted for and measured applying the rules of the relevant category of the financial instrument. However, if the characteristics and risks of the embedded derivative are closely linked to those of the host contract, the embedded derivative is not separated from the latter and the hybrid financial instrument is measured in accordance with the general provisions.

c) Hedge accounting

IAS 39 entails extensive and quite complicated regulations concerning accounting for hedging instruments, which are superimposed upon the general accounting rules for derivatives described above and also for secured, underlying transactions. In line with general regulations, derivatives are classified as trading transactions (assets held for dealing purposes or liabilities from dealing activities) and are measured at their fair value. The result of such measurement is shown in the income statement under Trading profit.

If derivatives are used to hedge risks from non-trading transactions, IAS 39 permits, under certain conditions, the application of special regulations in hedge accounting. For the most part, two forms of hedge accounting are distinguished:

- Fair value hedge accounting:
  For derivatives which serve to hedge the fair value of recognized assets or liabilities (so-called fair value hedges), IAS 39 prescribes the use of fair value hedge accounting. The risk of a change in fair value exists above all for loans, securities and liabilities with a fixed interest rate.

  In line with the regulations for fair value hedge accounting, the hedging derivative is shown at fair value, with changes in its fair value appearing in the income statement. Any changes in the fair value of the hedged asset or hedged liability resulting from the hedged risk also have to be recognized in the income statement. Given a perfect hedge, the changes in measurement recognized in the income statement for the hedge and the hedged transaction will largely balance one another.

  If the asset or liability is recognized at amortized cost according to the general regulations (e.g. an extended loan or an outstanding bond), the book value has to be adjusted for the accumulated changes in fair value resulting from the hedged risk. However, if the asset is recognized at fair value (e.g. an available-for-sale security), the changes in fair value resulting from the hedged risk have to be recognized, contrary to the general rule, in the income statement.

- Cash flow hedge accounting:
  For derivatives which serve to hedge future cash flows (cash flow hedges), IAS 39 prescribes the use of cash flow hedge accounting. A risk relating to the size of future cash flows exists in particular for floating-interest-rate loans, securities and liabilities as well as forecasted transactions (e.g. forecasted fund-raising or financial investments). At the same time, IAS 39 also prescribes the application of cash flow hedge accounting rules for the hedging of future cash flows from pending business.

  Derivative financial instruments used in cash flow hedge accounting are carried at fair value. Reporting of the gain or loss has to be divided into an effective and an ineffective part. The effective portion is that which represents an effective hedge of the cash flow risk.

After deferred taxes have been taken into consideration, this is recognized directly in a separate item under equity (Measurement of cash flow hedges). By contrast, the ineffective portion is shown in the income statement. For the underlying transactions of cash flow hedges, there is no change in the general accounting rules described above.

The application of hedge accounting rules is tied to a number of additional conditions. These relate above all to the documentation of the hedge and also to its effectiveness.

The hedge has to be documented at the time of its conclusion. Documentation extends above all to an identification of the hedging derivative and the hedged transaction and also details of the hedged risk and the method employed to determine the effectiveness of the hedge. Documentation for a transaction hedged with a derivative may relate to either an individual asset, liability, pending business or forecasted transaction or to a portfolio of such items which are given similar accounting treatment. However, it is not sufficient to document a net risk position to be hedged.

In addition to such disclosure, IAS 39 calls for evidence of an effective hedge for the application of hedge accounting rules. Effectiveness in this connection means the relationship between the change in fair value or the cash flow resulting from the hedged underlying transaction and the change in fair value or the cash flow resulting from the hedge. If these changes almost entirely balance one another, a high degree of effectiveness exists. Proof of effectiveness requires, on the one hand, that a high degree of effectiveness can be expected from a hedging relationship in the future (prospective effectiveness). On the other hand, when a hedging relationship exists, it must be regularly demonstrated that this was highly effective during the period under review (retrospective effectiveness). A high degree of retrospective effectiveness exists if the ratio of changes in the fair value or the cash flow lies between 0.8 and 1.25. Here the methods used for determining effectiveness have to be disclosed.

By means of a fair value hedge, the Bank hedges the fair value of a financial instrument against the risks resulting from the change in the reference interest rate, share price and/or the exchange rate. In order to hedge these risks, above all interest-rate and interest/currency swaps are employed. This primarily relates to the Group's new issues business and the securities portfolio used for liquidity management, insofar as these are interest-bearing securities. Equities from these portfolios are hedged by derivatives with option character. The same holds true for the other price risks of structured issues.

Interest-rate risks resulting from open interest-rate positions in asset/liability management are mainly hedged at the Commerzbank Group by means of cash flow hedges using interest-rate swaps.

(7) Currency translation

Assets and liabilities and also items from the income statement denominated in foreign currencies, as well as immatured spot foreign-exchange transactions, are translated at the spot rates, and foreign-exchange forward contracts at the forward rate of the balance-sheet date. Currency translation for investments and holdings in subsidiaries that are denominated in foreign currencies is effected at historical cost. Translation gains and losses from the consolidation of the capital accounts appear in the balance sheet under Equity.

As a result of their economically independent business activity, the financial statements of our units abroad that are prepared in foreign currencies are translated at the spot rates of the balance-sheet date.

The expenses and income generated by the translation of balance-sheet items are recognized in the income statement. Hedged expenses and income are translated at the hedging rate.

The following translation rates apply for the currencies that are most important to the Commerzbank Group (amount per €1 in the respective currency):

	2003	2002
USD	1.2630	1.0422
JPY	135.05	124.27
GBP	0.7048	0.6500
CHF	1.5579	1.4548

(8) Offsetting

We set liabilities off against claims if these are on the same account-holder, are due at call, and agreement has been reached with the business associate that interest and commissions be calculated as if only a single account existed.

(9) Cash reserve

With the exception of debt issued by public-sector borrowers, which is shown at its fair value, all the items appear at their nominal value.

(10) Claims

Claims on banks and customers originated by the Commerzbank Group, which are not held for trading, are shown at either their nominal value or at amortized cost. Premiums and discounts appear under Net interest income over the entire lifetime. The book values of claims which qualify for hedge accounting are adjusted for the gain or loss attributable to the hedged risk.

Claims not originated by Commerzbank – mainly promissory notes – which do not form part of the trading portfolio are included in the Investments and securities portfolio.

(11) Provision for possible loan losses

We fully provide for the particular risks associated with banking business by forming individual valuation allowances, country valuation allowances and global valuation allowances.

In order to cover the lending risks represented by claims on customers and banks, we have formed individual valuation allowances according to uniform Group standards. Valuation allowances have to be formed for a loan if it is probable that not all the interest payments and repayments of principal can be made according to the agreement. The size of the valuation allowance corresponds to the difference between the book value of the loan after valuable security has been taken into consideration and the cash value of the expected future cash flow, discounted by the original effective interest rate.

In the case of loans to borrowers in countries involving an enhanced transfer risk (country risk), an assessment of the economic situation is made, based on the appropriate economic data. The findings are weighted by the respective internal country rating. Wherever necessary, country valuation allowances are formed.

We cover latent credit risks by means of global valuation allowances. Past loan losses serve as a yardstick for the scale on which such valuation allowances have to be formed.

Insofar as it relates to claims in the balance sheet, the aggregate amount of provision for possible loan losses is shown separately from Claims on banks and Claims on customers. However, provision for risks in off-balance-sheet business – guarantees, endorsement liabilities, lending commitments – is shown as a provision for lending risks.

Unrecoverable accounts are written down immediately. Amounts received on written-down claims appear in the income statement.

(12) Genuine repurchase agreements and securities-lending transactions

Repo transactions combine the spot purchase or sale of securities with their forward sale or repurchase, the counterparty being identical in either case. The securities sold under repurchase agreements (spot sale) still appear, and are measured, in the consolidated balance sheet as part of the securities portfolio. According to counterparty, the inflow of liquidity from the repo transaction is shown in the balance sheet as a liability to either banks or customers. The agreed interest payments are booked as interest paid, reflecting the various maturities.

The outflows of liquidity caused by reverse repos appear as claims on banks or customers and are measured accordingly. The securities bought under repurchase agreements and on which the financial transaction is based (spot purchase) are not carried in the balance sheet, nor are they measured. The agreed interest from reverse repos is counted as interest income, reflecting the various maturities. Claims arising from reverse repos are not netted against liabilities from repos involving the same counterparty.

We show securities-lending transactions in a similar manner to securities in genuine repurchase agreements. Lent securities remain in our securities portfolio and are measured according to the rules of IAS 39. Borrowed securities – insofar as they remain in our portfolio – do not appear in our balance sheet, nor are they measured. We show cash security furnished by us for securities-lending transactions as a claim and received security as a liability.

(13) Positive fair values from derivative hedging instruments

Derivative financial instruments used for hedging which qualify for hedge accounting and have a positive value appear under this item. The instruments are measured at fair value.

Listed instruments are measured at market prices; for non-listed products, internal price models (net present-value or option-price models) are used. The hedge accounting results for fair value hedges appear in the income statement under Net result on hedge accounting. By contrast, effective portions of the gains and losses on cash flow hedges are recognized under Measurement of cash flow hedges in Equity.

(14) Assets held for dealing purposes
Securities held for dealing purposes, promissory notes and precious metals appear in the balance sheet at their fair value on the balance-sheet date. Also shown at fair value are all derivative financial instruments which are not used as hedging instruments in hedge accounting and have a positive fair value. For listed products, market prices are used; non-listed products are measured on the basis of the net present-value method or other suitable measurement models (e.g. option-price models). All the realized gains and losses and also the non-realized changes appear as part of the Trading profit in the income statement. Under this item, interest and dividend income from trading portfolios are also shown, less the expenses required to finance them.

Spot transactions are recognized immediately they are concluded; they appear in the balance sheet at the time of performance.

(15) Investments and securities portfolio
Our investments and securities portfolio comprises all the bonds, notes and other fixed-income securities, shares and other variable-yield securities and all the investments and investments in associated companies, as well as holdings in non-consolidated subsidiaries which are not held for dealing purposes. In addition, in accordance with IAS 39, we include here all the claims on banks and customers not originated by the Bank, in particular promissory notes.

These portfolios are accounted for and measured at fair value, or according to the equity method in the case of investments in associated companies. If the fair value cannot be reliably calculated, the item is shown at cost; this primarily holds true for non-listed assets. Net changes are shown – after deferred taxes have been taken into consideration – under the Revaluation reserve in Equity. Realized gains and losses only affect the income statement when the holdings are sold. Premiums and discounts are recognized in interest income over the lifetime of the investment or security. If, however, an effective hedge with a derivative financial instrument exists for investments, securities or claims not originated by the Bank, that part of the change in fair value attributable to the hedged risk is shown under the Net result on hedge accounting in the income statement. In the case of permanent impairment, the recoverable amount is shown; the required write-down is charged to the income statement.

(16) Intangible assets
Apart from special software produced in-house and stock-exchange seats acquired by the Bank, we include above all acquired goodwill under Intangible assets. On each balance-sheet date, all goodwill is examined with a view to its future economic utility. If it appears that the expected utility will not materialize, an extraordinary depreciation is made. Otherwise, goodwill is amortized over the assumed useful economic life of 15 years, using the straight-line method. We depreciate software over a period of two to five years.

	Probable useful life in years
Goodwill	15
Software	2 – 5
Other	2 – 10

(17) Fixed assets
The land and buildings, and also office furniture and equipment, shown under this item are capitalized at cost, less regular depreciation. Extraordinary depreciation and write-offs are made in the case of permanently impaired value.

In determining the useful life, the likely physical wear and tear, technical obsolescence and also legal and contractual restrictions are taken into consideration. All fixed assets are depreciated or written off over the following periods, using the straight-line method:

	Probable useful life in years
Buildings	30 – 50
Office furniture and equipment	2 – 10
Purchased IT equipment	2 – 8

In line with the materiality principle, purchases of low-value fixed assets in the past financial year are recognized immediately as operating expenses. Profits realized on the disposal of fixed assets appear under Other operating income, losses are shown under Other operating expenses.

(18) Leasing
In accordance with IAS 17, a lease is classified as an operating lease if it does not substantially transfer to the lessee all the risks and rewards that are incident to ownership. By contrast, finance leases are considered to be those agreements which substantially transfer all the risks and rewards to the lessee.

– The Group as lessor –

Insofar as the leasing companies within the Commerzbank Group are involved in operating lease business, economic ownership of the object of the agreement remains with the Group company. Leased objects appear in the consolidated balance sheet under Fixed assets. Leased objects are shown at cost or production cost, less regular depreciation over their useful economic lives or extraordinary depreciation necessary on account of permanent impairment of value. Unless a different distribution suggests itself in individual cases, the proceeds from leasing transactions are recognized on a straight-line basis over the lifetime of the agreement and are shown under Net interest income.

If virtually all the risks and rewards relating to the leased property are transferred to the lessee (finance leases), the Commerzbank Group recognizes a claim on the lessee. The claim is shown at its net investment value at the inception of the agreement. Leasing payments received are divided into an interest portion which appears as interest income and a repayment portion. The income is recognized as interest income for the respective period.

– The Group as lessee –

The payments made under operating lease agreements are included under Operating expenses. The costs are computed like a rental payment on a regular basis corresponding to the useful life of the leased object. No contractual obligations existed in the 2003 financial year which require classification as finance leases.

(19) Liabilities to banks and customers and also Securitized liabilities

Financial liabilities are accounted for at amortized cost. The derivatives embedded in liabilities (embedded derivatives) have been separated from their host debt instrument, measured at fair value and shown under either Assets held for dealing purposes or Liabilities from dealing activities. As part of hedge accounting, hedged liabilities were adjusted for the book gain or loss attributable to the hedged risk.

(20) Negative fair values from derivative hedging instruments

Under this item, we show derivative hedging instruments with a negative fair value which do not serve dealing purposes. The financial instruments are measured at fair value, with market prices used as a basis for measuring listed instruments; internal price models (net present-value or option-price models) are applied in the case of non-listed products. The net results from hedge accounting for instruments classified as fair value hedges appear in the income statement. We show the effective portions of the gains or losses on cash flow hedges under Measurement of cash flow hedges in Equity.

(21) Liabilities from dealing activities

Derivative financial instruments which have a negative fair value, and delivery obligations from short sales of securities, are shown as Liabilities from dealing activities. Such liabilities are measured at their fair value.

(22) Provisions for pensions and similar commitments

Virtually all employees at the Parent Bank as well as staff at some subsidiaries in Germany are covered by at least two forms of company provision for old age.

In the first case, employees are given an indirect – contribution-based – commitment (defined-contribution plan), for which the Group, with employees also involved, pays a fixed amount for old-age provision to external providers, including Versicherungsverein des Bankgewerbes a.G. (BVV), Berlin, and to Versorgungskasse des Bankgewerbes e.V., Berlin.

The size of future pension benefits is determined here by the amounts paid in and – for the non-guaranteed portion of the benefits – by the accrued income on the assets. The classification of this provision as an indirect commitment means that the contributions to BVV and Versorgungskasse are recognized as current expenses, eliminating the need to form provisions.

In the second case, employees are given a direct commitment, under which the promised benefit is defined and depends upon such factors as age, salary and length of service (defined-benefit plan).

In order to meet promised pension benefits, we accumulate the assets required to meet the pension commitment for the most part internally and show the corresponding provision under Liabilities. A small part of these assets is invested in a trust to provide additional protection against insolvency. The trustee of these assets held in trust is Commerzbank Pension-Trust e.V. Allocation was made to this trust in November 2003.

The pension expenses for direct commitments, which have to appear in the income statement, consist of several components. First and foremost, the service cost has to be considered. In addition, there is the interest cost on the cash value of the commitment, as the time at which the

commitment must be met has moved one period closer. The net earnings achieved on the separated plan assets (assets held in trust) are deducted from expenses. If amortization amounts arise for actuarial gains and losses due to the 10% fluctuation-band rule, the expenses for the period rise or fall accordingly.

The size of the provisions formed is initially determined by the cash value of the commitment to be met. The part which is covered by the separate assets held in trust has to be netted with the commitment. On account of the fluctuation-band rule, the amount of provision to be formed each year is as follows:

Cash value of commitment for direct commitments
less separate pension assets
less/plus not recognized actuarial gains or losses
= size of provision for pensions

The pension commitment is calculated annually by an independent actuary, using the projected-unit-credit method. This calculation is based not only on biometric assumptions but above all on a current market interest rate for prime-quality long-dated bonds as well as the rates of increase for salaries and pensions to be expected in the future. We only recognize higher or lower commitments as a result of actuarial calculations if they lie outside a 10% fluctuation band of the actuarially estimated value. The assumptions on which the actuarial calculations have been based are:

	31.12.2003	31.12.2002
Calculatory interest rate	5.50%	5.75%
Change in salaries	2.50%	2.75%
Adjustment to pensions	1.25%	1.50%

The second pillar of the pension commitments has been terminated as of December 31, 2004. All the pension expectancies existing up to this date will be preserved. According to the report of our actuary, the termination had no impact on the evaluation of pension commitments as of December 31, 2003.

The commitments similar to those for pensions include commitments under early-retirement schemes and under part-time work schemes for older staff, which have been computed with the aid of actuarial rules.

(23) Other provisions

We form Other provisions on the scale deemed necessary for liabilities of uncertain amount towards third parties and for anticipated losses related to immatured contracts. We are not permitted by IAS rules to form provisions for expenses not related to an external commitment. In the 2003 financial year, we formed provisions of €209m for restructuring measures. The basis for the formation of this provision was a detailed overall plan, coordinated with the boards and bodies of the companies affected, providing information on concrete individual measures – above all, staff reductions.

(24) Taxes on income

Current tax assets and liabilities were calculated by applying the valid tax rates at which a refund from, or a payment to, the relevant fiscal authorities is expected.

Deferred tax assets and liabilities derive from differences between the value of an asset or liability as shown in the balance sheet and its assigned value in tax terms. In the future, these will probably either increase or reduce taxes on income (temporary differences). They were measured at the specific income-tax rates which apply in the country where the company in question has its seat and which can be expected to apply for the period in which they are realized. Deferred taxes on as yet unused losses carried forward are shown in the balance sheet if taxable profits are likely to occur at the same unit. Tax assets and liabilities are not netted against one another; no discounting is practised. Deferred tax assets and liabilities are formed and carried such that – depending on the treatment of the underlying item – they are recognized either under Taxes on income in the income statement or they are set off against the relevant equity items with no effect on the income statement.

Income-tax expenses or income which are attributable to the Profit from ordinary activities after restructuring expenses and to Expenses arising from special factors are shown under Taxes on income in the consolidated income statement and divided in the notes into current and deferred taxes in the financial year. Other taxes which are independent of income are subsumed under Other operating result. Current and deferred tax assets and tax liabilities appear as separate asset or liability items in the balance sheet. No taxes on income arose in the past financial year in connection with extraordinary business developments.

(25) Subordinated capital
Under Subordinated capital, we carry issues of profit-sharing certificates as well as securitized and non-securitized subordinated liabilities. After their initial recognition at cost, they are shown at amortized cost. Premiums and discounts are recognized under Net interest income over the entire lifetime.

(26) Trust business
Trust business involving the management or placing of assets for the account of others is not shown in the balance sheet. Commissions received from such business are included under Net commission income in the income statement.

(27) Treasury shares
Treasury shares held by the Parent Bank in its portfolio on the balance-sheet date are deducted directly from Equity. Gains and losses resulting from the Bank's own shares are set off against one another, with no effect on net profit.

(28) Staff remuneration plans
For its executives and selected other members of staff, the Group has approved five "long-term performance plans" (LTP). These plans permit a remuneration in cash geared to the performance of the share price or a stock index; under the currently valid classification, they are considered to be "virtual" stock option plans. The programmes entail a payment commitment if the Commerzbank share outperforms the Dow Jones Euro Stoxx® Bank index (LTP 1999, 2000, 2001, 2002 and 2003) and/or the absolute performance of the Commerzbank share is at least 25% (LTP 2000, 2001, 2002 and 2003).

LTP 1999 will run for three years, which, depending on the target being attained (outperformance), may be extended to a maximum of five years. Payment will be linked to a rise in the performance of the Commerzbank share against the Dow Jones Euro Stoxx® Bank index within a range of 1 to 10 percentage points. Depending on the employee's function group and assessed performance at the time when the plan was introduced and also on the percentage of outperformance, the employee can receive between €10,000 and €150,000. Should the target not be attained after three or four years, which was the case at the end of the first quarter of both 2002 and 2003, a fresh and final evaluation will be made after five years in 2004. If no minimal level of outperformance has been attained by that time, the claim to payment under LTP 1999 will expire.

LTP 2000, 2001, 2002 and 2003 require eligible participants in the plan to purchase Commerzbank shares. The scale of such participation for staff who are not members of the Board of Managing Directors depends on their function group (possible participation: between 100 and 1,200 shares). Payments under these plans will be determined by two criteria:

For 50% of the shares:

- the Commerzbank share outperforms the Dow Jones Euro Stoxx® Bank index (payment guaranteed by outperformance of at least 1 percentage point to a maximum of 10 percentage points).

For 50% of the shares:

- an absolute rise in the price of the Commerzbank share (payment guaranteed by a rise of at least 25 percentage points to a maximum of 52 percentage points).

Given maximal achievement of the two criteria, eligible participants will receive €100 per share of their own participation, whereby Commerzbank shares will be delivered to the participant's custody account for 50% of this gross amount.

Payment and the delivery of shares is dependent upon the Parent Bank paying a dividend for the financial year.

The first comparison of the base prices of the first quarter of 2000 (LTP 2000), the first quarter of 2001 (LTP 2001), the first quarter of 2002 (LTP 2002) or the first quarter of 2003 (LTP 2003) with the data for the comparable period will be made after three years in either case. Should none of the exercising criteria have been met after this time has elapsed, comparison will be made with the base data at annual intervals. The first comparison for LTP 2000 with the prices for the first quarter of 2003 revealed that the exercise criteria had not been fulfilled. If none of the performance targets have been achieved after five years, the plan will be terminated.

For the commitments arising from the LTPs described, we calculate annually, in accordance with the relevant GASB standard model, the pro-rata overall value of the LTP; wherever necessary, we form a provision and charge it to Operating expenses. Given the high base prices for LTPs 1999 to 2002, there was no need to form a provision for the 2003 financial year. For LTP 2003, where utilization on the basis of the share price level on 31.12.2003 seems likely, the necessary provisions of €6.3m have been formed.

Within the Jupiter International Group plc (JIG), three staff remuneration/stock-option plans existed as of December 31, 2003. Under the terms of the so-called B shares or Profit Shares Plan, eligible members of staff receive a contractually assured payment, linked to possession of virtual shares and to the Jupiter Group's respective net profit at the end of the years 2002 to 2004. Each payment will be made in three annual instalments, the size of the payment being geared to the 2000 profit. Insofar as the net profit in subsequent years falls below this base value, payments will also be reduced. In 2003, no new B shares were issued, as this plan is being terminated. The necessary allocations to reserves have been made to the required extent and charged to operating expenses.

The so-called C shares or Growth Shares Plan gives those eligible – a group of senior staff – the right to subscribe to shares of Commerz Asset Management (UK) plc, which are also subject to an obligation to purchase on the part of the Parent Bank. The value of these shares is oriented to the typified change in value of the JIG Group. Those eligible do not receive a guaranteed payment, as the reference figure may alter either positively or negatively. Employees have the right to tender delivery of shares annually, within certain limits, but they also have the possibility of disposing of their entire portfolio after four years. In addition, certain rights exist in connection with a change-of-control clause. The reference base for this plan was adjusted in 2003, with the adjusted profit for 2000 being replaced by that for 2002. As of December 31, 2003, no provision was required on account of the development of Jupiter International Group's value.

At the same time, an ongoing "options programme" was launched in 2003 in favour of the employees of JIG, which entails a cash compensation based on the performance of JIG and can be considered to be a virtual stock option plan. Internally, this plan is known as the "D options plan" and entitles all those to participate who had joined Jupiter by December 31, 2003, and were already entitled under the C Shares Plan. Under this plan, a payment falls due if the adjusted profit in the year prior to the exercising of the option is higher than the level of the basis year. For the options granted in 2003, the 2003 adjusted profit was established as the reference figure. A third of the options may be exercised three years after they are granted and a further third after four years, while all options must be exercised five years after they are granted, otherwise they expire. As of December 31, 2003, no payments seemed likely under this plan. As a result, no provisions have to be formed.

In addition, it is possible at other subsidiaries, including in Asset Management, for selected employees to participate through private equity models in the performance of the respective company. Payment in such cases depends on the extent to which fixed performance targets are attained. These models include direct investment in shares of the respective company. Frequently, these are offered at reduced prices and in combination with call or put options. In addition, warrants and share subscription rights are issued. Premiums are also granted which may similarly be used to subscribe to shares. The observance of blocking periods and agreements for later repurchase determine whether additional income is received. For such models, we calculate the need for provisions annually, using suitable methods, and show this under Operating expenses.

Expenses arising from special factors

In connection with an impairment test, we subjected our equity investments portfolio to a revaluation. This impairment test yielded an amount of €2,325m to be written down. For the impairment test, we drew upon all the available information (market prices, annual or interim financial accounts, ratings, analysts' opinions). Even though in accordance with the principles which we apply, a – possibly – protracted weak market price does not necessarily lead to an impairment, we decided to take this step because our expectations as regards a recovery in value had not been realized. The valuations were reduced in accordance with the Commerzbank Group's applied measurement principles to the value that could be realized in the market at that point in time and were taken through the income statement.

We have written down listed available-for-sale investments, investments in associated companies and also goodwill. In addition, the expenses for cancelling the related funding of the written-down financial investments and industrial participations were assigned to Expenses arising from special factors.

The increase in value of the relevant listed investments between the write-down date and December 31 2003, appears under the asset item Investments and securities portfolio. By contrast, these increases in equity were shown under the Revaluation reserve.

Major differences in accounting, measurement and consolidation methods: IAS/IFRS compared with HGB

The objective of financial statements based on IAS/IFRS is to provide information on the group's asset and financial position and its earnings performance and also changes in these over time. By contrast, financial statements based on HGB are primarily geared to investor protection and are also influenced by tax-law provisions due to their authoritative character for the balance sheet prepared for tax purposes. Given these different objectives, the following major differences in accounting and measurement methods arise between IAS/IFRS and HGB:

Provision for possible loan losses
Provision for possible loan losses is shown as a charge on the assets side. Hidden reserves pursuant to Art. 340f, HGB may not be formed in IAS/IFRS financial statements.

Trading portfolios and derivative financial instruments
In accordance with IAS 39, financial assets held for dealing purposes (Assets held for dealing purposes) and certain financial liabilities (Liabilities from dealing activities) as well as derivative financial instruments not held for trading purposes (hedging derivatives) always have to be measured at fair value. Depending on how these financial instruments are classified, all gains and losses are either shown in the income statement or under Equity with no effect on net profit, regardless of whether they are realized or not. Under HGB rules, however, unrealized gains may not be recognized.

Investments and securities portfolio
Investments and securities as well as available-for-sale claims not originated by the Bank are measured at fair value in accordance with IAS 39 or, insofar as this cannot be reliably ascertained, they are shown at cost. The result of measurement has no effect on income and is shown in the Revaluation reserve. Under German accounting principles, investments are part of fixed assets and have to be shown at cost. If their value is likely to be permanently impaired, they have to be written down at their lower value.

In terms of their character, securities in the available-for-sale portfolio are held as part of the liquidity reserve according to HGB and have thus to be classified as current assets. Under HGB rules, the strict lower-of-cost-or-market principle applies in the measurement of such securities portfolios. In accordance with German accounting rules, claims not originated by the Bank have to be recognized at amortized cost, less write-downs.

Hedge accounting
Pursuant to IAS 39, hedges may be created between a hedged item and a derivative financial instrument for hedge accounting purposes. Hedged items may be financial assets (e.g. claims or securities) and financial commitments (e.g. liabilities or bonds issued). Both for fair value hedges and for cash flow hedges, detailed rules exist which call for the fair value of a derivative hedging instrument to be shown in gross form. Under German accounting principles, however, hedging transactions are taken account of by means of the lower-of-cost-or-market principle, applied in measuring the hedged items.

Intangible assets developed in-house and goodwill
Whereas intangible assets developed in-house may not be recognized under HGB rules, IAS/IFRS requires this, if certain conditions are fulfilled. Goodwill, resulting from full consolidation, which in accordance with HGB provisions may be set off directly against retained earnings in the consolidated financial statements, has to be recognized as an asset and amortized under IAS rules.

Pension commitments
In accordance with IAS, pension commitments are calculated using the projected-unit-credit method. The calculation takes account of future commitments, reflecting future increases in pay and pensions and also inflation. The discount factor under IAS/IFRS rules is related to the long-term interest rate. By contrast, HGB accounting is regularly geared to the respective valid income-tax regulations, in particular the normal entry-age method.

Other provisions
In accordance with IAS/IFRS, provisions may only be formed if they relate to an external commitment. Provisions for expenses, possible under HGB, for the purpose of recognizing future outlays as expenses in the past financial year are not permitted. IAS/IFRS rules require more concrete details than HGB as regards the formation of provisions for restructuring, covering among other things the development, adoption and announcement of a detailed plan.

Deferred tax assets and liabilities
Under IAS/IFRS rules, deferred tax assets and liabilities are calculated with reference to the balance sheet. Advantages deriving from tax loss carry-forwards have to be capitalized if it can be assumed that they will be used at a later date. The income-tax rates employed to measure the differences between the values assigned in the balance sheet and those for tax purposes are future-oriented. No netting occurs. By contrast, the HGB approach to recognizing deferred tax assets and liabilities is geared to the income statement and currently valid income-tax rates are applied. The differences in approach tend to make deferred taxes more significant under IAS/IFRS rules.

Equity
In IAS financial statements, minority interests appear as a separate balance-sheet item. In accordance with Art. 307, HGB, interests held by other shareholders have to be shown separately within equity. With the rules of IAS 39 applied, changes attributable to the investments and securities portfolio and also effective portions of the gains and losses on cash flow hedges have to be shown in equity with no effect on net income. This type of income-neutral accounting is not found in German accounting rules. Under IAS/IFRS rules, treasury shares held on the balance-sheet date are deducted from equity; the gains and losses attributable to treasury shares are set off against reserves with no effect on income. Pursuant to HGB rules, a reserve for treasury shares has to be formed equivalent in amount to the treasury shares shown on the assets side of the balance sheet, while measurement and trading results are reflected in the income statement.

Trust business
Trust business, which appears in the balance sheet in HGB accounting, does not appear there under IAS/IFRS rules.

Tax valuation
In line with the so-called reverse authority principle, valuation principles are applied under HGB rules that comply with tax-law provisions. Financial statements prepared under IAS/IFRS rules may not contain special depreciation and valuation principles that are permissible under tax regulations insofar as they deviate from valuations required by IAS/IFRS rules. As from the 2003 financial year, this ban also applies to consolidated financial statements prepared pursuant to HGB, due to the legal changes produced by the German legislation on transparency and publications.

Notes to the income statement

(29) Net interest income

	2003 €m	2002 €m	Change in %
Interest income from lending and money-market transactions and also from available-for-sale securities portfolio	11,396	17,681	–35.5
Dividends from securities	104	84	23.8
Current result from investments and subsidiaries	91	120	–24.2
Current result from investments in associated companies	85	58	46.6
Current income from leasing	91	89	2.2
Interest income	*11,767*	*18,032*	*–34.7*
Interest paid on subordinated capital	550	623	–11.7
Interest paid on securitized liabilities	3,262	5,318	–38.7
Interest paid on other liabilities	5,117	8,934	–42.7
Current expenses from leasing	62	24	•
Interest expenses	*8,991*	*14,899*	*–39.7*
Total	**2,776**	**3,133**	**–11.4**

Interest margins:
The average interest margin, based on the average risk-weighted assets in balance-sheet business according to BIS, was 2.39% (previous year: 2.16%).

(30) Provision for possible loan losses

Provision for possible loan losses appears as follows in the consolidated income statement:

	2003 €m	2002 €m	Change in %
Allocation to provisions	–1,562	–1,974	–20.9
Reversals of provisions	597	690	–13.5
Direct write-downs	–145	–99	46.5
Income received on written-down claims	26	62	–58.1
Total	**–1,084**	**–1,321**	**–17.9**

(31) Net commission income

	2003 €m	2002 €m	Change in %
Securities transactions	802	823	–2.6
Asset management	509	511	–0.4
Payment transactions and foreign commercial business	388	346	12.1
Guarantees	134	140	–4.3
Income from syndicated business	94	80	17.5
Other net commission income	209	220	–5.0
Total	**2,136**	**2,120**	**0.8**

(32) Net result on hedge accounting

	2003 €m	2002 €m	Change in %
Net result on derivatives used as hedging instruments	–358	–281	27.4
Net result on hedged items	398	225	76.9
Total	**40**	**–56**	**.**

This item reflects the gains and losses attributable to effective hedges in connection with hedge accounting. The result deriving from hedging instruments and the related hedged items represents only the effects on measurement arising from fair value hedges.

(33) Trading profit

Trading profit has been split into two components:

- Net result on proprietary trading in securities, promissory notes, precious metals and derivative instruments.
- Net result on the measurement of derivative financial instruments which do not form part of the trading book and do not qualify for hedge accounting.

All the financial instruments held for dealing purposes are measured at their fair value. We use market prices to measure listed products, while internal price models (above all, net present-value and option-price models) are used in determining the current value of non-listed trading transactions. Apart from the realized and unrealized gains and losses attributable to trading activities, the Trading profit also includes the interest and dividend income related to such transactions and also their funding costs.

	2003 €m	2002 €m	Change in %
Net result on proprietary trading	841	565	48.8
Net result on the measurement of derivative financial instruments	–104	–21	.
Total	**737**	**544**	**35.5**

(34) Net result on investments and securities portfolio (available for sale)

Under the Net result on investments and securities portfolio, we show the disposal proceeds and the gains and losses on available-for-sale securities, claims not originated by the Bank, investments, investments in associated companies and holdings in subsidiaries which have not been consolidated.

	2003 €m	2002 €m	Change in %
Result on available-for-sale securities and claims not originated by the Bank	174	−127	•
Result on disposals and measurement of investments, investments in associated companies and holdings in subsidiaries	117	116	0.9
Total	**291**	**−11**	•

From the year-earlier Result on disposals and measurement of investments in associated companies, an amount of €77m was transferred to Expenses arising from special factors.

(35) Operating expenses

The Group's Operating expenses consist of personnel and other expenses, and depreciation on office furniture and equipment, real property, and also on other intangible assets. In a year-on-year comparison, we achieved a reduction of 12.5% from €5,155m to €4,511m, which is due above all to the measures adopted under the second cost-cutting offensive project. The expenses break down as follows:

Personnel expenses:

	2003 €m	2002 €m	Change in %
Wages and salaries	1,925	2,113	−8.9
Compulsory social-security contributions	294	307	−4.2
Expenses for pensions and other employee benefits	223	259	−13.9
of which:			
contributions to BVV and Versorgungskasse des Bankgewerbes	53	53	0.0
company pension scheme	170	206	−17.5
Total	**2,442**	**2,679**	**−8.8**

Other expenses:

	2003 €m	2002 €m	Change in %
Expenses for office space	482	604	–20.2
IT costs	467	527	–11.4
Compulsory contributions, other administrative and company-law expenses	229	277	–17.3
Advertising, PR and promotional costs, consulting	91	111	–18.0
Workplace costs	185	247	–25.1
Sundry expenses	140	143	–2.1
Total	**1,594**	**1,909**	**–16.5**

Depreciation of office furniture and equipment, real property and other intangible assets:

	2003 €m	2002 €m	Change in %
Office furniture and equipment	426	511	–16.6
Real property	19	27	–29.6
Other intangible assets	30	29	3.4
Total	**475**	**567**	**–16.2**

(36) Other operating result

The Other operating result primarily comprises allocations to and reversals of provisions, as well as interim expenses and income attributable to hire-purchase agreements. Expenses and income arising from building and architects' fees occur in connection with the construction management of our sub-group CommerzLeasing und Immobilien AG. Other taxes are also included in this item. Last year, we also showed the proceeds from the disposal of the RHEINHYP Group under this item.

	2003 €m	2002 €m	Change in %
Major Other operating expenses	**224**	**188**	**19.1**
Expenses arising from building and architects' services	45	63	–28.6
Allocations to provisions	111	63	76.2
Hire-purchase expenses and interim costs	68	62	9.7
Major Other operating income	**214**	**985**	**–78.3**
Income from the disposal of RHEINHYP Group	–	721	•
Reversals of provisions	73	78	–6.4
Hire-purchase proceeds and interim income	70	70	0.0
Income from building and architects' services	53	69	–23.2
Income from disposal of fixed assets	18	47	–61.7
Balance of sundry Other operating expenses/income	**184**	**141**	**30.5**
Other operating result	**174**	**938**	**–81.4**

From the year-earlier figure for major Other operating expenses, an amount of €170m was transferred to Expenses arising from special factors.

(37) Regular amortization of goodwill

The regular amortization of goodwill amounted to €110m (previous year: €108m). This also includes the amortization of goodwill in companies included at equity.

(38) Expenses arising from special factors

	2003 € m	2002 € m	Change in %
Value adjustments to the financial assets and participations portfolio, including the costs of cancelling related funding	2,325	247	•
Total	**2,325**	**247**	•

We made the value adjustments to our portfolio of financial assets and participations. For the impairment test, we have drawn upon all the available information (market prices, annual and interim financial accounts, ratings, analysts' opinions, etc.). On principle, a – possibly protracted – weak market price in itself does not lead to an impairment in accordance with the principles we apply. All the same, our expectations as regards a recovery in value have not been realized. We therefore now assume an impairment of value. Against this background, we saw ourselves obliged to make valuation adjustments on the scale of €2.3bn to major parts of our portfolio of financial assets and industrial shareholdings in 2003.

The year-earlier figure was transferred from the items *Net result on investments and securities portfolio* (available-for-sale portfolio and Other operating result.

(39) Restructuring expenses

	2003 € m	2002 € m	Change in %
Expenses for restructuring measures introduced	104	209	–50.2
Total	**104**	**209**	**–50.2**

In March 2003, we decided to launch the second cost-cutting offensive. As part of this project, procedures are to be streamlined and made more efficient by means of a series of concrete individual measures at both head office and various subsidiaries. In addition, it was resolved to discontinue various uneconomical activities. The expenses incurred through these measures to reduce personnel and related other expenses come to €104m.

(40) Taxes on income

Income-tax expenses break down as follows:

	2003 €m	2002 €m	Change in %
Current taxes on income	197	356	–44.7
Deferred taxes	52	–459	•
Total	**249**	**–103**	•

Deferred taxes on the assets side include tax expenses of €26m (previous year: €26m) from the writing-back of capitalized advantages deriving from loss carry-forwards, which were used in the past financial year.

The following transitional presentation shows the connection between the Profit from ordinary activities and Taxes on income in the past financial year:

	2003 €m	2002 €m
Net pre-tax profit according to IAS	**–1,980**	**–372**
Group's income-tax rate	39.9	39.9
Calculated income-tax paid in financial year	**–790**	**–148**
Effects due to differing tax rates affecting income during periods in question	–28	40
Effects of taxes from previous years recognized in past financial year	49	92
Effects of non-deductible operating expenses and tax-exempt income	741	–1,021
Regular amortization of goodwill	43	43
Deferred tax assets not reported	158	821
Other effects	76	70
Taxes on income	**249**	**–103**

The Group income-tax rate selected as a basis for the transitional presentation is made up of the corporate income-tax rate of 25% to be applied in Germany in future, plus the solidarity surcharge of 5.5%, and an average rate of 18.4% for trade earnings tax. With the deductibility of trade earnings tax taken into consideration, the German income-tax rate is roughly 39.9%.

Income-tax effects reflect discrepancies between effective tax rates caused by differences between the German income-tax rate and those of the various countries where Group companies are based, which as in the previous year range between 0% and 46%, and are also due to differences in the municipal factors affecting trade tax in Germany.

(41) Basic earnings per share

Loss/profit per share	**31.12.2003**	**31.12.2002**	Change in %
Operating profit (€ m)	559	192	•
Net loss (€ m)	–2,320	–298	•
Average number of ordinary shares issued (units)	544,202,112	533,637,824	2.0
Operating profit per share (€)	1.03	0.36	•
Loss per share (€)	–4.26	–0.56	•

The loss per share, calculated in accordance with IAS 33, is based on net loss without the loss/profit attributable to minority interests.

In the past financial year and on December 31, 2003, no conversion or option rights were outstanding. The diluted loss per share, therefore, corresponds to the loss per share.

(42) Cost/income ratio

	2003	*2002*	Change in %
Cost/income ratio before regular amortization of goodwill, expenses arising from special factors and restructuring expenses	73.3	77.3	–5.2

(43) Segment reporting

The results of the operative business lines forming the Commerzbank Group are reflected in segment reporting. The basis is provided by our internal management information memoranda, which are prepared monthly in line with IAS rules.

Segmentation into business lines is based on the Group's internal organization structure, which since January 1, 2001, has consisted of two divisions: Retail Banking and Asset Management, on the one hand, and Corporate and Investment Banking, on the other.

The Retail Banking and Asset Management division is made up of the Retail Banking, Private Banking and Asset Management departments.

The Corporate and Investment Banking division comprises our corporate activities and business involving institutions, as well as investment-banking operations.

We show the mortgage banks as a separate business line. We also present Group Treasury separately.

Survey of the structure of the operative divisions valid in the past financial year:

Retail Banking and Asset Management division	Retail Banking department
	Private Banking department
	Asset Management department
Corporate and Investment Banking division	Corporate Banking department [1]
	Multinational Corporates department [1]
	Financial Institutions department [1]
	Real Estate department [1]
	Securities department
Mortgage banks	

[1] Grouped together in segment reporting under Corporate customers and institutions

Our segment reporting breaks down into the following seven segments:

- Retail banking, which also includes private banking and direct banking through our subsidiary comdirect bank Aktiengesellschaft.
- Asset management, above all consisting of COMINVEST Asset Management GmbH, ADIG-Investment Luxemburg S.A., Jupiter International Group plc and Montgomery Asset Management, LLC.
- Corporate customers and institutions, with the Corporate Banking, Multinational Corporates, and Financial Institutions departments, as well as real-estate business and the commercial corporate activities of our domestic and foreign units.
- Securities, with all the equity and bond-trading activities, trading in derivative instruments, interest-rate and currency management, and also M&A business.
- Group Treasury, which is responsible for domestic liquidity management and also for managing the Bank's capital structure.
- Mortgage banks, consisting of Eurohypo Aktiengesellschaft, Hypothekenbank in Essen AG and also Erste Europäische Pfandbrief- und Kommunalkreditbank in Luxemburg. Eurohypo Aktiengesellschaft is consolidated at equity.
- The "others and consolidation" segment, where the profit contributions appear for which the individual banking departments are not responsible. These also include those expenses and income items that are necessary in order to reconcile the control variables of internal accounting, shown in the segment reporting of the operative departments, with the corresponding external accounting data.

The result generated by the segments is measured in terms of the operating profit and the pre-tax profit, as well as the figures for the return on equity and the cost/income ratio. Through the presentation of pre-tax profits, minority interests are included in both the result and the average equity tied up. All the income for which a segment is responsible is thus reflected in the pre-tax profit.

The operative return on equity or the return on equity of the pre-tax profit, as one of the Commerzbank Group's control variables, is calculated from the relationship between the operating profit or the pre-tax profit and the average amount of equity that is tied up; it shows the return on the equity that is invested in a given business line.

The cost/income ratio is another central control variable, reflecting the cost efficiency of the various segments. The cost/income ratio in operating business represents the quotient formed by operating expenses and income before provisioning.

Income and expenses are shown such that they reflect the originating unit and appear at market prices, with the market interest rate applied in the case of interest-rate instruments. The net interest income of the respective segment also includes return on equity and investment yield as imputed variables. Segments with equity or which have been endowed with capital are charged interest on their capital in order to ensure comparability with units which do not have equity. The investment yield achieved by the Group on its equity is assigned to various units such that it reflects the average amount of equity that is tied up. The interest rate that is applied corresponds to that of a risk-free investment in the long-term capital market. Equity is calculated in accordance with Principle I of German banking supervision on the basis of the established average amount of risk-weighted assets and the capital charges for market risk (risk-weighted asset equivalents).

Direct and indirect expenditure represent the operating expenses which are shown in the operating profit. They consist of personnel costs, other expenses and depreciation of fixed assets and other intangible assets, excluding goodwill. Regular amortization of goodwill, expenses arising from special factors and restructuring expenses appear below the operating profit in the pre-tax profit. Operating expenses are assigned to the individual segments on the basis of the causation principle. The indirect expenses arising in connection with internal services are charged to the beneficiary or credited to the segment performing the service.

The balance on expenses arising from special factors in the Others and consolidation segment relates to expenses arising from the revaluation of our equity participations.

Breakdown, by segment

2003 financial year € m	Retail banking	Asset management	Corporate customers and institutions	Securities	Group Treasury	Mortgage banking	Others and consolidation	Total
Net interest income	1,075	–17	1,596	62	238	273	–451	2,776
Provision for possible loan losses	–159	–	–885	–	–	–40	–	–1,084
Net interest income after provisioning	916	–17	711	62	238	233	–451	1,692
Net commission income	911	436	726	96	–1	–12	–20	2,136
Net result on hedge accounting	–	1	–	–	–1	40	–	40
Trading profit	4	12	30	783	8	–127	27	737
Net result on investments and securities portfolio	5	12	55	10	32	142	35	291
Other operating result	13	–9	64	–16	–	–2	124	174
Income	*1,849*	*435*	*1,586*	*935*	*276*	*274*	*–285*	*5,070*
Operating expenses	1,591	345	1,231	932	56	32	324	4,511
Operating profit	**258**	**90**	**355**	**3**	**220**	**242**	**–609**	**559**
Regular amortization of goodwill	–	77	9	1	–	18	5	110
Expenses arising from special factors	–	–	–	–	–	–	2,325	2,325
Restructuring expenses	–	8	25	34	–	–	37	104
Pre-tax profit	**258**	**5**	**321**	**–32**	**220**	**224**	**–2,976**	**–1,980**
Average equity tied up	**1,804**	**639**	**5,154**	**995**	**108**	**888**	**1,769**	**11,357**
Operative return on equity (%)	**14.3**	**14.1**	**6.9**	**0.3**	**203.7**	**27.3**	**.**	**4.9**
Cost/income ratio in operating business (%)	**79.2**	**79.3**	**49.8**	**99.7**	**20.3**	**10.2**	**.**	**73.3**
Return on equity of pre-tax profit (%)	**14.3**	**0.8**	**6.2**	**–3.2**	**203.7**	**25.2**	**.**	**–17.4**
Staff (average no.)	10,726	1,598	9,335	1,374	42	156	9,667	32,898

Breakdown, by segment

2002 financial year € m	Retail banking	Asset management	Corporate customers and institutions	Securities	Group Treasury	Mortgage banking	Others and consolidation	Total
Net interest income	1,156	–19	2,011	95	214	444	–768	3,133
Provision for possible loan losses	–150	–	–1,068	–	–	–103	–	–1,321
Net interest income after provisioning	1,006	–19	943	95	214	341	–768	1,812
Net commission income	809	508	606	229	–	–32	–	2,120
Net result on hedge accounting	–	–	–3	–	26	–79	–	–56
Trading profit	–	–6	120	500	–25	12	–57	544
Net result on investments and securities portfolio	1	–6	–15	–7	24	128	–136	–11
Other operating result	24	17	93	4	–	22	778	938
Income	*1,840*	*494*	*1,744*	*821*	*239*	*392*	*–183*	*5,347*
Operating expenses	1,787	481	1,291	1,117	70	111	298	5,155
Operating profit	**53**	**13**	**453**	**–296**	**169**	**281**	**–481**	**192**
Regular amortization of goodwill	–	86	5	–	–	12	5	108
Expenses arising from special factors	–	247	–	–	–	–	–	247
Restructuring expenses	97	10	8	52	–	–	42	209
Pre-tax profit	**–44**	**–330**	**440**	**–348**	**169**	**269**	**–528**	**–372**
Average equity tied up	**1,644**	**799**	**5,339**	**1,302**	**168**	**1,931**	**688**	**11,871**
Operative return on equity (%)	**3.2**	**1.6**	**8.5**	**–22.7**	**100.6**	**14.6**	**·**	**1.6**
Cost/income ratio in operating business (%)	**89.8**	**97.4**	**45.9**	**136.1**	**29.3**	**22.4**	**·**	**77.3**
Return on equity of pre-tax profit (%)	**–2.7**	**–41.3**	**8.2**	**–26.7**	**100.6**	**13.9**	**·**	**–3.1**
Staff (average no.)	12,159	2,252	9,614	1,510	83	657	10,175	36,450

Quarterly results, by segment

1st quarter 2003 €m	Retail banking	Asset management	Corporate customers and institutions	Securities	Group Treasury	Mortgage banking	Others and consolidation	**Total**
Net interest income	267	–3	426	17	109	33	–144	705
Provision for possible loan losses	–44	–	–205	–	–	–3	–	–252
Net interest income after provisioning	223	–3	221	17	109	30	–144	453
Net commission income	240	91	172	36	0	–4	–15	520
Net result on hedge accounting	–	2	–	–	3	5	–	10
Trading profit	1	3	6	232	–17	7	–1	231
Net result on investments and securities portfolio	1	9	41	1	35	25	–7	105
Other operating result	–2	2	29	1	–	–	2	32
Income	*463*	*104*	*469*	*287*	*130*	*63*	*–165*	*1,351*
Operating expenses	430	89	317	242	13	7	81	1,179
Operating profit	**33**	**15**	**152**	**45**	**117**	**56**	**–246**	**172**
Regular amortization of goodwill	–	21	2	–	–	6	1	30
Expenses arising from special factors	–	–	–	–	–	–	–	–
Restructuring expenses	–	8	25	34	–	–	37	104
Pre-tax profit	**33**	**–14**	**125**	**11**	**117**	**50**	**–284**	**38**

2nd quarter 2003 €m	Retail banking	Asset management	Corporate customers and institutions	Securities	Group Treasury	Mortgage banking	Others and consolidation	Total
Net interest income	265	–2	395	17	61	95	–85	746
Provision for possible loan losses	–44	–	–256	–	–	–3	–	–303
Net interest income after provisioning	221	–2	139	17	61	92	–85	443
Net commission income	227	93	181	18	–	–3	–	516
Net result on hedge accounting	–	–1	1	–	–1	16	–	15
Trading profit	1	4	47	226	–12	-25	37	278
Net result on investments and securities portfolio	2	3	24	–	3	9	13	54
Other operating result	26	3	5	–7	–	–1	3	29
Income	*477*	*100*	*397*	*254*	*51*	*88*	*–32*	*1,335*
Operating expenses	393	84	288	237	22	8	109	1,141
Operating profit	**84**	**16**	**109**	**17**	**29**	**80**	**–141**	**194**
Regular amortization of goodwill	–	21	2	–	–	5	2	30
Expenses arising from special factors	–	–	–	–	–	–	–	–
Restructuring expenses	–	–	–	–	–	–	–	–
Pre-tax profit	**84**	**–5**	**107**	**17**	**29**	**75**	**–143**	**164**

3rd quarter 2003 € m	Retail banking	Asset manage-ment	Corporate customers and insti-tutions	Securities	Group Treasury	Mortgage banking	Others and consoli-dation	**Total**
Net interest income	278	–10	386	13	55	67	–127	662
Provision for possible loan losses	–44	–	–219	–	–	–10	–	–273
Net interest income after provisioning	234	-10	167	13	55	57	–127	389
Net commission income	225	107	167	20	-1	–2	–7	509
Net result on hedge accounting	–	–	–1	–	–1	14	–	12
Trading profit	2	3	–20	124	30	–35	3	107
Net result on investments and securities portfolio	–	5	–23	4	–2	30	50	64
Other operating result	–11	2	18	1	–	–	88	98
Income	*450*	*107*	*308*	*162*	*81*	*64*	*7*	*1,179*
Operating expenses	379	65	311	218	13	9	83	1,078
Operating profit	**71**	**42**	**–3**	**–56**	**68**	**55**	**–76**	**101**
Regular amortization of goodwill	–	21	2	–	–	5	1	29
Expenses arising from special factors	–	–	–	–	–	–	2,325	2,325
Restructuring expenses	–	–	–	–	–	–	–	–
Pre-tax profit	**71**	**21**	**–5**	**–56**	**68**	**50**	**–2,402**	**–2,253**

4th quarter 2003 € m	Retail banking	Asset management	Corporate customers and institutions	Securities	Group Treasury	Mortgage banking	Others and consolidation	Total
Net interest income	265	–2	389	15	13	78	–95	663
Provision for possible loan losses	–27	–	–205	–	–	–24	–	–256
Net interest income after provisioning	238	–2	184	15	13	54	–95	407
Net commission income	219	145	206	22	–	–3	2	591
Net result on hedge accounting	–	–	–	–	-2	5	–	3
Trading profit	–	2	–3	201	7	–74	–12	121
Net result on investments and securities portfolio	2	–5	13	5	–4	78	–21	68
Other operating result	–	–16	12	–11	–	–1	31	15
Income	*459*	*124*	*412*	*232*	*14*	*59*	*–95*	*1,205*
Operating expenses	389	107	315	235	8	8	51	1,113
Operating profit	**70**	**17**	**97**	**–3**	**6**	**51**	**–146**	**92**
Regular amortization of goodwill	–	14	3	1	–	2	1	21
Expenses arising from special factors	–	–	–	–	–	–	–	–
Restructuring expenses	–	–	–	–	–	–	–	–
Pre-tax profit	**70**	**3**	**94**	**–4**	**6**	**49**	**–147**	**71**

Results, by geographical market

Assignment to the respective segments on the basis of the seat of the branch or consolidated company produces the following breakdown:

2003 financial year € m	Europe including Germany	America	Asia	Other countries	**Total**
Net interest income	2,470	244	52	10	2,776
Provision for possible loan losses	–986	–94	–4	–	–1,084
Net interest income after provisioning	1,484	150	48	10	1,692
Net commission income	1,920	135	78	3	2,136
Hedging result	40	5	–6	1	40
Trading profit	715	9	12	1	737
Net result on investments and securities portfolio (available for sale)	260	31	–	–	291
Operating expenses	4,246	176	84	5	4,511
Other operating result	147	27	1	–1	174
Operating profit	**320**	**181**	**49**	**9**	**559**
Risk-weighted assets according to BIS[1]	**123,112**	**9,316**	**2,751**	**650**	**135,829**

[1] excluding market risk

In the previous year, we achieved the following results in the geographical markets:

2002 financial year € m	Europe including Germany	America	Asia	Other countries	**Total**
Net interest income	2,596	379	147	11	3,133
Provision for possible loan losses	1,263	–77	19	–	–1,321
Net interest income after provisioning	1,333	302	166	11	1,812
Net commission income	1,892	142	82	4	2,120
Hedging result	–53	–3	–	–	–56
Trading profit	513	19	12	–	544
Net result on investments and securities portfolio (available for sale)	–16	7	–2	–	–11
Operating expenses	4,723	278	150	4	5,155
Other operating result	925	17	–4	–	938
Operating profit	**–129**	**206**	**104**	**11**	**192**
Risk-weighted assets according to BIS[1]	**137,886**	**13,899**	**4,140**	**615**	**156,540**

[1] excluding market risk

Notes to the balance sheet

(44) Cash reserve

We include the following items in the cash reserve:

	31.12.2003 €m	31.12.2002 €m	Change in %
Cash on hand	917	898	2.1
Balances with central banks	4,794	5,714	–16.1
Debt issued by public-sector borrowers, and bills of exchange rediscountable at central banks	1,718	1,854	–7.3
Treasury bills and discountable treasury notes, as well as similar debt issues by public-sector borrowers	1,383	1,511	–8.5
Bills of exchange	335	343	–2.3
Total	**7,429**	**8,466**	**–12.2**

The balances with central banks include claims on the Bundesbank totalling €3,744m (previous year: €4,371m). The minimum reserve requirement to be met at end-December 2003 amounted to €1,964m (previous year: €2,166m).

(45) Claims on banks

	total			due on demand		other claims	
	31.12.2003 €m	31.12.2002 €m	Change in %	31.12.2003 €m	31.12.2002 €m	31.12.2003 €m	31.12.2002 €m
German banks	18,868	22,226	–15.1	5,437	3,111	13,431	19,115
Foreign banks	32,789	32,117	2.1	11,536	10,685	21,253	21,432
Total	**51,657**	**54,343**	**–4.9**	**16,973**	**13,796**	**34,684**	**40,547**

The claims on banks include €5,342m of public-sector loans (previous year: €6,560m) extended by the mortgage banks.

(46) Claims on customers

The claims on customers break down as follows:

	31.12.2003 €m	31.12.2002 €m	Change in %
Claims on domestic customers	96,364	95,843	0.5
Claims on foreign customers	42,074	52,671	–20.1
Total	**138,438**	**148,514**	**–6.8**

The claims on customers include €26,855m (previous year: €25,718) of loans secured by mortgages or other security interests in real property as well as €19,597m (previous year: €19,174m) of public-sector credits.

(47) Claims on and liabilities to subsidiaries and equity investments

The claims on and liabilities to unconsolidated subsidiaries, associated companies and companies in which an equity investment exists are as follows:

	31.12.2003 €m	31.12.2002 €m	Change in %
Claims on banks	**1,208**	**954**	**26.6**
Subsidiaries	14	18	–22.2
Associated companies and companies in which an equity investment exists	1,194	936	27.6
Claims on customers	**288**	**304**	**–5.3**
Subsidiaries	239	234	2.1
Associated companies and companies in which an equity investment exists	49	70	–30.0
Bonds, notes and other fixed-income securities	**1,620**	**932**	**73.8**
Subsidiaries	28	30	–6.7
Associated companies and companies in which an equity investment exists	1,592	902	76.5
Shares and other variable-yield securities	**319**	**358**	**–10.9**
Associated companies and companies in which an equity investment exists	319	358	–10.9
Total	**3,435**	**2,548**	**34.8**
Liabilities to banks	**46**	**71**	**–35.2**
Subsidiaries	3	2	50.0
Associated companies and companies in which an equity investment exists	43	69	–37.7
Liabilities to customers	**840**	**47**	**·**
Subsidiaries	826	34	·
Associated companies and companies in which an equity investment exists	14	13	7.7
Total	**886**	**118**	**·**

(48) Total lending

	31.12.2003 €m	31.12.2002 €m	Change in %
Loans to banks[1]	10,759	10,223	5.2
Claims on customers[1]	130,692	139,522	–6.3
Bills discounted	338	347	–2.6
Claims not originated by the Bank[2]	22,918	21,379	7.2
Total	**164,707**	**171,471**	**–3.9**

[1] excluding reverse repos; [2] included in Investments and securities portfolio

We distinguish loans to banks from claims on banks such that only those claims are shown as loans to banks for which special loan agreements have been concluded with the borrowers. Therefore, interbank money-market transactions, for example, do not count as loans to banks.

(49) Provision for possible loan losses

Provision for possible loan losses is made in accordance with rules that apply Group-wide and covers all discernible creditworthiness and country risks. On the basis of past experience, we have formed global valuation allowances for the latent credit risk.

	Individual valuation allowances[1]		Country valuation allowances		Global valuation allowances		Total		
	2003 €m	2002 €m	2003 €m	2002 €m	2003 €m	2002 €m	2003 €m	2002 €m	Change in %
As of 1.1.	**5,320**	**5,402**	**71**	**134**	**314**	**410**	**5,705**	**5,946**	**–4.1**
Allocations	1,492	1,927	14	10	56	37	1,562	1,974	–20.9
Deductions	1,217	1,388	34	55	45	27	1,296	1,470	–11.8
utilized	698	760	1	20	–	–	699	780	–10.4
reversals	519	628	33	35	45	27	597	690	–13.5
Changes in consolidated companies	7	–449	–	–	0	–101	7	–550	•
Exchange-rate changes/transfers	–96	–172	–3	–18	–25	–5	–124	–195	–36.4
Provision for possible loan losses as of 31.12.	**5,506**	**5,320**	**48**	**71**	**300**	**314**	**5,854**	**5,705**	**2.6**

[1] including provisions

With direct write-downs and income received on written-down claims taken into account, the allocations and reversals reflected in the income statement gave rise to provision of €1,084m (previous year: €1,321m) for lending risks.

Provision for possible risks was formed for:

	31.12.2003 €m	31.12.2002 €m	Change in %
Claims on banks	39	83	–53.0
Claims on customers	5,471	5,293	3.4
Provision to cover balance-sheet items	**5,510**	**5,376**	**2.5**
Guarantees, endorsement liabilities, credit commitments	344	329	4.6
Total	**5,854**	**5,705**	**2.6**

After conservatively valued security in an amount of €1,857m had been deducted, the value-adjusted claims producing neither interest nor income amounted to €5,220m.

The provision for credit risk breaks down as follows:

€ m	Individual valuation allowances and provisions for lending business	Loan losses[1] in 2003	Net allocation[2] to valuation allowances and provisions in lending business
German customers	**4,711**	**415**	**752**
Companies and self-employed	4,005	384	675
Manufacturing	815	77	167
Construction	298	9	30
Distributive trades	499	64	73
Services, incl. professions, and others	2,393	234	405
Other retail customers	706	31	77
Foreign customers	**795**	**428**	**221**
Banks	25	5	–1
Corporate and retail customers	770	423	222
Total	**5,506**	**843**	**973**

1) Direct write-downs, utilized individual valuation allowances and provisions in lending business
2) Allocation less reversals

Data on provision for credit risk:

in %	2003	2002
Allocation ratio[1]	0.66	0.77
Write-off ratio[2]	0.50	0.48
Cover ratio[3]	3.55	3.33

1) Net provisioning (new provisions less reversals of valuation allowances and provision for both commercial and country loans and also general provision, plus the balance of direct write-downs and income received on previously written-down claims) as a percentage of total lending
2) Defaults (utilized valuation allowances and provision for both commercial and country loans, plus the balance of direct write-downs and income received on previously written-down claims) as a percentage of total lending
3) *Existing provisions (level of valuation allowances and provisions for credit risk in commercial lending, country risk and in general provision) as a percentage of total lending*

(50) Positive fair values from derivative hedging instruments

Derivative instruments used for hedging purposes and for hedge accounting and also showing a positive fair value appear under this item in the balance sheet.

These instruments are measured at their fair value. For the most part, interest-rate and interest-rate/currency swaps are used.

	31.12.2003 €m	31.12.2002 €m	Change in %
Positive fair values from related effective fair value hedges	1,649	2,110	–21.8
Positive fair values from related effective cash flow hedges	903	1,021	–11.6
Total	**2,552**	**3,131**	**–18.5**

(51) Assets held for dealing purposes

The Group's trading activities include trading in bonds, notes and other fixed-income securities, shares and other variable-yield securities, promissory notes, foreign exchange and precious metals as well as derivative financial instruments. All the items in the trading portfolio are shown at their fair value.

The positive fair values also include financial instruments which cannot be used as hedging instruments in hedge accounting.

	31.12.2003 €m	31.12.2002 €m	Change in %
Bonds, notes and other fixed-income securities	19,099	35,148	–45.7
Money-market instruments	1,020	983	3.8
issued by public-sector borrowers	212	359	–40.9
issued by other borrowers	808	624	29.5
Bonds and notes	18,079	34,165	–47.1
issued by public-sector borrowers	5,478	20,916	–73.8
issued by other borrowers	12,601	13,249	–4.9
Shares and other variable-yield securities	8,510	5,412	57.2
Promissory notes held in the trading portfolio	559	515	8.5
Positive fair values attributable to derivative financial instruments	59,460	76,117	–21.9
Currency-based transactions	11,142	9,721	14.6
Interest-based transactions	44,544	59,197	–24.8
Other transactions	3,774	7,199	–47.6
Total	**87,628**	**117,192**	**–25.2**

€25,197m (previous year: €35,550m) of the bonds, notes and other fixed-income securities and also shares and other variable-yield securities were listed securities.

(52) Investments and securities portfolio

The Investments and securities portfolio consists of claims not originated by the Bank, all bonds, notes and other fixed-income securities, shares and other variable-yield securities not held for trading purposes, as well as investments, holdings in associated companies measured at equity and holdings in subsidiaries not included in the consolidation.

	31.12.2003 €m	31.12.2002 €m	Change in %
Claims on banks and customers not originated by the Bank	22,918	21,379	7.2
Bonds, notes and other fixed-income securities	56,311	53,400	5.5
Money-market instruments	987	431	•
issued by public-sector borrowers	418	74	•
issued by other borrowers	569	357	59.4
Bonds and notes	55,324	52,969	4.4
issued by public-sector borrowers	26,975	26,878	0.4
issued by other borrowers	28,349	26,091	8.7
Shares and other variable-yield securities	2,013	1,999	0.7
Investments	3,783	3,629	4.2
of which: in banks	2,353	1,999	17.7
Investments in associated companies	2,300	3,584	–35.8
of which: in banks	2,163	3,250	–33.4
Holdings in subsidiaries	517	567	–8.8
of which: in banks	7	60	–88.3
Total	**87,842**	**84,558**	**3.9**
of which: measured at amortized cost	1,320	1,609	–18.0

Fair values of listed financial investments:

€m	31.12.2003 Fair value	31.12.2002 Fair value
Bonds, notes and other fixed-income securities	50,609	49,139
Shares and other variable-yield securities	864	811
Investments and investments in associated companies	5,280	5,815
Total	**56,753**	**55,765**

Investments in large incorporated companies held by the Commerzbank Group, pursuant to Art. 313, (2), no. 4, HGB:

Name	Seat	Percentage share of capital held	
		31.12.2003	31.12.2002
Al Wataniya	Casablanca	9.0	9.0
Banque Marocaine du Commerce Extérieur, S.A.	Casablanca	5.0	10.0
Buderus Aktiengesellschaft	Wetzlar	–	10.5
Heidelberger Druckmaschinen Aktiengesellschaft	Heidelberg	10.0	10.0
Holsten-Brauerei Aktiengesellschaft	Hamburg	–	7.2
Korea Exchange Bank	Seoul	14.8	32.6
Linde Aktiengesellschaft	Wiesbaden	10.0	10.0
MAN Aktiengesellschaft	Munich	6.8	6.8
Sachsenring Automobiltechnik AG i.L.	Zwickau	7.9 [1]	10.0
Unibanco – União de Bancos Brasileiros S.A.	São Paulo	5.1 [2]	–
Unibanco Holdings S.A.	São Paulo	–	11.5
Willy Vogel Beteiligungsgesellschaft mbH	Berlin	19.0	19.0

1) as of 31.12.2003, the company was no longer a large incorporated company
2) directly and indirectly held

(53) Intangible assets

	31.12.2003 €m	31.12.2002 €m	Change in %
Goodwill	690	1,040	–33.7
Other intangible assets	112	111	0.9
Total	**802**	**1,151**	**–30.3**

Using the straight-line method, we amortize goodwill over the probable useful economic lifetime of 15 years.

Further goodwill arising from companies shown at equity is contained in investments in associated companies (€108m).

Of the other intangible assets, capitalized software produced in-house accounted for €100m (previous year: €90m).

(54) Fixed assets

	31.12.2003 €m	31.12.2002 €m	Change in %
Land and buildings	877	709	23.7
Office furniture and equipment	1,010	1,417	–28.7
Leased equipment	176	379	–53.6
Total	**2,063**	**2,505**	**–17.6**

(55) Changes in book value of fixed assets and investments

The following changes were registered for intangible and fixed assets, and also for investments, investments in associated companies and subsidiaries in the past financial year:

	Intangible assets		Fixed assets	
€ m	Goodwill	Other intangible assets	Land and buildings	Office furniture and equipment
Book value as of 1.1.2003	**1,040**	**111**	**709**	**1,417**
Cost of acquisition/manufacture as of 1.1.2003	1,597	178	867	3,725
Additions in 2003	41	27	29	99
Disposals in 2003	215	9	27	285
Transfers/changes in consolidated companies	–	7	211	–13
Cost of acquisition/manufacture as of 31.12.2003	1,423	203	1,080	3,526
Cumulative write-downs as of 31.12.2002	557	67	158	2,308
Changes in exchange rates	–	–	–5	–18
Additions in 2003	410	30	19	426
Disposals in 2003	215	9	4	187
Transfers/changes in consolidated companies	–19	3	35	–13
Cumulative write-downs as of 31.12.2003	733	91	203	2,516
Book value as of 31.12.2003	**690**	**112**	**877**	**1,010**

	Fixed assets	Investments	Investments in associated companies	Holdings in subsidiaries
€ m	Leased equipment			
Book value as of 1.1.2003	**379**	**3,629**	**3,584**	**567**
Cost of acquisition/manufacture as of 1.1.2003	435	4,406	3,750	604
Additions in 2003	121	45	–	4
Disposals in 2003	358	1,517	101	21
Transfers/changes in consolidated companies	–	395	–629	–33
Cumulative changes arising from measurement at fair value or at equity	–	1,576	–91	–
Cost of acquisition/manufacture/fair value as of 31.12.2003	198	4,905	2,929	554
Cumulative write-downs as of 31.12.2002	56	785	166	37
Additions in 2003	17	856	571	–
Disposals in 2003	51	519	–	–
Transfers/changes in consolidated companies	–	–	–108	–
Cumulative write-downs as of 31.12.2003	22	1,122	629	37
Book value as of 31.12.2003	**176**	**3,783**	**2,300**	**517**

(56) Tax assets

	31.12.2003 €m	31.12.2002 €m	Change in %
Current tax assets	**270**	**704**	**–61.6**
Germany	203	607	–66.6
Abroad	67	97	–30.9
Deferred tax assets	**5,768**	**5,291**	**9.0**
Deferred tax assets	5,768	5,291	9.0
Total	**6,038**	**5,995**	**0.7**

Deferred taxes represent the potential income-tax relief from temporary differences between the values assigned to assets and liabilities in the consolidated balance sheet in accordance with IAS and their values for tax-accounting purposes in accordance with the local tax regulations for consolidated companies.

No deferred taxes have been recognized for loss carry-forwards of €3,084m (previous year: €2,796m), as it is uncertain at present whether they will be realized.

For the most part, there are no time limits on the use of the existing tax loss carry-forwards.

Deferred tax assets were formed in connection with the following balance-sheet items:

	31.12.2003 €m	31.12.2002 €m	Change in %
Fair values of derivative hedging instruments	2,567	2,050	25.2
Assets held for dealing purposes and liabilities from dealing activities	2,130	1,537	38.6
Claims on banks and customers	103	139	–25.9
Provisions	118	318	–62.9
Securitized liabilities	34	287	–88.2
Liabilities to banks and customers	19	148	–87.2
Sundry balance-sheet items	425	470	–9.6
Capitalized tax loss carry-forwards	372	342	8.8
Total	**5,768**	**5,291**	**9.0**

(57) Other assets

Other assets mainly comprise the following items:

	31.12.2003 €m	31.12.2002 €m	Change in %
Collection items	385	284	35.6
Precious metals	464	373	24.4
Sundry assets, including deferred items	1,797	998	80.1
Total	**2,646**	**1,655**	**59.9**

(58) Liabilities to banks

	total		
	31.12.2003 € m	31.12.2002 € m	Change in %
German banks	41,015	42,893	–4.4
Foreign banks	54,234	72,091	–24.8
Total	**95,249**	**114,984**	**–17.2**

of which:	due on demand		other liabilities	
	31.12.2003 € m	31.12.2002 € m	31.12.2003 € m	31.12.2002 € m
German banks	6,407	3,608	34,608	39,285
Foreign banks	11,034	9,500	43,200	62,591
Total	**17,441**	**13,108**	**77,808**	**101,876**

(59) Liabilities to customers

Liabilities to customers consist of savings deposits, demand deposits and time deposits, including savings certificates.

	total		
	31.12.2003 € m	31.12.2002 € m	Change in %
German customers	**73,601**	**69,539**	**5.8**
Corporate customers	43,313	37,708	14.9
Retail customers and others	27,243	28,245	–3.5
Public sector	3,045	3,586	–15.1
Foreign customers	**26,399**	**26,161**	**0.9**
Corporate and retail customers	25,876	23,631	9.5
Public sector	523	2,530	–79.3
Total	**100,000**	**95,700**	**4.5**

€m	Savings deposits 31.12.2003	Savings deposits 31.12.2002	Other liabilities due on demand 31.12.2003	Other liabilities due on demand 31.12.2002	Other liabilities with agreed lifetime or period of notice 31.12.2003	Other liabilities with agreed lifetime or period of notice 31.12.2002
German customers	**11,180**	**11,035**	**26,932**	**26,857**	**35,489**	**31,647**
Corporate customers	44	41	17,444	16,782	25,825	20,885
Retail customers and others	11,130	10,989	8,927	9,684	7,186	7,572
Public sector	6	5	561	391	2,478	3,190
Foreign customers	**1,093**	**1,038**	**7,362**	**6,251**	**17,944**	**18,872**
Corporate and retail customers	1,092	1,037	7,213	6,072	17,571	16,522
Public sector	1	1	149	179	373	2,350
Total	**12,273**	**12,073**	**34,294**	**33,108**	**53,433**	**50,519**

Savings deposits break down as follows:

	31.12.2003 €m	31.12.2002 €m	Change in %
Savings deposits with agreed period of notice of three months	11,556	11,262	2.6
Savings deposits with agreed period of notice of more than three months	717	811	–11.6
Total	**12,273**	**12,073**	**1.7**

(60) Securitized liabilities

Securitized liabilities consist of bonds and notes, including mortgage and public-sector *Pfandbriefe,* money-market instruments (e.g. certificates of deposit, Euro-notes, commercial paper), index certificates, own acceptances and promissory notes outstanding.

	total 31.12.2003 €m	total 31.12.2002 €m	of which: issued by mortgage banks 31.12.2003 €m	of which: issued by mortgage banks 31.12.2002 €m
Bonds and notes outstanding	71,100	74,905	53,433	53,967
Money-market instruments outstanding	12,680	17,502	5,180	1,477
Own acceptances and promissory notes outstanding	212	325	–	–
Total	**83,992**	**92,732**	**58,613**	**55,444**

The nominal interest paid on money-market paper ranges from 0.18% to 21.0% (previous year: 0.10% to 29.1%); for bonds and notes, from 0.05% to 32.0% (previous year: 0.05% to 25.20%). The original maturity periods for money-market paper may be up to one year. €44bn (previous year: €54bn) of the bonds and notes have an original lifetime of more than four years.

The following table presents the most important bonds and notes issued in 2003:

Equivalent in € m	Currency	Issuer	Interest rate %	Maturity date
2,200	EUR	Hypothekenbank in Essen AG	3.500	2008
2,000	EUR	Hypothekenbank in Essen AG	3.500	2006
1,950	EUR	Hypothekenbank in Essen AG	4.000	2009
1,500	EUR	Hypothekenbank in Essen AG	3.250	2004
1,000	EUR	Hypothekenbank in Essen AG	4.750	2006
767	EUR	Hypothekenbank in Essen AG	6.500	2005
732	EUR	Hypothekenbank in Essen AG	4.750	2008
582	EUR	Hypothekenbank in Essen AG	2.600	2018
385	CHF	Erste Europäische Pfandbrief und Kommunalkreditbank AG	0.266	2006
324	EUR	Hypothekenbank in Essen AG	7.500	2004
289	CHF	Erste Europäische Pfandbrief und Kommunalkreditbank AG	1.750	2007
283	GBP	Commerzbank AG	3.940	2004
251	EUR	Hypothekenbank in Essen AG	1.000	2005
250	EUR	Hypothekenbank in Essen AG	2.201	2004
250	EUR	Hypothekenbank in Essen AG	2.154	2004
250	EUR	Hypothekenbank in Essen AG	2.158	2004
250	EUR	Hypothekenbank in Essen AG	2.000	2004
250	EUR	Hypothekenbank in Essen AG	2.000	2005
250	EUR	Hypothekenbank in Essen AG	2.258	2004
250	EUR	Hypothekenbank in Essen AG	2.435	2005
250	EUR	Hypothekenbank in Essen AG	2.301	2005
250	EUR	Hypothekenbank in Essen AG	1.500	2004
250	EUR	Erste Europäische Pfandbrief und Kommunalkreditbank AG	2.105	2004

(61) Negative fair values from derivative hedging instruments

Derivative instruments not serving trading purposes but used for effective hedging and showing a negative fair value appear under this item in the balance sheet.

These financial instruments are measured at their fair value. For the most part, interest-rate and interest-rate/currency swaps are used as hedging instruments.

	31.12.2003 € m	31.12.2002 € m	Change in %
Negative fair values from related effective fair value hedges	3,211	3,546	–9.4
Negative fair values from related effective cash flow hedges	2,721	2,150	26.6
Total	**5,932**	**5,696**	**4.1**

(62) Liabilities from dealing activities

In Liabilities from dealing activities, the negative fair values of financial derivative instruments not employed as hedging instruments in connection with hedge accounting are shown. Delivery commitments arising from short sales of securities are also included under Liabilities from dealing activities.

	31.12.2003 €m	31.12.2002 €m	Change in %
Currency-based transactions	11,761	10,978	7.1
Interest-based transactions	43,058	58,982	–27.0
Delivery commitments arising from short sales of securities	8,389	8,131	3.2
Sundry transactions	3,806	5,147	–26.1
Total	**67,014**	**83,238**	**–19.5**

(63) Provisions

Provisions break down as follows:

	31.12.2003 €m	31.12.2002 €m	Change in %
Provisions for pensions and similar commitments	1,432	1,516	–5.5
Other provisions	1,875	2,012	–6.8
Total	**3,307**	**3,528**	**–6.3**

The assets of €139m invested in a pension fund were deducted in the 2003 financial year from the provisions for pensions and similar commitments. A year previously, no allocation had yet been made to this pension fund.

The changes in provisions for pensions were as follows:

€m	as of 1.1.2003	Pension payments	Allocation	Fair value of plan assets	Transfers/changes in consolidated companies	as of 31.12.2003
Pension expectancies of active and former employees and also pensioners	1,444	75	125	96	4	1,402
Early retirement	30	14	8	–	–	24
Part-time scheme for older staff	42	9	16	43	–	6
Total	**1,516**	**98**	**149**	**139**	**4**	**1,432**

For the most part, provisions for pensions and similar commitments represent provisions for commitments to pay company retirement pensions on the basis of direct pledges of benefits. The type and scale of the retirement pensions for employees entitled to benefits are determined by the terms of the pension arrangement that finds application (including pension guidelines, pension scheme, contribution-based pension plan, individual pension commitments), which mainly depends upon when the employee joined the Bank. On this basis, pensions are paid to employees reaching retirement age, or earlier in the case of invalidity or death (see also Note 22).

Changes in the assets held in trust at Commerzbank Pension Trust e.V., which count as plan assets pursuant to IAS 19:

€ m	2003
– Allocation to plan assets as of November 1, 2003	138
– Income from plan assets	1
Fair value of plan assets	**139**

The pension commitments are worked out annually by an independent actuary, applying the projected unit credit method.

The projected unit credit for pension commitments as of December 31, 2003, was €1,644m (previous year: €1,576m). The difference between this figure and the pension provisions is the result of changes in the actuarial parameters and the bases of calculation amounting to €73m (previous year: €60m) and of the fair value of the plan assets of €139m.

The allocation to provisions for pension schemes to which the Bank contributes breaks down as follows:

	2003 € m	2002 € m
– Service cost	35	40
– Interest cost	90	91
– Cost of early retirement and part-time scheme for older staff	24	39
Allocations to provisions for schemes to which the Bank contributes	**149**	**170**

Changes in Other provisions:

€ m	as of 1.1.2003	Utilized	Reversals	Allocation/changes in consolidated companies	as of 31.12.2003
Personnel area	529	368	12	403	552
Restructuring measures	285	117	13	54	209
Risks in lending	329	16	79	110	344
Bonuses for special savings schemes	116	116	0	94	94
Legal proceedings and recourse claims	95	44	13	33	71
Sundry items	658	217	46	210	605
Total	**2,012**	**878**	**163**	**904**	**1,875**

The provisions in the personnel area basically relate to provisions for various types of bonuses, to be paid to employees of the Group in the first quarter of 2004. An amount of €54m was allocated to the provisions for the restructuring measures – second cost-cutting offensive – introduced and announced in the 2003 financial year. The allocated amount is included in Restructuring expenses in the income statement.

(64) Tax liabilities

	31.12.2003 €m	31.12.2002 €m	Change in %
Current income-tax liabilities	**154**	**278**	**–44.6**
Income-tax liabilities to tax authorities	1	3	–66.7
Provisions for income taxes	153	275	–44.4
Deferred income-tax liabilities	**4,341**	**3,386**	**28.2**
Deferred taxes carried as liabilities	4,341	3,386	28.2
Total	**4,495**	**3,664**	**22.7**

Provisions for taxes on income are possible tax liabilities for which no final formal assessment note has been received. The liabilities to tax authorities represent payment obligations from current taxes towards German and foreign tax authorities. Deferred taxes on the liabilities side represent the potential income-tax burden from temporary differences between the values assigned to assets and liabilities in the consolidated balance sheet in accordance with IAS and their values for tax-accounting purposes in accordance with the local tax regulations for consolidated companies.

Deferred income-tax liabilities were formed in connection with the following items:

	31.12.2003 €m	31.12.2002 €m	Change in %
Assets held for dealing purposes and liabilities from dealing activities	1,270	777	63.4
Fair values of derivative hedging instruments	1,783	885	•
Investments and securities portfolio	795	1,276	–37.7
Claims on banks and customers	290	259	12.0
Liabilities to banks and customers	21	8	•
Sundry balance-sheet items	182	181	0.6
Total	**4,341**	**3,386**	**28.2**

(65) Other liabilities

Other liabilities break down as follows:

	31.12.2003 €m	31.12.2002 €m	Change in %
Deferred interest expenses for subordinated capital	295	324	–9.0
Effects of measuring hedged subordinated capital items (IAS 39)	735	820	–10.4
Sundry liabilities, including deferred items	1,881	2,141	–12.1
Total	**2,911**	**3,285**	**–11.4**

(66) Subordinated capital

Subordinated capital breaks down as follows:

	31.12.2003 €m	31.12.2002 €m	Change in %
Subordinated liabilities	5,958	6,845	-13.0
of which: tier-III capital as defined in Art. 10, (7), KWG	125	774	-83.9
of which: maturing within two years	617	974	-36.7
Profit-sharing certificates outstanding	2,423	2,392	1.3
of which: maturing within two years	522	266	96.2
Total	8,381	9,237	-9.3

In order to meet the regulatory requirements regarding such subordinated liabilities, we have shown the effects of measuring hedged items in accordance with IAS 39, and also the deferred interest payments for such transactions, separately under Other liabilities.

Subordinated liabilities are liable funds as defined in Art. 10, (5a), KWG. The claims of creditors to repayment of these liabilities are subordinate to those of other creditors. The issuers cannot be obliged to make premature repayment. In the event of insolvency or winding-up, subordinated liabilities may only be repaid after the claims of all senior creditors have been met.

At end-2003, the following major subordinated liabilities were outstanding:

Start of maturity	€m	Currency in m	Issuer	Interest rate	Maturity date
2000	590	590 EUR	Commerzbank AG	6.500	2010
1999	550	550 EUR	Commerzbank AG	4.750	2009
2001	490	490 EUR	Commerzbank AG	6.125	2011
1997	284	200 GBP	Commerzbank AG	7.875	2007
1999	300	300 EUR	Commerzbank AG	6.250	2009
2002	275	275 EUR	Commerzbank AG	5.500	2008
2001	250	250 EUR	Commerzbank AG	5.100	2011
1999	213	150 GBP	Commerzbank AG	6.625	2019

In the year under review, the interest paid by the Group for subordinated liabilities totalled €375m (previous year: €432m). This includes €138m (previous year: €151m) of deferred interest expenses for interest due but not yet paid. This is shown under Other liabilities.

Profit-sharing certificates outstanding form part of the Bank's liable equity capital in accordance with the provisions of the German Banking Act (Art. 10, (5), KWG). They are directly affected by current losses. Interest payments are made solely if the issuing institution achieves a distributable profit. The claims of holders of profit-sharing certificates to a repayment of principal are subordinate to those of other creditors.

At end-2003, the following major subordinated profit-sharing certificates were outstanding:

Start of maturity	€ m	Issuer	Interest rate	Maturity date
1993	409	Commerzbank AG	7.250	2005
2000	320	Commerzbank AG	6.375	2010
1991	256	Commerzbank AG	9.500	2003
1992	256	Commerzbank AG	9.150	2004
1994	256	Commerzbank AG	2.780	2006
1996	256	Commerzbank AG	7.900	2008

Interest to be paid on the profit-sharing certificates outstanding for the 2003 financial year amounts to €175m (previous year: €191m). Under Other liabilities, €157m (previous year: €173m) has been shown.

(67) Hybrid capital

As in previous years, the Commerzbank Group raised no hybrid capital in the 2003 financial year.

(68) Equity structure

	31.12.2003 € m	31.12.2002 € m
a) Subscribed capital	1,545	1,378
b) Capital reserve	4,475	6,131
c) Retained earnings	3,286	3,268
d) Revaluation reserve	1,240	–769
e) Measurement of cash flow hedges	–1,236	–1,248
f) Reserve from currency translation	–219	–6
g) Consolidated profit	0	54
Equity	**9,091**	**8,808**

a) Subscribed capital

The subscribed capital (share capital) of Commerzbank Aktiengesellschaft is divided into no-par-value shares, each with a notional value of €2.60. The shares are issued in the form of bearer shares.

	1,000 units
Number of shares outstanding on 1.1.2003	**529,944**
plus: treasury shares on 31.12. of the previous year	12,263
Capital increase	53,334
Issue of shares to employees	2,317
Number of shares issued on 31.12.2003	**597,858**
less: treasury shares on balance-sheet date	3,490
Number of shares outstanding on 31.12.2003	**594,368**

Before treasury shares are deducted, the subscribed capital stands at €1,554m.

No preferential rights exist or restrictions on the payment of dividends at Commerzbank AG. All the issued shares have been fully paid in.

The value of issued, outstanding and authorized shares is as follows:

	31.12.2003		31.12.2002	
	€ m	1,000 units	€ m	1,000 units
Shares issued	1,554	597,858	1,410	542,207
– Treasury shares	9	3,490	32	12,263
= Shares outstanding (subscribed capital)	1,545	594,368	1,378	529,944
+ Shares not yet issued from authorized capital	349	134,054	493	189,705
Total	**1,894**	**728,422**	**1,871**	**719,649**

The number of authorized shares is 731,912 thousand units (previous year: 731,912 thousand units). The amount represented by authorized shares is €1,903m (previous year: €1,903m).

As of December 31, 2003, 6,574 thousand shares (previous year: 7,891 thousand shares) had been pledged with the Group as security. This represents 1.1% (previous year: 1.5%) of the shares outstanding on the balance-sheet date.

b) Capital reserve

In the capital reserve, premiums from the issue of shares are shown. In addition, the capital reserve contains amounts which were realized for conversion and option rights entitling holders to purchase shares when bonds and notes were issued.

The Group's capital reserve is the amount shown for Commerzbank AG, less the treasury shares held. The values represented by subsidiaries in the capital reserve are eliminated as part of the consolidation of capital accounts or appear as minority interests. The net loss for the year of €2,320m shown as of December 31, 2003, was offset against the capital reserve.

Transaction costs of €18.2m were incurred in connection with the capital increase. These were recognized as a deduction item upon transfer to the capital reserve.

c) Retained earnings

Retained earnings consist of the legal reserve and other reserves. The legal reserve contains those reserves which have to be formed in accordance with national law; in the individual financial statements, the amounts assigned to this reserve may not be distributed. The overall amount of retained earnings shown in the balance sheet consists of €3m of legal reserves (previous year: €3m) and €3,283m (previous year: €3,265m) of other revenue reserves.

d) Revaluation reserve

The results of measuring the investments and securities portfolio – consisting of interest-bearing and dividend-based instruments – at fair value, with deferred taxes taken into consideration, are assigned to the revaluation reserve. Gains or losses appear in the income statement only when the asset has been disposed of or written off.

e) Measurement of cash flow hedges

The result of measuring effective hedges used in cash flow hedges appears, after deferred taxes have been taken into consideration, under this equity item.

f) Reserve from currency translation

The reserve from currency translation relates to translation gains and losses arising through the consolidation of capital accounts. Here exchange-rate differences are included that arise through the consolidation of subsidiaries and associated companies.

(69) Conditional capital

Conditional capital is intended to be used for the issue of convertible bonds or bonds with warrants and also of profit-sharing certificates with conversion or option rights.

Changes in the Bank's conditional capital:

€m	Date of resolution	Conditional capital 1.1.2003	Additions	Conditional capital 31.12.2003	of which: used conditional capital	of which: available lines
Convertible bonds/bonds with warrants/ profit-sharing rights	21.5.1999	200	–	200	–	200
Convertible bonds/bonds with warrants/ profit-sharing rights	30.5.2003	–	403	403	–	403
Total		**200**	**403**	**603**	**–**	**603**

As resolved by the AGM of May 21, 1999, the Bank's share capital has been conditionally increased by up to €200,070,000. Such conditional capital increase will only be effected to the extent that the holders of the convertible bonds, bonds with warrants or profit-sharing certificates carrying conversion or option rights to be issued by April 30, 2004, by either Commerzbank Aktiengesellschaft or companies in which the Bank directly or indirectly holds a majority interest exercise their conversion or option rights, or the holders of the convertible bonds or profit-sharing certificates carrying conversion rights to be issued by April 30, 2004, by either Commerzbank Aktiengesellschaft or companies in which Commerzbank Aktiengesellschaft directly or indirectly holds a majority interest meet the obligation to exercise their conversion rights.

As resolved by the AGM of May 30, 2003, the Bank's share capital has been conditionally increased by up to €403,000,000. Such conditional capital increase will only be effected to the extent that the holders or creditors of the convertible bonds, bonds with warrants or profit-sharing rights – carrying conversion or option rights – to be issued by May 30, 2008, by either Commerzbank Aktiengesellschaft or companies in which Commerzbank Aktiengesellschaft directly or indirectly holds a majority interest (group companies as defined in Art. 18, (1), AktG) exercise their conversion or option rights, or the holders or creditors of the convertible bonds or convertible profit-sharing rights to be issued by May 30, 2008 by either Commerzbank Aktiengesellschaft or companies in which Commerzbank Aktiengesellschaft directly or indirectly holds a majority interest (group companies as defined in Art. 18, (1), AktG) meet their obligation to exercise their conversion rights.

(70) Authorized capital

Date of AGM resolution	Original amount €m	Used in previous years for capital increases €m	Used in 2003 for capital increases €m	Remaining amount €m	Authorization expires
21.05.1999	175	–	–	175	30.04.2004
21.05.1999	175	25	–	150	30.04.2004
21.05.1999	86	12	74	–	30.04.2004
31.05.2002	30	–	6	24	30.04.2007
31.05.2002	65	–	65	–	30.04.2007
Total	**531**	**37**	**145**	**349**	

The Board of Managing Directors is authorized to increase, with the approval of the Supervisory Board, the share capital of the Company by April 30, 2004 through the issue of no-par-value shares against cash contributions, in either one or several tranches, by a maximum amount of €175,000,000. The Board of Managing Directors may, with the approval of the Supervisory Board, exclude shareholders' subscription rights to the extent necessary to offer to the holders of conversion or option rights, either already issued or still to be issued by Commerzbank Aktiengesellschaft or its subsidiaries, subscription rights to the extent to which they would be entitled as shareholders after they have exercised their conversion or option rights. In addition, any fractional amounts of shares may be excluded from shareholders' subscription rights.

The Board of Managing Directors is authorized to increase, with the approval of the Supervisory Board, the share capital of the Company by April 30, 2004 through the issue of no-par-value shares against cash or contributions in kind, in either one or several tranches, by a maximum amount of €149,563,570.80. On principle, shareholders are to be offered subscription rights; however, the Board of Managing Directors may, with the approval of the Supervisory Board, exclude shareholders' subscription rights to the extent necessary to offer to the holders of conversion or option rights, either already issued or still to be issued by Commerzbank Aktiengesellschaft or its subsidiaries, subscription rights to the extent to which they would be entitled as shareholders after they have exercised their conversion or option rights. In addition, any fractional amounts of shares may be excluded from shareholders' subscription rights. Furthermore, the Board of Managing Directors may, with the approval of the Supervisory Board, exclude shareholders' subscription rights insofar as the capital increase is made against contributions in kind for the purpose of acquiring companies or holdings in companies.

The Board of Managing Directors is authorized to increase, with the approval of the Supervisory Board, the share capital of the Bank by April 30, 2007, through the issue of new no-par-value shares against cash, in either one or several tranches, by a maximum amount of altogether €23,976,099, thereby excluding the subscription rights of shareholders for the purpose of issuing these shares to the Bank's staff.

(71) The Bank's foreign-currency position

On December 31, 2003, the Commerzbank Group had the following foreign-currency assets and liabilities (excluding fair values of derivatives):

	31.12.2003 €m					31.12.2002 €m	Change in %
	USD	JPY	GBP	Others	Total	Total	
Cash reserve	12	559	6	451	1,028	1,212	–15.2
Claims on banks	9,570	6,861	3,543	4,138	24,112	21,535	12.0
Claims on customers	23,914	4,782	2,800	3,983	35,479	43,098	–17.7
Assets held for dealing purposes	4,608	1,446	1,952	1,423	9,429	9,463	–0.4
Investments and securities portfolio	5,536	1,005	389	848	7,778	10,129	–23.2
Other balance-sheet items	4,547	70	135	1,467	6,219	7,904	–21.3
Foreign-currency assets	**48,187**	**14,723**	**8,825**	**12,310**	**84,045**	**93,341**	**–10.0**
Liabilities to banks	18,746	4,785	9,076	6,027	38,634	46,927	–17.7
Liabilities to customers	12,345	822	2,333	4,584	20,084	21,079	–4.7
Securitized liabilities	7,419	88	925	3,937	12,369	20,086	–38.4
Liabilities from dealing activities	2,182	300	4	512	2,998	3,224	–7.0
Other balance-sheet items	2,932	293	1,142	920	5,287	8,793	–39.9
Foreign-currency liabilities	**43,624**	**6,288**	**13,480**	**15,980**	**79,372**	**100,109**	**–20.7**

Due to exchange-rate movements in the 2003 financial year, the consolidated balance-sheet total contracted by roughly €12bn (previous year: –€15bn). Total lending declined by €7bn (previous year: –€7bn).

Notes to financial instruments

(72) Derivative transactions

The following tables present the respective nominal amounts and fair values of OTC derivatives and derivatives traded on a stock exchange.

In order to minimize (reduce) both the economic and the regulatory credit risk arising from these instruments, our Legal Services department concludes master agreements (bilateral netting agreements) with our business associates (such as 1992 ISDA Master Agreement Multicurrency Cross-Border; German Master Agreement for Financial Futures). By means of such bilateral netting agreements, the positive and negative fair values of the derivatives contracts included under a master agreement can be offset against one another and the future regulatory risk add-ons for these products can be reduced. Through this netting process, the credit risk is limited to a single net claim on the party to the contract (close-out netting).

For both regulatory reports and the internal measurement and monitoring of our credit commitments, we use such risk-reducing techniques only if we consider them enforceable under the respective legal system, should the business associate become insolvent. In order to check enforceability, we avail ourselves of legal opinions from various international law firms.

Similar to the master agreements are the collateral agreements (e.g. collateralization annex for financial futures contracts, Credit Support Annex), which we conclude with our business associates to secure the net claim or liability remaining after netting (receiving or furnishing of security). As a rule, this collateral management reduces credit risk by means of prompt (mostly daily or weekly) measurement and adjustment of the exposure to customers.

On average, we achieve a credit-risk mitigation of 82% of the exposure for the derivatives contracts and security which are covered by the process of risk-reducing techniques.

In the credit derivatives area, we registered a 23.3% higher volume than a year earlier. We employ these products, which serve to transfer credit risk, both in trading for arbitrage purposes and in investing for diversifying our loan portfolios. The following table illustrates our risk structure in terms of the various risk assets that have been hedged.

Breakdown, by reference assets

	31.12.2003 Nominal amounts		31.12.2002 Nominal amounts	
€ m	Protection bought	Protection sold	Protection bought	Protection sold
OECD central governments	1,925	2,111	1,932	2,109
OECD banks	4,261	3,428	3,918	2,867
OECD financial institutions	5,006	5,134	4,682	5,143
Other companies, private individuals	39,803	40,546	32,545	29,518
Non-OECD banks	261	151	321	162
Total	**51,256**	**51,370**	**43,398**	**39,799**

31.12.2003	Nominal amount				Fair value	
	Remaining lifetimes					
€m	under 1 year	1-5 years	more than 5 years	Total	positive	negative
Foreign-currency-based forward transactions						
OTC products	325,473	106,449	55,896	487,818	11,228	12,598
Spot and forward currency transactions	205,883	13,857	634	220,374	5,237	6,484
Interest-rate and currency swaps	57,304	81,434	52,882	191,620	4,962	5,059
Currency call options	32,840	5,917	1,159	39,916	1,029	–
Currency put options	29,446	5,241	1,221	35,908	–	1,055
Other foreign-exchange contracts	–	–	–	–	–	–
Products traded on a stock exchange	816	226	–	1,042	–	–
Currency futures	815	226	–	1,041	–	–
Currency options	1	–	–	1	–	–
Total	**326,289**	**106,675**	**55,896**	**488,860**	**11,228**	**12,598**
Interest-based futures transactions						
OTC products	1,017,271	1,000,787	791,759	2,809,817	46,456	47,539
Forward-rate agreements	209,036	3,322	–	212,358	100	81
Interest-rate swaps	767,819	843,414	685,480	2,296,713	43,013	44,248
Call options on interest-rate futures	21,652	49,010	44,901	115,563	2,399	–
Put options on interest-rate futures	14,169	56,107	49,255	119,531	–	2,682
Other interest-rate contracts	4,595	48,934	12,123	65,652	944	528
Products traded on a stock exchange	168,501	6,026	8,580	183,107	–	–
Interest-rate futures	66,157	3,347	3,892	73,396	–	–
Interest-rate options	102,344	2,679	4,688	109,711	–	–
Total	**1,185,772**	**1,006,813**	**800,339**	**2,992,924**	**46,456**	**47,539**
Other forward transactions						
OTC products	27,110	115,056	11,644	153,810	4,328	4,420
Structured equity/index products	1,480	4,850	1,110	7,440	837	738
Equity call options	6,805	9,617	675	17,097	1,480	–
Equity put options	7,212	10,576	753	18,541	–	1,688
Credit derivatives	6,986	86,837	8,803	102,626	1,474	1,484
Precious metal contracts	4,627	3,176	303	8,106	537	510
Other transactions	–	–	–	–	–	–
Products traded on a stock exchange	25,327	5,115	86	30,528	–	–
Equity futures	4,492	10	–	4,502	–	–
Equity options	20,835	5,105	86	26,026	–	–
Other futures	–	–	–	–	–	–
Other options	–	–	–	–	–	–
Total	**52,437**	**120,171**	**11,730**	**184,338**	**4,328**	**4,420**
Total immatured forward transactions						
OTC products	1,369,854	1,222,292	859,299	3,451,445	62,012	64,557
Products traded on a stock exchange	194,644	11,367	8,666	214,677	–	–
Total	**1,564,498**	**1,233,659**	**867,965**	**3,666,122**	**62,012**	**64,557**

As of December 31, 2002, the figures were as follows:

31.12.2002	Nominal amount				Fair value	
	Remaining lifetimes					
€ m	under 1 year	1-5 years	more than 5 years	Total	positive	negative
Foreign-currency-based forward transactions						
OTC products	399,133	96,456	38,591	534,180	10,633	12,296
Spot and forward currency transactions	284,190	19,522	1,366	305,078	6,563	8,141
Interest-rate and currency swaps	49,270	70,830	36,787	156,887	3,489	3,417
Currency call options	33,577	3,417	219	37,213	581	–
Currency put options	32,096	2,687	219	35,002	–	738
Other foreign-exchange contracts	–	–	–	–	–	–
Products traded on a stock exchange	291	72	–	363	–	–
Currency futures	289	72	–	361	–	–
Currency options	2	–	–	2	–	–
Total	**399,424**	**96,528**	**38,591**	**534,543**	**10,633**	**12,296**
Interest-based futures transactions						
OTC products	1,334,628	939,749	762,201	3,036,578	61,276	63,158
Forward-rate agreements	341,578	2,306	–	343,884	361	454
Interest-rate swaps	951,349	773,229	632,982	2,357,560	56,863	57,680
Call options on interest-rate futures	13,796	56,978	54,341	125,115	3,372	–
Put options on interest-rate futures	14,944	66,682	62,237	143,863	–	3,641
Other interest-rate contracts	12,961	40,554	12,641	66,156	680	1,383
Products traded on a stock exchange	153,362	16,009	6,064	175,435	–	–
Interest-rate futures	68,916	8,463	2,521	79,900	–	–
Interest-rate options	84,446	7,546	3,543	95,535	–	–
Total	**1,487,990**	**955,758**	**768,265**	**3,212,013**	**61,276**	**63,158**
Other forward transactions						
OTC products	27,411	53,409	58,440	139,260	7,339	5,349
Structured equity/index products	2,405	4,409	470	7,284	2,472	418
Equity call options	7,892	12,166	197	20,255	3,648	–
Equity put options	7,037	11,932	260	19,229	–	3,735
Credit derivatives	782	24,902	57,513	83,197	1,185	1,137
Precious metal contracts	9,295	–	–	9,295	34	59
Other transactions	–	–	–	–	–	–
Products traded on a stock exchange	23,036	4,204	–	27,240	–	–
Equity futures	4,666	2	–	4,668	–	–
Equity options	18,370	4,202	–	22,572	–	–
Other futures	–	–	–	–	–	–
Other options	–	–	–	–	–	–
Total	**50,447**	**57,613**	**58,440**	**166,500**	**7,339**	**5,349**
Total immatured forward transactions						
OTC products	1,761,172	1,089,614	859,232	3,710,018	79,248	80,803
Products traded on a stock exchange	176,689	20,285	6,064	203,038	–	–
Total	**1,937,861**	**1,109,899**	**865,296**	**3,913,056**	**79,248**	**80,803**

Breakdown of derivatives business, by borrower group:

	31.12.2003 Fair value		31.12.2002 Fair value	
€ m	positive	negative	positive	negative
OECD central governments	1,109	368	308	150
OECD banks	49,439	50,361	73,407	74,363
OECD financial institutions	8,256	8,978	2,197	2,560
Other companies, private individuals	2,609	4,391	2,790	3,135
Non-OECD banks	599	459	546	595
Total	**62,012**	**64,557**	**79,248**	**80,803**

Fair values appear as the sum totals of the positive and negative amounts per contract, from which no pledged security has been deducted and no possible netting agreements have been taken into consideration. By definition, no positive fair values exist for put options.

(73) Market risk arising from trading activities

For the daily quantification and monitoring of market risk, especially that arising in proprietary trading, mathematical-statistical methods are used to calculate the value-at-risk. The underlying statistical parameters are based on an observation period of the past 255 trading days, a 10-day holding period and a confidence level of 99%. The value-at-risk models are constantly being adapted to the changing environment.

On the basis of the risk ratios, the Group manages the market risk for all operative units by a system of risk limits, primarily by means of limits for the potential risk (value-at-risk) and stress scenarios, as well as loss-review triggers.

The risk position of the Group's trading portfolio at year-end shows the value-at-risk, broken down by the various business lines engaged in proprietary trading. The value-at-risk shows the potential losses which will not be exceeded with a 99% degree of probability.

Risk position of the trading portfolio (Principle I risks):

Portfolio € m	Holding period Confidence level 99%	**31.12.2003**	**31.12.2002**
Group	10 days	66.8*)	49.3*)
Securities department	10 days	57.7	50.8
Treasury department	10 days	16.8	29.1

*) The relatively low value-at-risk at Group level is the result of strong portfolio effects between the Securities and Treasury departments.

(74) Interest-rate risk

The interest-rate risk of the Commerzbank Group results from the items in both the trading book and the banking book. In the latter, interest-rate risk mainly arises through maturity mismatches between the Bank's interest-bearing assets and liabilities – for instance, through the short-term funding of long-dated loans. The interest-rate items shown in the balance sheet and also the derivatives employed to steer them are drawn upon in the measurement of interest-rate risk.

The interest-rate risk of the banking book is measured on the basis of a net present value approach, applying the historical simulation method:

31.12.2003	Holding period	Banking book	Trading book	Overall
Portfolio				interest-rate risk
€ m			Confidence level: 99%	
Group	10 days	195.72	61.96	213.77

31.12.2002	Holding period	Banking book	Trading book	Overall
Portfolio				interest-rate risk
€ m			Confidence level: 99%	
Group	10 days	103.44	46.01	142.04

The value-at-risk figures show the potential losses in € m, which at the given holding period of 10 days will not be exceeded with a probability of 99%.

(75) Concentration of credit risk

Concentrations of credit risks may arise through business relations with individual borrowers or groups of borrowers who share a number of features and whose individual ability to service debt is influenced to the same extent by changes in certain overall economic conditions. These risks are managed by the Credit Risk Management department. Credit risk throughout the Group is monitored by the use of limits for each individual borrower and borrower unit, through the furnishing of the appropriate security and through the application of a uniform lending policy. In order to minimize credit risk, the Bank has entered into a number of master netting agreements ensuring the right to set off the claims on and liabilities to a client in the case of default by the latter or insolvency. In addition, the management regularly monitors individual portfolios. The Group's lending does not reveal any special dependence on individual sectors.

In terms of book values, the credit risks relating to balance-sheet financial instruments were as follows on December 31, 2003:

	Claims	
€m	**31.12.2003**	**31.12.2002**
Customers in Germany	**96,364**	**95,843**
Companies and self-employed	44,037	46,269
Manufacturing	10,808	12,612
Construction	824	871
Distributive trades	5,370	5,824
Services, incl. professions and others	27,035	26,962
Public sector	16,141	15,658
Other retail customers	36,186	33,916
Customers abroad	**42,074**	**52,671**
Corporate and retail customers	38,618	49,155
Public sector	3,456	3,516
Sub-total	**138,438**	**148,514**
less valuation allowances	–5,471	–5,293
Total	**132,967**	**143,221**

(76) Assets pledged as security

Assets in the amounts shown below were pledged as security for the following liabilities and liabilities from dealing activities:

	31.12.2003 €m	31.12.2002 €m	Change in %
Liabilities to banks	35,293	45,993	−23.3
Liabilities to customers	10,261	10,436	−1.7
Liabilities from dealing activities	1,983	0	•
Total	**47,537**	**56,429**	**−15.8**

The following assets were pledged as security for the above-mentioned liabilities:

	31.12.2003 €m	31.12.2002 €m	Change in %
Claims on banks	1,916	582	•
Claims on customers	11,208	11,346	−1.2
Assets held for dealing purposes and investments and securities portfolio	42,613	45,904	−7.2
Total	**55,737**	**57,832**	**−3.6**

The furnishing of security in order to borrow funds took the form of genuine securities repurchase agreements (repos). At the same time, security was furnished for funds borrowed for fixed specific purposes and securities-lending transactions.

(77) Maturities, by remaining lifetime

	Remaining lifetimes as of 31.12.2003				
€m	due on demand and unlimited in time	up to 3 months	3 months to 1 year	1 year to 5 years	more than 5 years
Claims on banks	16,973	20,946	6,956	3,298	3,484
Claims on customers	18,015	24,731	15,402	31,631	48,659
Bonds and notes from the assets held for dealing purposes	255	1,896	3,336	8,132	5,480
Bonds, notes and other fixed-income securities and also claims not originated by the Bank held in investments and securities portfolio	306	3,767	5,342	28,523	41,291
Total	**35,549**	**51,340**	**31,036**	**71,584**	**98,914**
Liabilities to banks	17,441	47,845	13,031	5,414	11,518
Liabilities to customers	34,294	52,740	3,240	3,040	6,686
Securitized liabilities	78	18,025	13,194	34,555	18,140
Subordinated capital	–	291	478	2,702	4,910
Total	**51,813**	**118,901**	**29,943**	**45,711**	**41,254**

	Remaining lifetimes as of 31.12.2002				
€m	due on demand and unlimited in time	up to 3 months	3 months to 1 year	1 year to 5 years	more than 5 years
Claims on banks	13,796	26,136	5,670	4,433	4,308
Claims on customers	17,110	34,124	14,243	32,638	50,399
Bonds and notes from the assets held for dealing purposes	5	2,408	7,128	15,094	10,513
Bonds, notes and other fixed-income securities and also claims not originated by the Bank held in investments and securities portfolio	388	3,411	7,802	30,027	33,151
Total	**31,299**	**66,079**	**34,843**	**82,192**	**98,371**
Liabilities to banks	13,108	76,792	10,703	4,846	9,535
Liabilities to customers	33,108	47,888	4,549	3,545	6,610
Securitized liabilities	23	20,996	18,094	34,683	18,936
Subordinated capital	–	133	901	2,593	5,610
Total	**46,239**	**145,809**	**34,247**	**45,667**	**40,691**

The remaining lifetime is defined as the period between the balance-sheet date and the contractual maturity of the claim or liability. In the case of claims or liabilities which are paid in partial amounts, the remaining lifetime has been recognized for each partial amount.

(78) Fair value of financial instruments

The table below compares the fair values of the balance-sheet items with their book values. Fair value is the amount at which financial instruments may be sold or purchased at fair terms on the balance-sheet date. Insofar as market prices (e.g. for securities) were available, we have used these for measurement purposes. For a large number of financial instruments, internal measuring models involving current market parameters were used in the absence of market prices. In particular, the net present-value method and option-price models were applied. Wherever claims on and liabilities to banks and customers had a remaining lifetime of less than a year, the fair value was considered for simplicity's sake to be that shown in the balance sheet.

	Fair value		Book value		Difference	
€ bn	31.12.2003	31.12.2002	31.12.2003	31.12.2002	31.12.2003	31.12.2002
Assets						
Cash reserve	7.4	8.5	7.4	8.5	–	–
Claims on banks	51.7	54.3	51.7	54.3	–	–
Claims on customers	140.4	150.6	138.4	148.5	2.0	2.1
Hedging instruments	2.6	3.1	2.6	3.1	–	–
Assets held for dealing purposes	87.6	117.2	87.6	117.2	–	–
Investments and securities portfolio	87.9	84.6	87.9	84.6	–	–
Liabilities						
Liabilities to banks	95.2	115.1	95.2	115.0	–	0.1
Liabilities to customers	100.1	95.9	100.0	95.7	0.1	0.2
Securitized liabilities	84.4	93.0	84.0	92.7	0.4	0.3
Hedging instruments	5.9	5.7	5.9	5.7	–	–
Liabilities from dealing activities	67.0	83.2	67.0	83.2	–	–
Subordinated capital	8.3	9.2	8.4	9.2	–0.1	–

In net terms, the difference between the book value and fair value, which can be seen as a hidden reserve, amounted for all items to €1.6bn (previous year: €1.5bn) as of December 31, 2003. For covering these items, cash flow hedges are used for the most part. As of December 31, 2003, the measurement of cash flow hedges yielded a figure of –€1.2bn (previous year: –€1.2bn). As of both December 31, 2003 and December 31, 2002, the hidden reserves in interest-bearing assets and liabilities exceeded the negative valuation of the cash flow hedges.

Other notes

(79) Subordinated assets

The following subordinated assets are included in the assets shown in the balance sheet:

	31.12.2003 €m	31.12.2002 €m	Change in %
Claims on customers	88	89	-1.1
Bonds and notes	81	53	52.8
Other variable-yield securities	345	388	-11.1
Total	**514**	**530**	**-3.0**
including: banks in which an equity investment exists	319	358	-10.9

Assets are considered to be subordinated if the claims they represent may not be met before those of other creditors in the case of the liquidation or insolvency of the issuer.

(80) Off-balance-sheet commitments

	31.12.2003 €m	31.12.2002 €m	Change in %
Contingent liabilities	**26,404**	**29,057**	**-9.1**
from rediscounted bills of exchange credited to borrowers	3	4	-25.0
from guarantees and indemnity agreements	26,401	29,053	-9.1
Credit guarantees	3,640	3,144	15.8
Other guarantees	14,390	15,206	-5.4
Letters of credit	5,964	8,052	-25.9
Other items	2,407	2,651	-9.2
Irrevocable lending commitments	**39,136**	**45,979**	**-14.9**
Book credits to banks	1,929	2,523	-23.5
Book credits to customers	35,031	41,420	-15.4
Credits by way of guarantee	1,162	673	72.7
Letters of credit	1,014	1,363	-25.6
Other commitments	**28**	**27**	**3.7**

Provision for risks arising from off-balance-sheet commitments has been deducted from the respective items.

(81) Volume of managed funds

By type of managed fund, the assets which we manage break down as follows:

	31.12.2003		31.12.2002	
	Number of funds	Fund assets € bn	Number of funds	Fund assets € bn
Retail investment funds	436	50.0	361	42.3
Equity-based and mixed funds	286	23.7	243	19.5
Bond-based funds	125	12.2	97	10.8
Money-market funds	25	14.1	21	12.0
Non-publicly-offered funds	1,309	28.2	1,356	29.1
Property-based funds	3	12.0	3	10.6
Total	**1,748**	**90.2**	**1,720**	**82.0**

The regional breakdown of the funds launched is shown in the following chart:

	31.12.2003		31.12.2002	
	Number of funds	Fund assets € bn	Number of funds	Fund assets € bn
Germany	421	45.7	499	46.5
United Kingdom	994	14.3	989	12.6
Other European countries	281	27.2	172	19.0
America	10	1.4	20	2.1
Other countries	42	1.6	40	1.8
Total	**1,748**	**90.2**	**1,720**	**82.0**

(82) Genuine repurchase agreements

Under its genuine repurchase agreements, the Commerzbank Group sells or purchases securities with the obligation to repurchase or return them. The money equivalent deriving from repurchase agreements in which the Commerzbank Group is a borrower (commitment to take the securities back) is shown in the balance sheet as a liability to banks or customers.

The genuine repurchase agreements concluded up to the balance-sheet date break down as follows:

	31.12.2003 €m	31.12.2002 €m	Change in %
Genuine repurchase agreements as a borrower (repo agreements)			
Liabilities to banks	19,111	27,913	–31.5
Liabilities to customers	13,252	9,746	36.0
Total	**32,363**	**37,659**	**–14.1**
Genuine repurchase agreements as a lender (reverse repo agreements)			
Claims on banks	20,880	21,076	–0.9
Claims on customers	7,746	8,992	–13.9
Total	**28,626**	**30,068**	**–4.8**

(83) Securities-lending transactions

Securities-lending transactions are conducted with other banks and customers in order to cover our need to meet delivery commitments or to enable us to effect securities repurchase agreements in the money market. We show lent securities in our balance sheet under our trading portfolio or under the investments and securities portfolio, whereas borrowed securities do not appear in the balance sheet. The expenses and income from securities-lending transactions, insofar as they relate to the past financial year, appear under interest paid or received in the income statement and reflect the respective maturities.

	31.12.2003 €m	31.12.2002 €m	Change in %
Lent securities	8,821	9,546	–7.6
Borrowed securities	8,576	11,953	–28.3

(84) Trust transactions at third-party risk

Trust transactions which do not have to be shown in the balance sheet amounted to the following on the balance-sheet date:

	31.12.2003 €m	31.12.2002 €m	Change in %
Claims on banks	4	27	–85.2
Claims on customers	73	168	–56.5
Other assets	581	466	24.7
Assets on a trust basis at third-party risk	**658**	**661**	**–0.5**
Liabilities to banks	52	56	–7.1
Liabilities to customers	606	605	0.2
Liabilities on a trust basis at third-party risk	**658**	**661**	**–0.5**

(85) Risk-weighted assets and capital ratios as defined by the Basel capital accord (BIS)

Like other internationally active banks, the Commerzbank Group has committed itself to meeting the demands on capital adequacy contained in the Basel accord. This imposes on banks a minimum requirement of 8% of own funds to risk-weighted assets (own funds ratio). A minimum requirement of 4% applies universally for the ratio between core capital and risk-weighted assets (core capital ratio).

Own funds are defined as liable capital that is made up of core and supplementary capital, plus Tier III capital. Core capital mainly consists of subscribed capital plus reserves and minority interests, less goodwill. Supplementary capital comprises outstanding profit-sharing certificates and subordinated long-term liabilities. Tier III capital consists of short-term subordinated liabilities.

The structure of the Commerzbank Group's capital in accordance with the Basel capital accord yields the following picture:

	31.12.2003 €m	31.12.2002 €m	Change in %
Core capital	10,257	11,691	–12.3
of which: hybrid capital	–	–	–
Supplementary capital	7,868	7,762	1.4
Liable capital	**18,125**	**19,453**	**–6.8**
Tier III capital	125	209	–40.2
Eligible own funds	**18,250**	**19,662**	**–7.2**

as of 31.12.2003	Capital charges in %						Total
€ m	100	50	25	20	10	4	
Balance-sheet business	91,455	5,709	–	11,020	–	–	108,184
Traditional off-balance-sheet business	4,748	14,946	11	571	344	47	20,667
Derivatives business in investment portfolio	–	2,578	–	4,400	–	–	6,978
Risk-weighted assets, total	**96,203**	**23,233**	**11**	**15,991**	**344**	**47**	**135,829**
Risk-weighted market risk position multiplied by 12.5							5,000
Total items to be risk-weighted							140,829
Eligible own funds							18,250
Core capital ratio (excluding market-risk position)							7.6
Core capital ratio (including market-risk position)							7.3
Own funds ratio (including market-risk position)							13.0

as of 31.12.2002	Capital charges in %						Total
€ m	100	50	25	20	10	4	
Balance-sheet business	105,733	6,265	–	10,562	–	–	122,560
Traditional off-balance-sheet business	5,369	17,061	14	781	325	50	23,600
Derivatives business in investment portfolio	–	3,699	–	6,681	–	–	10,380
Risk-weighted assets, total	**111,102**	**27,025**	**14**	**18,024**	**325**	**50**	**156,540**
Risk-weighted market risk position multiplied by 12.5							3,650
Total items to be risk-weighted							160,190
Eligible own funds							19,662
Core capital ratio (excluding market-risk position)							7.5
Core capital ratio (including market-risk position)							7.3
Own funds ratio (including market-risk position)							12.3

Reconciliation of reported capital with eligible equity in accordance with BIS

31.12.2003 € m	Core capital/ equity	Minority interests	Supplementary/ subordinated capital	Tier III capital	Total
Reported in balance sheet	9,091	1,213	8,381	–	18,685
Reclassifications					
Minority interests[1]	932	–1,023			–91
Tier III capital			–125	125	0
Deduction of goodwill, if relevant for Basel consolidation	–187				–187
Changes in consolidated companies	374				374
Parts of subordinated capital not eligible due to limited remaining lifetime			–1,010		–1,010
Revaluation reserve and measurement of cash flow hedges	–4	–190			–194
Latent revaluation reserves for securities			477		477
General provisions/ reserves for defaults			300		300
Other differences	51		–155		–104
Eligible equity	**10,257**	**0**	**7,868**	**125**	**18,250**

[1] excluding net profit

(86) Liquidity ratio of Commerzbank AG (Principle II)

Pursuant to Art. 11, KWG, banks are obliged to invest their funds such that adequate liquidity for payment purposes is guaranteed at all times. They have to demonstrate that they have adequate liquidity in the form of a liquidity analysis (Principle II). The liquidity-weighted assets (claims, securities, etc.), structured to reflect their respective maturity brackets, are set off against certain liquidity-weighted balance-sheet and off-balance-sheet liabilities (liabilities, lending commitments), broken down by remaining lifetime. The ratio between the funds in the first maturity bracket (remaining life of up to one month) and the payment obligations which may fall due during this period has to reach a value of one every day. If the ratio registers the value of one, liquidity is considered to be adequate. As of December 31, 2003, the liquidity ratio worked out by Commerzbank AG was 1.12 (previous year: 1.13). Excess liquidity stood at €14.6bn (previous year: €14.8bn).

(87) Securitization of credits

The use of credit derivatives (such as credit default swaps, total return swaps, and credit-linked notes) can reduce the imputed risk of a loan portfolio, whereby the hedging effect of a credit derivative may relate both to individual credits or securities and to entire portfolios of loans or securities. As a rule, security is furnished by means of a synthetic securitization (credit default swap) or in the form of cash security. But forms of traditional cover (e.g. the disposal of claims) are also possible. The hedging programmes launched by the Commerzbank Group are intended to ease the strain on regulatory capital.

By the end of the 2003 financial year, Commerzbank AG and two of its subsidiaries had launched ten securitization programmes as the buyers of protection.

The time band stretches from 4 to 32 years. All told, credits to customers of €13.3bn had been hedged by end-December 2003. This eased the burden on the Bank's risk-weighted assets by €9.4bn.

Name of transaction	Year of conclusion	Duration of transaction in years	Type of claim	Size of credit €m	Reduction of risk-weighted assets €m	Buyer of protection
Kaiserplatz 263	1999	6[1]	Corporate loans	1,500	1,182	Commerzbank AG
Residence 2000-1	2000	32	Private home loans	707	455	Commerzbank AG (CLN)
Residence 2000-1	2000	32	Private home loans	983	436	Commerzbank AG (CDS)
Residence 2001-1	2001	30	Private home loans	1,262	517	Commerzbank AG
Paneuropean CLO	2001	6	Corporate loans	3,243	2,432	Commerzbank AG
Paneuropean CLO	2001	6	Corporate loans	37	30	Commerzbank (Nederland) N.V.
Paneuropean CLO	2001	6	Corporate loans	55	44	Commerzbank International S.A., Luxembourg[2]
Promise C 2002-1	2002	8	Corporate loans	1,470	1,243	Commerzbank AG
Residence 2002-1	2002	31	Private home loans	1,310	1,310	Commerzbank AG
Residence 2002-2	2002	31	Private home loans	1,324	826	Commerzbank AG
Residence 2003-1	2003	30	Private home loans	1,397	889	Commerzbank AG
				13,288	**9,364**	

1) extended by two years

2) after Commerzbank International (Europe), Dublin, was merged with Commerzbank International S.A. Luxembourg

(88) Average number of staff employed by the Bank during the year

	2003			2002		
	total	male	female	total	male	female
Group	32,898	17,515	15,383	36,450	19,082	17,368
in Germany	25,559	12,747	12,812	28,785	14,375	14,410
abroad	7,339	4,768	2,571	7,665	4,707	2,958

The above figures include both full-time and part-time personnel. Not included in the figures are the average number of employees undergoing training within the Group. The average time worked by part-time staff is 55% (previous year: 58%) of the standard working time.

	total		male		female	
	2003	2002	2003	2002	2003	2002
Trainees	1,437	1,526	559	576	878	950

(89) Remuneration and loans to board members

The following remuneration was paid to members of the Board of Managing Directors and the Supervisory Board:

	2003 €1,000	2002 €1,000
Board of Managing Directors	7,014	11,097
Supervisory Boards	520	613
Retired managing directors and their dependents	7,022	7,567

The Board of Managing Directors' overall remuneration amounted to 7,014 thousand euros, which includes the Chairman's remuneration of 1,420 thousand euros. The remuneration of the Board of Managing Directors is made up of the following components

1. Fixed remuneration
The fixed remuneration of the members of the Board of Managing Directors amounted to €360,000 each in the 2003 financial year; the chairman received an additional premium. The fixed remuneration remained unchanged on the previous year.

2. Variable remuneration (bonus)
The variable remuneration received by a member of the Board of Managing Directors is based on the Group's business success and the attainment of individual targets. As variable remuneration is dependent upon the presentation of established and audited consolidated financial statements as the basis for assessing the Group's business success, it is paid in the current year for performance in the past year and is included in the published remuneration of the Board in the current year. The aggregate amount of variable remuneration paid in 2003 for the 2002 financial year to active members of the Board of Managing Directors of Commerzbank AG as the parent company of the Group was €3.0m as against €4.9m a year earlier. This represents a decline of 38.8%.

3. Remuneration of the boards of subsidiaries
The above table also includes the remuneration paid to members of the Board of Managing Directors in selected cases for taking on board functions at subsidiaries.

4. Share-based remuneration
Active members of the Board of Managing Directors have participated in the Long-Term Performance plans of 1999 to 2003, described in note 28, by investing in altogether

36,200 Commerzbank shares at the currently valid daily price. No payments were made under these plans in the 2003 financial year. A provision of €6.3m has been formed to cover expected payments in the future under LTP 2003; of this amount, €0.3m relates to active members of the Board of Managing Directors.

5. Remuneration in kind
Members of the Board of Managing Directors are granted remuneration in kind on the usual scale. In 2003, these benefits were equivalent to €598,869.

6. Shares, stock options and similar rights
In line with the German Corporate Governance Code, purchases and disposals of Commerzbank shares and options by members of the Board of Managing Directors have to be reported if they exceed the amount of €25,000 within 30 days. The Bank publishes these on its internet site. On November 13, 2003, 2,000 shares were bought by a member of the Board of Managing Directors to the value of 30 thousand euros.

7. Pension commitments
For active and former members of the Board of Managing Directors and their surviving dependents, the Bank has established a provision for old age, which, as planned and explained in detail last year, was partially invested with Commerzbank Pension Trust e.V. in this financial year.

As a result, the subsequently remaining provisions for pension commitments as of end-2003 amounted to €3.6m for active members and €8.4m for former members of the Board of Managing Directors and their surviving dependents. The pension commitments (defined-benefit obligations) pursuant to IAS for members of the Board of Managing Directors or their dependents amounted to €72.3m on December 31, 2003.

In the course of adapting the articles of association of Commerzbank AG to the rules of the **German Corporate Governance Code**, the remuneration of the Supervisory Board was also altered with effect from July 1, 2003, as resolved by the AGM on May 30, 2003. In accordance with both the former and the new provision contained in the articles of association, no variable remuneration could be paid to the Supervisory Board in the 2003 financial year. For their activity on the Supervisory Board in the past financial year, the Bank paid members the following fixed remuneration, which was calculated on the basis of different provisions in either the first or the second half of the year.

- The Chairman of the Supervisory Board, who belonged to the Supervisory Board throughout the entire 2003 financial year, received €33,050.71 and additionally for chairing both the Presiding and the Risk Committees altogether €20,000.

- Nine members who belonged to the Supervisory Board throughout the entire financial year received €11,525.35 each. In addition, one member received €15,000 for chairing the Audit Committee and being a member of the Risk Committee. Four other members of the Supervisory Board received an additional €5,000 each as they were members of a Supervisory Board committee.

- Nine members of the Supervisory Board whose term of office began after the Annual General Meeting on May 30, 2003, received €10,255.65 each, and four of them an extra €5,000 each as they were members of a Supervisory Board committee. The newly elected Deputy Chairman of the Supervisory Board received €20,383.47 and an additional €5,000 for being a member of a Supervisory Board committee.

All told, €262,795.10 was paid to the Chairman, Deputy Chairman and members of the Supervisory Board and €80,000 for the chairman and members of the Presiding, Audit and Risk Committees. At the same time, the members of the Supervisory Board had their expenses reimbursed as well as the turnover tax levied on their remuneration. Altogether €99,000 was paid by way of meeting attendance fees for participation in the meetings of the Supervisory Board and the three above-mentioned committees during the second half of 2003, i.e. €1,500 per meeting attended. The members of the Supervisory Board and its committees may be found on p. 177f. of this annual report.

No purchases or disposals by members of the Supervisory Board of Commerzbank shares and options exceeding €25,000 overall within 30 days were reported in the 2003 financial year.

All told, the Board of Managing Directors and Supervisory Board held no more than 1% of the issued shares and option rights of Commerzbank AG on December 31, 2003.

On the balance-sheet date, the aggregate amount of advances and loans granted, as well as contingent liabilities, was as follows:

	31.12.2003 €1,000	31.12.2002 €1,000
Board of Managing Directors	3,382	5,231
Supervisory Boards	1,631	1,318

Interest at normal market rates is paid on all the loans to members of the Board of Managing Directors and the Supervisory Boards.

(90) Other commitments

Commitments towards companies both outside the Group and not included in the consolidation for uncalled payments on shares in private limited-liability companies issued but not fully paid amount to €7m (previous year: €17m).

The Bank is responsible for the payment of assessments of up to €38m to Liquiditäts-Konsortialbank (Liko) GmbH, Frankfurt am Main, the "lifeboat" institution of the German banking industry. The individual banking associations have also declared themselves responsible for the payment of assessments to Liko. To cover such assessments, Group companies have pledged to Liko that they will meet any payment in favour of their respective associations.

Under Art. 5, (10) of the statutes of the German banks' Deposit Insurance Fund, we have undertaken to indemnify the Association of German Banks, Berlin, for any losses incurred through support provided for banks in which Commerzbank holds a majority interest.

Obligations towards futures and options exchanges and also towards clearing centres, for which securities have been deposited as collateral, amount to €960m (previous year: €1,957m).

Our subsidiaries Caisse Centrale de Réescompte S.A., Paris, and ADIG-Investment Luxemburg S.A., Luxembourg, have provided performance guarantees for selected funds.

The Group's existing obligations arising from rental and leasing agreements – buildings, office furniture and equipment – will lead to expenses of €239m in 2004, €176m per year in the years 2005-2007, and €124m as from the year 2008.

(91) Letter of comfort

In respect of the subsidiaries listed below and included in the consolidated financial statements of our Bank, we ensure that, except in the case of political risks, they are able to meet their contractual liabilities.

Name	Seat
ADIG-Investment Luxemburg S.A.	Luxembourg
ATBRECOM Limited	London
BRE Bank SA	Warsaw
BRE Leasing Sp. z o.o.	Warsaw
Caisse Centrale de Réescompte, S.A.	Paris
CBG Commerz Beteiligungsgesellschaft mbH	Frankfurt am Main
CCR Actions	Paris
CCR Chevrillon-Philippe	Paris
CCR Gestion	Paris
CCR Gestion Internationale	Paris
CICM Fund Management Limited	Dublin
comdirect bank Aktiengesellschaft (sub-group)	Quickborn
COMINVEST Asset Management GmbH	Frankfurt am Main
Commerz (East Asia) Ltd.	Hong Kong
Commerz Advisory Management Co. Ltd.	British Virgin Islands
Commerz Asset Management (UK) plc	London
Commerz Asset Management Asia Pacific Pte Ltd.	Singapore
Commerz Asset Management Holding GmbH	Frankfurt am Main
Commerz Equity Investments Ltd.	London
Commerz Europe (Ireland), Inc.	Wilmington/Delaware
Commerz Futures, LLC.	Wilmington/Delaware
Commerz International Capital Management (Japan) Ltd.	Tokyo
Commerz Securities (Japan) Company Ltd.	Hong Kong/Tokyo
Commerzbank (Budapest) Rt.	Budapest
Commerzbank (Eurasija) SAO	Moscow
Commerzbank (Nederland) N.V.	Amsterdam
Commerzbank (South East Asia) Ltd.	Singapore
Commerzbank (Switzerland) Ltd	Zurich
Commerzbank Asset Management Asia Ltd.	Singapore
Commerzbank Auslandsbanken Holding AG	Frankfurt am Main
Commerzbank Belgium S.A. N.V.	Brussels
Commerzbank Capital Markets Corporation	New York
Commerzbank Europe (Ireland) Unlimited	Dublin
Commerzbank Europe Finance (Ireland) plc	Dublin
Commerzbank Inlandsbanken Holding AG	Frankfurt am Main
Commerzbank International S.A.	Luxembourg
Commerzbank Overseas Finance N.V.	Curaçao
CommerzLeasing und Immobilien AG (sub-group)	Düsseldorf
Erste Europäische Pfandbrief- und Kommunalkreditbank Aktiengesellschaft in Luxemburg	Luxembourg
European Bank for Fund Services GmbH (ebase)	Haar near Munich
Gracechurch TL Ltd.	London
Hypothekenbank in Essen AG	Essen

Name	Seat
Intermarket Bank AG	Vienna
Jupiter Administration Services Limited	London
Jupiter Asset Management (Asia) Limited	Hong Kong
Jupiter Asset Management (Bermuda) Limited	Bermuda
Jupiter Asset Management Limited	London
Jupiter Asset Managers (Jersey) Limited	Jersey
Jupiter International Group plc	London
Jupiter Unit Trust Managers Limited	London
OLEANDRA Grundstücks-Vermietungsgesellschaft mbH & Co., Objekt Jupiter KG	Düsseldorf
OLEANDRA Grundstücks-Vermietungsgesellschaft mbH & Co., Objekt Luna KG	Düsseldorf
OLEANDRA Grundstücks-Vermietungsgesellschaft mbH & Co., Objekt Neptun KG	Düsseldorf
OLEANDRA Grundstücks-Vermietungsgesellschaft mbH & Co., Objekt Pluto KG	Düsseldorf
OLEANDRA Grundstücks-Vermietungsgesellschaft mbH & Co., Objekt Uranus KG	Düsseldorf
OLEANDRA Grundstücks-Vermietungsgesellschaft mbH & Co., Objekt Venus KG	Düsseldorf
P.T. Bank Finconesia	Jakarta
RHEINHYP-BRE Bank Hipoteczny SA	Warsaw
Stampen S.A.	Brussels
Transfinance a.s.	Prague
Tyndall Holdings Limited	London
Tyndall International Holdings Limited	Bermuda
Tyndall Investments Limited	London
Tyndall Trust International I.O.M. Limited	Isle of Man
von der Heydt-Kersten & Söhne	Wuppertal-Elberfeld

(92) Corporate Governance Code

We have issued our declaration of compliance with the German Corporate Governance Code pursuant to Art. 161, German Stock Corporation Act – AktG and made it available to shareholders on the internet (www.commerzbank.com).

Boards of Commerzbank Aktiengesellschaft

Supervisory Board

Dr. Walter Seipp
Honorary Chairman

Dr. h.c. Martin Kohlhaussen
Chairman

Uwe Tschäge*)
Deputy Chairman

Hans-Hermann Altenschmidt*)

Dott. Sergio Balbinot

Herbert Bludau-Hoffmann*)

Astrid Evers*)

Uwe Foullong

Daniel Hampel*)

Dr.-Ing. Otto Happel

*) *since May 30, 2003*

Dr. jur. Heiner Hasford*)

Sonja Kasischke*)

Wolfgang Kirsch*)

Werner Malkhoff*)

Klaus Müller-Gebel

Dr. Sabine Reiner*)

Dr. Erhard Schipporeit

Prof. Dr.-Ing. Ekkehard Schulz

Prof. Dr. Jürgen F. Strube

Dr. Klaus Sturany

Dr.-Ing. E.h. Heinrich Weiss

The following members left the Supervisory Board on May 30, 2003, when their period of office ended:

Hans-Georg Jurkat
Deputy Chairman

Heinz-Werner Busch

Oswald Danzer

Detlef Kayser

Dieter Klinger

Dr. Torsten Locher

Mark Roach

Werner Schönfeld

Alfred Seum

Hermann Josef Strenger

Board of Managing Directors

Klaus-Peter Müller
Chairman

Martin Blessing

Mehmet Dalman

Wolfgang Hartmann

Andreas de Maizière

Klaus M. Patig

Dr. Axel Frhr. v. Ruedorffer
(until May 30, 2003)

Dr. Eric Strutz *(since April 1, 2004)*

Nicholas Teller *(since April 1, 2003)*

Holdings in affiliated and other companies

Affiliated companies included in the consolidation

Name	Seat	Share of capital held in %	of which: indirectly in %		Equity in 1,000
Atlas-Vermögensverwaltungs-Gesellschaft mbH	Bad Homburg v.d.H.	100.0		€	691,667
ATBRECOM Limited	London	100.0	100.0	€	11
TOMO Vermögensverwaltungsgesellschaft mbH	Frankfurt am Main	100.0	100.0	€	22,778
Zweite Umbra Vermögensverwaltungs-gesellschaft mbH	Frankfurt am Main	100.0	100.0	€	46
BRE Bank SA	Warsaw	72.2		Zl	1,583,287
BRE Leasing Sp. z o.o.	Warsaw	100.0	100.0	Zl	28,037
Intermarket Bank AG	Vienna	54.8	54.8	€	16,194
RHEINHYP-BRE Bank Hipoteczny SA	Warsaw	50.0	50.0	Zl	140,912
Transfinance a.s.	Prague	100.0	100.0	Kč	195,477
Caisse Centrale de Réescompte, S.A.	Paris	99.6		€	170,315
CCR Actions	Paris	92.0	92.0	€	1,872
CCR Chevrillon-Philippe	Paris	85.0	85.0	€	2,661
CCR Gestion	Paris	96.0	96.0	€	7,037
CCR Gestion Internationale	Paris	100.0	100.0	€	2,514
Commerz (East Asia) Ltd.	Hong Kong	100.0		€	44,801
Commerz Asset Management (UK) plc	London	100.0		£	184,091
Jupiter International Group plc (sub-group)	London	100.0	100.0	£	180,581
Jupiter Asset Management Limited	London	100.0	100.0		
Jupiter Unit Trust Managers Limited	London	100.0	100.0		
Tyndall Holdings Limited	London	100.0	100.0		
Jupiter Administration Services Limited	London	100.0	100.0		
Tyndall Investments Limited	London	100.0	100.0		
Tyndall International Holdings Limited	Bermuda	100.0	100.0		
Jupiter Asset Management (Asia) Limited	Hong Kong	100.0	100.0		
Jupiter Asset Management (Bermuda) Limited	Bermuda	100.0	100.0		
Jupiter Asset Management (Jersey) Limited	Jersey	100.0	100.0		
Jupiter Asset Managers (Jersey) Limited	Jersey	100.0	100.0		
Tyndall Trust International I.O.M. Limited	Isle of Man	100.0	100.0		
Tyndall International Group Limited	Bermuda	100.0	100.0		
Lanesborough Limited	Bermuda	52.9	52.9		
NALF Holdings Limited	Bermuda	100.0	100.0		
The New Asian Property Fund Limited	Bermuda	66.8	66.8		
Commerz Asset Management Holding GmbH	Frankfurt am Main	100.0		€	505,574
ADIG-Investment Luxemburg S.A.	Luxembourg	100.0	100.0	€	46,972
CICM Fund Management Limited	Dublin	100.0	100.0	€	4,578
COMINVEST Asset Management GmbH	Frankfurt am Main	100.0	100.0	€	121,351
Commerz Asset Management Asia Pacific Pte Ltd.	Singapore	100.0	100.0	S$	29,152
Commerz Advisory Management Co. Ltd.	British Virgin Islands	100.0	100.0	TWD	472,271
Commerzbank Asset Management Asia Ltd.	Singapore	100.0	100.0	S$	31,284
Commerz International Capital Management (Japan) Ltd.	Tokyo	100.0	100.0	¥	467,375

Affiliated companies included in the consolidation

Name	Seat	Share of capital held in %	of which: indirectly in %		Equity in 1,000
European Bank for Fund Services GmbH (ebase)	Haar near Munich	100.0	100.0	€	39,018
CBG Commerz Beteiligungsgesellschaft Holding mbH	Bad Homburg v.d.H.	100.0		€	6,137
CBG Commerz Beteiligungsgesellschaft mbH	Frankfurt am Main	100.0	100.0	€	12,244
Commerz Business Consulting AG	Frankfurt am Main	100.0		€	3,899
Commerz Equity Investments Ltd.	London	100.0		£	50,012
Commerz Futures, LLC.	Wilmington/Delaware	100.0	1.0	US$	15,145
Commerz Grundbesitzgesellschaft mbH	Wiesbaden	100.0		€	109,147
Commerz Grundbesitz-Investmentgesellschaft mbH	Wiesbaden	75.0	75.0	€	46,033
Commerz Securities (Japan) Company Ltd.	Hong Kong/Tokyo	100.0		¥	7,534,302
Commerz Service Gesellschaft für Kundenbetreuung mbH	Quickborn	100.0		€	26
Commerzbank (Budapest) Rt.	Budapest	100.0		Ft	14,933,298
Commerzbank (Eurasija) SAO	Moscow	100.0		Rbl	1,169,041
Commerzbank (South East Asia) Ltd.	Singapore	100.0		€	125,514
Commerzbank Auslandsbanken Holding AG	Frankfurt am Main	100.0		€	3,571,458
Commerzbank (Nederland) N.V.	Amsterdam	100.0	100.0	€	227,097
Commerzbank (Switzerland) Ltd	Zurich	100.0	100.0	sfr	207,159
Commerzbank International S.A.	Luxembourg	100.0	100.0	€	1,154,812
Commerzbank Belgium S.A. N.V.	Brussels	100.0		€	44,923
Commerzbank Capital Markets (Eastern Europe) a.s.	Prague	100.0		Kč	533,318
Commerzbank Capital Markets Corporation	New York	100.0		US$	190,136
Commerzbank Europe (Ireland) Unlimited	Dublin	44.0	4.0	€	534,348
Commerz Europe (Ireland), Inc.	Wilmington/Delaware	100.0	100.0	US$	5
Commerzbank Europe Finance (Ireland) plc	Dublin	100.0	100.0	€	47
Commerzbank Immobilien- und Vermögensverwaltungsgesellschaft mbH	Frankfurt am Main	100.0		€	30
Commerzbank Inlandsbanken Holding AG	Frankfurt am Main	100.0		€	2,482,491
comdirect bank Aktiengesellschaft (sub-group)	Quickborn	58.7	58.7	€	559,531
comdirect ltd.	London	100.0	100.0		
comdirect private finance AG	Quickborn	100.0	100.0		
Commerzbank Overseas Finance N.V.	Curaçao	100.0		€	1,089
CommerzLeasing und Immobilien AG (sub-group)	Düsseldorf	100.0	94.5	€	97,223
ASTRIFA Mobilien-Vermietungsgesellschaft mbH	Düsseldorf	100.0	100.0		
CFB Commerz Fonds Beteiligungsgesellschaft mbH	Düsseldorf	100.0	100.0		
CFB Verwaltung und Treuhand GmbH	Düsseldorf	100.0	100.0		
COBA Vermögensverwaltungsgesellschaft mbH	Düsseldorf	100.0	100.0		
CommerzProjektconsult GmbH	Frankfurt am Main	100.0	100.0		
Commerz Immobilien GmbH	Düsseldorf	100.0	100.0		
CommerzBaucontract GmbH	Düsseldorf	100.0	100.0		
CommerzBaumanagement GmbH	Düsseldorf	100.0	100.0		
CommerzBaumanagement GmbH und CommerzImmobilien GmbH GbR – Neubau Molegra	Düsseldorf	100.0	100.0		

Affiliated companies included in the consolidation

Name	Seat	Share of capital held in %	of which: indirectly in %		Equity in 1,000
CommerzLeasing Mobilien GmbH	Düsseldorf	100.0	100.0		
CommerzLeasing Auto GmbH	Düsseldorf	100.0	100.0		
CommerzLeasing Mietkauf GmbH	Düsseldorf	100.0	100.0		
FABA Vermietungsgesellschaft mbH	Düsseldorf	95.0	95.0		
Hansa Automobil Leasing GmbH	Hamburg	100.0	100.0		
NESTOR GVG mbH & Co. Objekt ITTAE Frankfurt KG	Düsseldorf	100.0	95.0		
NOVELLA GVG mbH	Düsseldorf	100.0	100.0		
SECUNDO GVG mbH	Düsseldorf	100.0	100.0		
CORECD Commerz Real Estate Consulting and Development GmbH	Berlin	100.0	48.8	€	999
Erste Europäische Pfandbrief- und Kommunalkreditbank Aktiengesellschaft in Luxemburg	Luxembourg	75.0		€	53,743
Gracechurch TL Ltd.	London	100.0		€	20,049
Hypothekenbank in Essen AG	Essen	51.0		€	665,039
Montgomery Asset Management, LLC	San Francisco/ Wilmington	100.0	0.3	US$	11,479
OLEANDRA Grundstücks-Vermietungsgesellschaft mbH & Co., Objekt Jupiter KG	Düsseldorf	100.0		€	13,640
OLEANDRA Grundstücks-Vermietungsgesellschaft mbH & Co., Objekt Luna KG	Düsseldorf	100.0		€	1,918
OLEANDRA Grundstücks-Vermietungsgesellschaft mbH & Co., Objekt Neptun KG	Düsseldorf	100.0		€	6,396
OLEANDRA Grundstücks-Vermietungsgesellschaft mbH & Co., Objekt Pluto KG	Düsseldorf	100.0		€	21,750
OLEANDRA Grundstücks-Vermietungsgesellschaft mbH & Co., Objekt Uranus KG	Düsseldorf	100.0		€	23,818
OLEANDRA Grundstücks-Vermietungsgesellschaft mbH & Co., Objekt Venus KG	Düsseldorf	100.0		€	13,374
P.T. Bank Finconesia	Jakarta	51.0		Rp.	182,894,000
Service-Center Inkasso GmbH Düsseldorf	Düsseldorf	100.0		€	125
Stampen S.A.	Brussels	99.4		€	11,001
von der Heydt-Kersten & Söhne	Wuppertal-Elberfeld	100.0		€	5,113

Associated companies included in the consolidation at equity

Name	Seat	Share of capital held in %	of which: indirectly in %		Equity in 1,000
Capital Investment Trust Corporation	Taipei/Taiwan	24.3	5.0	TWD	1,338,191
Commerz Unternehmensbeteiligungs-Aktiengesellschaft	Frankfurt am Main	40.0		€	118,609
ComSystems GmbH	Düsseldorf	49.0	49.0	€	–492
COMUNITHY Immobilien AG	Düsseldorf	49.9	49.9	€	–6,294
Deutsche Schiffsbank Aktiengesellschaft	Bremen/Hamburg	40.0	40.0	€	372,787
Eurohypo Aktiengesellschaft	Frankfurt am Main	31.8	31.8	€	4,736,542
ILV Immobilien-Leasing Verwaltungsgesellschaft Düsseldorf mbH	Düsseldorf	50.0	47.0	€	28,124
IMMOPOL GmbH & Co. KG	Munich	40.0	40.0	€	0
KEB Commerz Investment Trust Management Co. Ltd.	Seoul	45.0		₩	32,483,672
Prospect Poland UK, L.P.	St.Helier/Jersey	39.1	1.2	US$	4,505
Second Interoceanic GmbH	Hamburg	24.8	24.8	€	102,207

Special-purpose entities and non-publicly-offered funds included in the consolidation pursuant to IAS 27 and SIC-12

Name	Seat/ seat of management company	Share of capital held or share of investor in fund in %		Equity or fund's assets in 1,000
Special-purpose entities				
Comas Strategy Fund I Limited	Grand Cayman	0.0	US$	0
Four Winds Funding Corporation	Wilmington/Delaware	0.0	US$	–5,983
Hanging Gardens 1 Limited	Grand Cayman	0.0	€	7
Plymouth Capital Limited	St.Helier/Jersey	0.0	€	0
Non-publicly-offered funds				
ABN AMRO-Credit Spread-Fonds	Frankfurt am Main	100.0	€	107,800
CDBS-Cofonds	Frankfurt am Main	100.0	€	105,183
CICO-Fonds I	Frankfurt am Main	100.0	€	122,219
CICO-Fonds II	Frankfurt am Main	100.0	€	229,072
Commerzbank Alternative Strategies-Global Hedge	Luxembourg	100.0	US$	110,095
dbi-Fonds HIE1	Frankfurt am Main	100.0	€	104,442
DEGEF-Fonds HIE 1	Frankfurt am Main	100.0	€	112,803
DEVIF-Fonds Nr. 533	Frankfurt am Main	100.0	€	158,336
GRUGAFONDS Anteile	Munich	100.0	€	104,750
HIE-Cofonds I	Frankfurt am Main	100.0	€	88,712
HIE-Cofonds II	Frankfurt am Main	100.0	€	168,541
HIE-Cofonds III	Frankfurt am Main	100.0	€	168,538
HIE-Cofonds IV	Frankfurt am Main	100.0	€	84,354

Other major companies not included in the consolidation

Name	Seat	Share of capital held in %	of which: indirectly in %		Equity in 1,000
ALNO Aktiengesellschaft	Pfullendorf	28.7		€	15,709
Regina Verwaltungsgesellschaft	Munich	25.0	25.0	€	403,847

Frankfurt am Main, March 5, 2004
The Board of Managing Directors



group auditors' certificate

We have audited the consolidated financial statements as prepared by Commerzbank Aktiengesellschaft, Frankfurt am Main, consisting of the balance sheet, the income statement and the statement of changes in equity and cash flows as well as the notes to the financial statements for the business year from January 1 to December 31, 2003. The preparation and the content of the consolidated financial statements in accordance with the International Financial Reporting Standards of the IASB (IFRS) are the responsibility of the Company's Board of Managing Directors. Our responsibility is to express an opinion, based on our audit, whether the consolidated financial statements are in accordance with the IFRS.

We conducted our audit of the consolidated financial statements in accordance with German auditing regulations and generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW), in additional consideration of the International Standards on Auditing (ISA). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatements. Knowledge of the business activities and the economic and legal environment of the Company and evaluations of possible misstatements are taken into account in the determination of audit procedures. The evidence supporting the amounts and disclosures in the consolidated financial statements are examined on a test basis within the framework of the audit. The audit includes the assessment of the accounting principles used and significant estimates made by the Board of Managing Directors, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the net assets, financial position, results of operations and cash flows for the business year in accordance with IFRS.

Our audit, which in accordance with German auditing rules also extends to the Group management report prepared by the Board of Managing Directors for the business year from January 1 to December 31, 2003, has not led to any reservations. In our opinion, on the whole the Group management report together with the other details of the consolidated financial statements provides a suitable understanding of the Group's position and suitably presents the risks of future development. In addition, we confirm that the consolidated financial statements and the Group management report for the business year from January 1 to December 31, 2003 satisfy the conditions required for the Company's exemption from its duty to prepare consolidated financial statements and the Group management report in accordance with German accounting law.

Frankfurt am Main, March 8, 2004

PwC Deutsche Revision
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

(Friedhofen)	(Rausch)
Wirtschaftsprüfer	Wirtschaftsprüfer
(German public accountant)	(German public accountant)



Martin Kohlhaussen

report of the supervisory board

Dear shareholders,

In the past business year, we carried out our full duties under the law and the Bank's statutes – advising and monitoring the Board of Managing Directors in their conduct of the Bank's affairs. We were included in all the Bank's major decisions requiring the approval of the Supervisory Board. The Board of Managing Directors informed us regularly, promptly and extensively, in both written and verbal form about business progress, strategy and corporate planning, as well as about all transactions of major significance for the Bank and the Group. We held particularly detailed discussions on the outcome of special meetings of the Board of Managing Directors, presented to us by the latter. The Supervisory Board or its committees approved measures of the Board of Managing Directors wherever such approval was required by law. In addition, the Chairman of the Supervisory Board maintained close contact with the Board of Managing Directors, and especially with its Chairman. He received the minutes of meetings of the Board of Managing Directors together with the proposed resolutions, and had himself constantly informed about the current business and risk situation and also on all important occurrences for the Bank.

All told, we held six meetings in the past financial year and had intensive discussions with the Board of Managing Directors on the business situation. No member of the Supervisory Board attended fewer than half of the meetings. No conflicts of interest occurred in the year under review.

Main points dealt with

At plenary sessions, we arranged for regular reports on the implementation of the Bank's cost-cutting programmes and discussed the planned and adopted measures in depth with the Board of Managing Directors. We noted with appreciation the great progress made by the Bank in this respect. We found it especially positive that the Board of Managing Directors managed to realize the resolved staff reductions in the year under review practically without having to dismiss personnel.

We dealt repeatedly and in some detail with the changes in the German and international banking scene as well as the resulting strategic options for Commerzbank, discussing possible measures and alternatives with the Board of Managing Directors. We support the efforts of the Board of Managing Directors to achieve a sustained improvement in the Bank's earnings power in this difficult economic setting. Asset management and retail banking in particular produced encouraging results. We received detailed reports on the Asset Management and Corporate Banking areas.

An intensive discussion was triggered by Commerzbank's revaluation measure in autumn 2003, when the Bank freed itself from unrealized losses by writing down altogether €2.3bn on the book value of investments and subsequently effecting a capital increase. We had the Board of Managing Directors explain the reasons for this measure in detail and discussed it with them at length. After exhaustive consultation, we supported the transaction in the interest of creating the conditions for dynamic growth on the part of the Bank.

Work in the committees

The Presiding Committee met five times altogether in the year under review. It also adopted four resolutions outside meetings. Apart from business progress and the individual business lines, its main topic was the revaluation measure. The Presiding Committee dealt with personnel issues relating to the Board of Managing Directors and had the latter report on all strategic decisions and also on the outcome of internal auditing. Insofar as the Presiding Committee covered topics which were also treated at plenary sessions, it discussed them in more detail.

Last year, the Risk Committee devoted itself intensively in four meetings to the Bank's risk management. In addition to the general risk of the Commerzbank Group, detailed reports on major credit exposures were presented at the meetings. The members received regular risk reports. Discussion focused on approving a Risk Manual describing the Bank's risk policy and on implementing the Minimum requirements for the lending business of credit institutions (MaK). The Risk Committee also dealt with credits requiring its approval. A further topic was the changes in the Bank's investments portfolio. At its meetings, the Risk Committee received reports on the planned measures and also the current position. As a very quick decision was often needed in order to conclude transactions, the Risk Committee adopted six resolutions in all during the year under review by circulating the documents instead of convening a meeting.

The Audit Committee met five times altogether in the past year, the auditors attending four of the meetings to report on their work. The Board of Managing Directors also provided information on issues relevant to the audit. Between meetings, the chairman of the Audit Committee was constantly in contact with

the auditors. The Committee subjected the financial statements and consolidated financial statements to intensive scrutiny, discussing these and the results of the audit with the auditors. The Audit Committee established the independence of the auditors before proposing their appointment to the AGM. It commissioned the appointed auditors to conduct the audit and after extensive discussion it reached agreement with them on the main points of the audit and their fee.

The Social Welfare Committee met once in the 2003 business year and primarily received reports on staff reductions and their impact, as well as on other measures in the personnel and social welfare areas. The Conciliation Committee did not have to be convened in the year under review.

The committees regularly reported on their work at plenary sessions.

Corporate governance

We frequently discussed the implementation of the German Corporate Governance Code. In November 2002, we issued a declaration of compliance pursuant to Art. 161, AktG together with the Board of Managing Directors, which was updated in February 2003. Last July's amendments to the German Corporate Governance Code were taken into account in a declaration of compliance on November 11, 2003. A detailed report by the Board of Managing Directors and Supervisory Board on corporate governance at Commerzbank AG appears on pages 14-17 of this annual report.

Financial statements and consolidated financial statements

PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft has audited the annual financial statements and the consolidated financial statements for the 2003 financial year, giving each their unqualified certification. The financial statements and the management report of the Parent Bank were prepared according to the accounting rules of the German Commercial Code (HGB), the consolidated financial statements and the Group management report according to International Accounting Standards (IAS). The financial statements and the consolidated financial statements, the Parent Bank's management report and the Group management report were sent to all members of the Supervisory Board in good time. In addition, the members of the Audit Committee received the complete annexes and notes relating to the auditors' reports. At today's meeting, the Audit Committee considered the financial statements in detail. At our meeting today for this purpose, we also discussed and examined the documents at length. The auditors attended both meetings in order to explain the main findings of the audit and to be available for questions.

In view of the final outcome of our own examination as well as that of the Audit Committee, we concur with the findings of the auditors. The financial statements of the Parent Bank and the Group have given rise to no objections. At today's meeting, we approved the financial statements for the Parent Bank and the Group presented by the Board of Managing Directors, which accordingly may be regarded as adopted.

Changes in Board of Managing Directors and Supervisory Board

With the close of the AGM on May 30, 2003, the five-year term of office of the members of the Supervisory Board came to an end. On the shareholder representative side, Hermann Josef Strenger and of the employee representatives Heinz-Werner Busch, Oswald Danzer, Hans-Georg Jurkat, Detlef Kayser, Dieter Klinger, Dr. Torsten Locher, Mark Roach, Werner Schönfeld and Alfred Seum did not seek re-election. We wish to thank these former members once again for their trustworthy and committed efforts on our Supervisory Board during the past term of office.

On the shareholder representative side, Dr. jur. Heiner Hasford was newly elected to the Supervisory Board. Dr. Sergio Balbinot, Dr.-Ing. Otto Happel, Dr. h.c. Martin Kohlhaussen, Klaus Müller-Gebel, Dr. Erhard Schipporeit, Prof. Dr.-Ing. Ekkehard Schulz, Prof. Dr. Jürgen F. Strube, Dr. Klaus Sturany and Dr.-Ing. E.h. Heinrich Weiss were re-elected. In the election of employee representatives, which took place before the AGM, Uwe Foullong was re-elected. Hans-Hermann Altenschmidt, Herbert Bludau-Hoffmann, Astrid Evers, Daniel Hampel, Sonja Kasischke, Wolfgang Kirsch, Werner Malkhoff, Dr. Sabine Reiner and Uwe Tschäge are the new employee representatives on the Supervisory Board.

In the constituent meeting immediately after the AGM, Dr. h.c. Martin Kohlhaussen was elected Chairman and Uwe Tschäge Deputy Chairman of the Supervisory Board. At this meeting, we also elected the members of the five committees of the Supervisory Board.

For age reasons, Dr. Axel Frhr. v. Ruedorffer resigned from the Board of Managing Directors at the close of the last AGM. We are greatly indebted to him for his long and successful activity on behalf of the Group. Upon Dr. v. Ruedorffer's retirement from the Board of Managing Directors, Dr. Eric Strutz assumed the function of Chief Financial Officer (CFO) as from June 1, 2003. His appointment as a member of the Board of Managing Directors, resolved by the Supervisory Board, will become effective on April 1, 2004. We also appointed Nicholas Teller to the Board of Managing Directors with effect from April 1, 2003. On the same date, the function of personnel director passed from Klaus M. Patig to Andreas de Maizière.

We thank the Board of Managing Directors as well as all the Bank's staff for their great commitment and efforts in the 2003 financial year.

Frankfurt am Main, March 23, 2004

The Supervisory Board

Martin Kohlhaussen
Chairman

supervisory board

Dr. Walter Seipp
Honorary Chairman
Frankfurt am Main

Dr. h.c. Martin Kohlhaussen
Chairman
Frankfurt am Main

Uwe Tschäge
Deputy Chairman
Commerzbank AG
Düsseldorf

Hans-Hermann Altenschmidt
Commerzbank AG
Essen

Dott. Sergio Balbinot
Managing Director
Assicurazioni Generali S.p.A.
Trieste

Herbert Bludau-Hoffmann
Trade Union Secretary
Financial Services
North Rhine-Westphalia
ver.di Essen Branch
Essen

Astrid Evers
Commerzbank AG
Hamburg

Uwe Foullong
Head of Coordination
Financial Services
ver.di National Administration
Berlin

Daniel Hampel
Commerzbank AG
Berlin

Dr.-Ing. Otto Happel
Luserve AG
Lucerne

Dr. jur. Heiner Hasford
Member of the Board of
Managing Directors
Münchener Rückversicherungs-
Gesellschaft AG
Munich

Sonja Kasischke
Commerzbank AG
Brunswick

Wolfgang Kirsch
Commerzbank AG
Frankfurt am Main

Werner Malkhoff
Commerzbank AG
Frankfurt am Main

Klaus Müller-Gebel
Bad Soden

Dr. Sabine Reiner
Trade Union Specialist
Economic Policy
ver.di National Administration
Berlin

Dr. Erhard Schipporeit
Member of the Board of
Managing Directors
E.ON Aktiengesellschaft
Düsseldorf

Prof. Dr.-Ing. Ekkehard Schulz
Chairman of the Board of
Managing Directors
ThyssenKrupp AG
Duisburg

Prof. Dr. Jürgen F. Strube
Chairman of the
Supervisory Board
BASF Aktiengesellschaft
Ludwigshafen

Dr. Klaus Sturany
Member of the Board of
Managing Directors
RWE Aktiengesellschaft
Essen

Dr.-Ing. E.h. Heinrich Weiss
Chairman of the Board of
Managing Directors
SMS Aktiengesellschaft
Düsseldorf

committees of the supervisory board

Presiding Committee	Dr. h.c. Martin Kohlhaussen, Chairman Werner Malkhoff Prof. Dr. Jürgen F. Strube Uwe Tschäge
Audit Committee	Klaus Müller-Gebel, Chairman Hans-Hermann Altenschmidt Dott. Sergio Balbinot Dr.-Ing. Otto Happel Wolfgang Kirsch
Risk Committee	Dr. h.c. Martin Kohlhaussen, Chairman Dr. jur. Heiner Hasford Klaus Müller-Gebel Dr.-Ing. E.h. Heinrich Weiss
Social Welfare Committee	Dr. h.c. Martin Kohlhaussen, Chairman Astrid Evers Daniel Hampel Klaus Müller-Gebel Uwe Tschäge Dr.-Ing. E.h. Heinrich Weiss
Conciliation Committee (Art. 27, (3), German Co-determination Act)	Dr. h.c. Martin Kohlhaussen, Chairman Werner Malkhoff Prof. Dr. Jürgen F. Strube Uwe Tschäge

central advisory board

Dr.-Ing. Burckhard Bergmann
Member of the Board of Managing Directors
E.ON Aktiengesellschaft
Düsseldorf
Chairman of the Board of Managing Directors
Ruhrgas Aktiengesellschaft
Essen

Dr. Michael E. Crüsemann
Member of the Board of Managing Directors
OTTO (GmbH + Co KG)
Hamburg

Christian R. Eisenbeiss
Chairman of the Supervisory Board
Holsten-Brauerei AG
Hamburg

Dr. Hubertus Erlen
Chairman of the Board of Managing Directors
Schering AG
Berlin

Dietrich-Kurt Frowein
Frankfurt am Main

Dr. Manfred Gentz
Member of the Board of Managing Directors
DaimlerChrysler AG
Stuttgart

Prof. Dr.-Ing. E.h. Hans-Olaf Henkel
President
Leibniz-Gemeinschaft
Berlin

Dr.-Ing. Dr.-Ing. E.h. Hans-Peter Keitel
Chairman of the Board of Managing Directors
HOCHTIEF AG
Essen

Uwe Lüders
Wetzlar

Friedrich Lürssen
Chief Executive
Fr. Lürssen Werft GmbH & Co. KG
Bremen

Wolfgang Mayrhuber
Chairman of the Board of Managing Directors
Deutsche Lufthansa Aktiengesellschaft
Cologne/Frankfurt am Main

Friedrich Merz, MdB
Lawyer
C B H Rechtsanwälte
Cologne/Berlin

Dr. Jörg Mittelsten Scheid
General Partner
Vorwerk & Co. KG
Wuppertal

Dr. Christoph M. Müller
Lawyer
Member of the Shareholders' Committee and the Supervisory Board
Vaillant GmbH
Remscheid

Jürgen Radomski
Member of the Board of Managing Directors
Siemens AG
Munich

Hans Reischl
Chairman of the Board of Managing Directors
REWE-Zentral AG
Cologne

Dr. Axel Frhr. v. Ruedorffer
Bad Homburg

Dr. Ernst F. Schröder
General Partner
Dr. August Oetker KG
Bielefeld

Dr.-Ing. Ulrich Schumacher
Chairman of the Board of Managing Directors
Infineon Technologies AG
Munich

Dr. Walter Thiessen
Chairman of the Board of Managing Directors
AMB Generali Holding AG
Aachen

Dr. Klaus Trützschler
Member of the Board of Managing Directors
Franz Haniel & Cie. GmbH
Duisburg

Wilhelm Werhahn
General Partner
Wilh. Werhahn KG
Neuss

Dr. Wendelin Wiedeking
Chairman of the Board of Managing Directors
Dr. Ing. h.c. F. Porsche AG
Stuttgart

board of managing directors



from left to right:

Klaus-Peter Müller

Chairman of the Board of Managing Directors

Staff departments
Accounting and Taxes
Compliance and Security
Corporate Communications and Economic Research
Financial Controlling
Internal Auditing
Strategy and Controlling

Wolfgang Hartmann

Staff department
Risk Control

Banking departments
Credit Operations
Private Customers
Global Credit Operations
Real Estate

Mehmet Dalman

Banking department
Securities

Martin Blessing

Banking departments
Private Banking
Retail Banking

Andreas de Maizière

Staff department
Human Resources

Service departments
Global Operations
Investment Banking
Information Technology:
IT Development
IT Investment Banking
IT Production
IT Support
Organization
Transaction Banking

Klaus M. Patig

Staff departments
Group Treasury
Legal Services

Banking department
Asset Management

Dr. Eric Strutz*

Chief Financial Officer

Nicholas Teller

Banking departments
Corporate Banking
Financial Institutions
Multinational Corporates

* The appointment by the Supervisory Board to the Board of Managing Directors *will become effective on* April 1, 2004.



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Our full annual report and
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ISSN 0414-0443
VKI02041

Investor Relations
Telephone (+49 69) 136 -2 22 55
Fax (+49 69) 136-2 94 92
ir@commerzbank.com

March 24, 2004 04 APR -5 AM 7:21

- **Commerzbank: Supervisory Board approves financial statements**
- **Shareholder structure: 76% held by institutional investors; roughly 360,000 shareholders**
- **January's good earnings performance maintained**

At its meeting on March 23, Commerzbank's supervisory board approved the financial statements for 2003. The figures already published on February 18 remained unchanged. At the meeting, the bank's chairman, Klaus-Peter Müller, announced that the Commerzbank Group had maintained the good performance it registered in January.

In the new annual report, the results of a recent, comprehensive survey of the bank's shareholder structure are also presented. The percentage of Commerzbank's capital held by institutional investors has increased further over the past few years to 76%. A similar survey in 1999 had shown their share at 60%, whereas in 1994, it was only 49%. This development reflects both a long-term "institutional" trend and also the observation that block sales in the recent past as well as the bank's capital increase last November mainly found their way into the custody accounts of institutional investors. At the same time, the share's so-called free float is higher as a result, reaching practically 82%. Dr. Eric Strutz, the bank's CFO, added: "I think that the strong involvement of professional market participants is also a clear statement of confidence in Commerzbank and shows that they expect positive performance from our share on a long-term basis."

Due to the sharp increase in the significance of institutional investors, private investors now hold 24% of the bank's capital in their custody accounts. While the number of private investors is lower in absolute terms than it was in 1999, it has held steady in recent years at almost 350,000. With companies and institutionals included, the overall number of investors has remained largely unchanged at about 360,000. Commerzbank is therefore one of Germany's major public companies. Thanks to regular issues of shares to staff over virtually the past three decades, the bank's active and former employees now account for more than 3% of its capital.

Just over half (52%) of the share capital is held in Germany. The largest single shareholder and at the same time the largest overall is Munich Re, with 9.5%. The next largest among non-German shareholders are Italy's Assicurazioni Generali (9.1%), Commerzbank's bancassurance partner, the major Spanish bank SCH and the two Italian banks Banca Intesa and Mediobanca. In addition to these important individual shareholders in Italy and Spain, Commerzbank shares are held on a sizeable scale in the United Kingdom (8%), Switzerland (6%) and in the USA (4%) as well.

Note: Further details on the survey can be found on pages 47-48 of Commerzbank's newly published Annual Report for 2003. This

is available here and delivery by post will begin in the next few days. Two charts on shareholder structure can be found under "share information".